

PROXY STATEMENT

Notice of 2024 Annual Meeting of Stockholders

PVH+ Plan

Build *Calvin Klein* and *TOMMY HILFIGER* into the most desirable lifestyle brands in the world and make PVH one of the highest performing brand groups in our sector.

GROWTH DRIVERS

1	2	3	4	5
Win with the best product	**Win with the best consumer engagement**	**Win in the digitally-led marketplace**	**Develop a demand and data-driven operating model**	**Drive efficiencies and invest in growth**

REGIONAL GROWTH OPPORTUNITIES

Outcompete our best competitors in Europe > **Unlock our full potential in North America** > **Accelerate our growth in Asia Pacific**

ENGAGE, EMPOWER & ENERGIZE OUR TEAMS

Our Work	**Our People**	**Our Culture**

Notice of 2024 Annual Meeting of Stockholders

The meeting will be held:

Thursday, June 20, 2024 8:45 am (EDT)

Online via live webcast

Registered holders at:
www.proxydocs.com/pvh

Beneficial holders at:
www.proxydocs.com/brokers/pvh

How to vote

Your vote is important

Even if you plan to attend the Annual Meeting virtually, we encourage you to vote your shares in advance to ensure they are counted.



By internet

In advance of meeting
www.proxydocs.com/pvh



During the meeting
Attend the meeting virtually and cast your vote electronically



By phone

In the U.S. or Canada dial toll-free
1-866-883-3382



By mail

Cast your ballot, sign your proxy card, and send in our prepaid envelope

Important notice regarding the availability of proxy materials for the Annual Meeting of Stockholders to be held on June 20, 2024:

Our Annual Report to Stockholders for our fiscal year ended February 4, 2024, the Proxy Statement, and all other proxy materials are available at www.proxydocs.com/pvh.

Purpose

1 Vote on the election of nine nominees for director to serve a one-year term

2 Vote on an advisory resolution to approve our executive compensation

3 Vote to ratify the appointment of auditors to serve for the current fiscal year

We also will transact any other business that properly comes before the meeting.

Who can attend

- Holders of record as of April 22, 2024, of PVH Corp. common stock or their proxies
- Beneficial owners
- Invited guests of PVH

Who can vote

Stockholders of record at the close of business on April 22, 2024.

How to attend

Our Annual Meeting will be conducted exclusively online via live webcast. Stockholders will be able to attend, vote and submit questions via the Internet by participating in the live webcast.

The webcast will begin promptly at 8:45 a.m. EDT on June 20, 2024. Online check-in will be available beginning at 8:30 a.m. EDT. You should allow ample time for the online check-in procedures.

Holders of record can participate in the virtual meeting by using the control number shown on their Notice Regarding Availability of Proxy Materials or proxy card. If you hold your PVH shares in a bank or brokerage account, you must obtain a legal proxy and a control number from your bank, broker or other nominee if you wish to participate in or vote at the Annual Meeting.

Stockholders will be able to view the stockholder list during the 10 days prior to the Annual Meeting and may submit questions before the Annual Meeting by sending an email to CorporateSecretary@pvh.com. For additional information, please *see* "General Information About the Annual Meeting" on page 94.

By Order of the Board of Directors,

Mark D. Fischer
Secretary
New York, New York
May 10, 2024

Dear Fellow Stockholders



Stefan Larsson
Stefan Larsson, Chief Executive Officer

May 10, 2024

We continue to gain important traction with our PVH+ Plan and our long-term vision to build *Calvin Klein* and *TOMMY HILFIGER* into the most desirable lifestyle brands in the world and make PVH one of the highest performing brand groups in our sector.

In 2023, despite a choppy macro environment, we delivered strong financial performance across both brands and all regions, exceeding our guidance for both the top and bottom line, driven by the strength of our two iconic brands and the disciplined execution of our brand-building growth strategy, the PVH+ Plan. We grew revenue 2% on a reported basis and 1% in constant currency*, including high-single digit direct-to-consumer (DTC) growth, while expanding our gross margins. We drove strong EBIT growth, expanded our EBIT margin to 10.1%, and delivered a significant EPS increase.

Thanks to the progress of our data and demand-driven operating engine, we ended the year with inventory down 21% compared to last year and produced significant cash flow which helped us to repurchase approximately $550 million of stock.

We continued to build strong momentum across both the consumer facing growth drivers of our PVH+ Plan — in product, marketing and marketplace — and in the build-out of our data and demand-driven business engine, all while driving efficiencies to invest in growth.

In 2023 in both brands, we fueled unforgettable cut-through campaigns and global talent partnerships to strengthen brand desirability at every consumer touchpoint. *Calvin Klein* drove more consumer engagement than at any other time in the history of the brand by combining mega talent such as Jennie Kim, Jung Kook, Kendall Jenner, Michael B Jordan, Idris Elba and Jeremy Allen White with our most important hero products. *TOMMY HILFIGER* continued to drive high relevance by leaning into its unique DNA of Classic American Cool, connecting our most iconic products with a network of the most influential talent and the world's biggest cultural events — from New York Fashion Week to F1 Grand Prix.

In Europe, we continued to drive growth, with our business today much larger than it was in 2019 and driving higher profits. We have started to successfully unlock North America, driving significant margin expansion, and we are taking back our licenses of core product categories as part of a multi-year transition which began in January 2024. And, we have turned Asia into a growth engine where we are now taking share on a consistent basis.

*Reconciliations to GAAP amounts appear on Exhibit A

Looking back on the first two years of PVH+ Plan execution, you will see a clear trend in that where we lean in to execute, we deliver:

- We have put 100% of our focus on our globally beloved iconic brands, *Calvin Klein* and *TOMMY HILFIGER*, and divested all other regionally focused brands.
- We're building a very strong leadership team with the experience to move PVH from a brand acquirer to a leading brand builder.
- We're driving strong DTC growth across all brands and all regions, and in the wholesale channel we have deepened our relationships with our key partners and applied a strong quality of sales focus globally.
- We have developed strong product category offense in key categories and must-have hero products, significantly increasing AURs and gross margin rate.
- We are executing breakthrough campaigns with strong global talent amplification to connect with the consumer while strengthening the brand experience across social, e-commerce, and stores.
- We have successfully started to build out our data and demand-driven operating model, reducing inventory as a percentage of sales while driving higher availability and stock freshness. The quality of our products is up, the cost of goods is down, and our pricing power is up, leading to higher gross margins.
- We continue to invest behind our growth initiatives, including increasing marketing spend to approximately 6% of sales for 2023, all while driving cost efficiencies across the company.

- We have significantly increased our cash flow, enabling us to invest in growth and increase our share buybacks to historically high levels. Over the last two years, we have repurchased nearly $1 billion of our stock, representing approximately 17% of our outstanding shares.
- We continued to make progress on our *Forward Fashion* corporate responsibility strategy, ensuring we're acting responsibly to meet the expectations of our stockholders, our associates, our consumers and the communities where we live and work.

For 2024, we will continue to build on our PVH+ Plan execution momentum across the company. This will directly translate into growth in Asia and North America while in Europe, against a tougher macro, we are taking proactive measures to drive higher quality of sales to further strengthen our unique market position there for long-term, brand-accretive growth.

Step by step, guided by our PVH+ Plan, we are building *Calvin Klein* and *TOMMY HILFIGER* into the most desirable lifestyle brands in the world and making PVH one of the highest performing brand groups in our sector. It will be the strength of our brands, our consistency in direction, and our disciplined execution of the PVH+ Plan that will set us apart over time.

Thank you for your confidence in PVH. This is only the beginning.

Sincerely,

Stefan Larsson, Chief Executive Officer

Table of Contents

Frequently Referenced Information

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement and does not contain all of the information you should consider. Please read the entire Proxy Statement carefully before voting. Disclosures in this Proxy Statement generally pertain to matters related to our most recently completed fiscal year, which began on January 30, 2023, and ended on February 4, 2024.

References to "2023" and other years refer to fiscal years, which are designated by the calendar year in which they begin.

The Notice Regarding the Availability of Proxy Materials and the Notice of Annual Meeting and Proxy Statement are first being distributed or made available, as the case may be, on or about May 10, 2024.

The meeting will be held:

8:45 a.m., EDT Thursday, June 20, 2024

Online via live webcast at:
Registered Holders at:
www.proxydocs.com/pvh



Beneficial holders at:
www.proxydocs.com/brokers/pvh

Record Date
April 22, 2024

Voting

· Stockholders as of the record date are entitled to vote.

· Each share of our common stock is entitled to one vote.

Admission

Attendance at the meeting will be limited to holders of record of our common stock as of the record date or their proxies, beneficial owners and invited guests of PVH. For additional information on how to attend the virtual meeting, please *see* "General Information About the Annual Meeting" on page 94.

Voting Matters and Board Recommendation

Voting Matters		Board's recommendation	For more information
Proposal 1	Election of Directors	FOR each Director Nominee	Page 12
Proposal 2	Advisory vote on executive compensation	FOR	Page 39
Proposal 3	Ratification of Ernst & Young LLP as our independent auditor for fiscal year 2024	FOR	Page 89

What to look for

We continue to focus on good governance and strive for transparency. This Proxy Statement discusses several significant 2023 actions. Among other things:

· We modified our incentive compensation program by:

  – adding an additional performance measure (revenue growth) to our annual bonus awards to track our PVH+ Plan growth target

  – replacing the earnings performance measure for our performance share unit ("PSU") awards with return on invested capital ("ROIC"), which advances our capital investment strategy to build long-term value and has the added benefit of eliminating the use of earnings in both our long-term and short-term incentive awards

· We modified our stock ownership guidelines to include a larger group of executives and to increase the ownership requirements for some of the executives who already were subject to the guidelines.

· We continued to execute the Board of Directors refreshment program. More than half of our directors have joined our Board over the last five years. Coupled with director retirements and resignations, this has reduced the average tenure of our independent director nominees over the last three years from 9.0 years to 5.4 years and has increased the diversity[1] among the director nominees from 42% to 67%.

· We continued expanding disclosure regarding the directors' skills and experience.

· We continued to live our values; practice good governance; attract, develop and retain diverse talent; and act as good corporate citizens.

---

1 We consider a director to be diverse if they identify as female, non-binary, LGBTQIA+, BIPOC (Black, indigenous and people of color), or a member of an ethnic minority. Mses. McIntyre, McPherson, Peterson and Sourry and Messrs. Bhalla and Cheeks each have at least one measure of diversity.

Director Election (page 12)

The following table introduces the current directors, all of whom are standing for re-election this year. Directors are elected annually by a majority of votes cast. At the Annual Meeting, proxies cannot be voted for more than nine nominees.

All directors are independent, except Mr. Larsson.

Director nominee	Age	Director Since (Tenure)	Other public company boards	Principal Occupation	% Board & committee meetings attended	Current Committee Memberships			
						A&RM	C	NG&MD	CR
Ajay Bhalla	58	2022 (2)	0	Former President, Cyber & Intelligence, Mastercard Incorporated	100%	●			
Michael M. Calbert	61	2022 (2)	1	Chairman of the Board, Dollar General Corporation	100%		●	●	
Brent Callinicos	58	2014 (10)	2	Former Chief Operating and Chief Financial Officer, Virgin Hyperloop One; Former Chief Financial Officer, Uber Technologies, Inc.	93%	●			●
George Cheeks	59	2021 (3)	0	Member of Office of the CEO, Paramount Global; President and Chief Executive Officer, CBS Entertainment Group	100%		●		●
Stefan Larsson	49	2021 (3)	0	Chief Executive Officer, PVH Corp.	100%				
G. Penny McIntyre	62	2015 (9)	0	Former Chief Executive Officer, Sunrise Senior Living, LLC	100%				●
Amy McPherson	62	2017 (7)	1	Principal investor and consultant, Kids Know Best; Retired President and Former Managing Director, Europe, Marriott International, Inc.	100%	●		●	
Allison Peterson	49	2021 (3)	0	Former Chief Customer Officer, Best Buy Co., Inc.	100%		●	●	
Amanda Sourry (Judith Amanda Sourry Knox)	60	2016 (7)	1	Former President, Unilever North America	100%		●	●	
Number of meetings in 2023					*	10	6	5	4

Committee Key:

A&RM   Audit & Risk Management
C   Compensation
NG&MD   Nominating, Governance & Management Development
CR   Corporate Responsibility

● Committee Chair

* The Board of Directors held five meetings during 2023.

Demographics of Our Director Nominees



Tenure of Independent Directors

9+ Years **2**   **2** 0–2 Years

Average Tenure of Independent Directors
5.4

+60 Years **4**

6–8 Years **2**   **2** 3–5 Years

Age Distribution of Independent Directors

1 40–49 Years

White male **3**

Average Age
58.6

3 50–59 Years

Gender and Racial Distribution

4 Women

Women or Minority Directors
67%

LGBTQIA+ **1**   **2** BIPOC*

* Black, Indigenous and People of Color

Director Nominee Skills

Our director nominees have a broad and diverse set of experience, qualifications, attributes and skills that are vital to the success of our business.

Operating Experience	
Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer or Chief Accounting Officer (or performing similar functions)	4
Business Unit Chief Executive Officer, President, Chief Operating Officer or similar leadership position	8
Financial Expertise	4
Industry Experience	
Consumer Products or Services	8
Digital/E-commerce	7
Technology/Cyber Risk/Information Security	3
Regulatory/Corporate Governance	3
International Experience	7
Risk Management	3
Sales/Marketing/Public Relations	7
Strategic Planning/Development	8
Human Capital Management	5
Diversity/Equity/Inclusion	6
Climate	3

2023 Business Highlights (page 40)

We introduced in 2022 the PVH+ Plan, our multi-year strategic plan to build *Calvin Klein* and *TOMMY HILFIGER* into the most desirable lifestyle brands in the world and build PVH into one of the highest performing brand groups in our sector.

We had significant achievements within each of the five growth drivers of the PVH+ Plan in 2023, including:

Win with the best product — Developed a strong product category offense in key categories and must-have hero products, significantly increasing average unit retails ("AURs") and gross margin rate

Win with the best consumer engagement — Executed cut-through consumer campaigns with strong global talent amplification, including Jeremy Allen White for *Calvin Klein* and Stray Kids for *TOMMY HILFIGER*, and *TOMMY HILFIGER*'s triumphant return to New York Fashion Week achieving the highest earned media value of all the Fall Winter 2024 Collection show

Win in the digitally-led marketplace — Strengthened the brand experience across social, e-commerce and stores, and deepened our relationships with our key wholesale partners with a strong quality of sales focus globally

Develop a demand and data-driven operating model — Decreased inventory by 21% as compared to last year, while driving higher availability, stronger quality and much better stock freshness to start the 2024 spring season

Drive efficiencies and invest in growth — Continued to invest behind our growth initiatives, including increasing marketing spend to approximately 6% of sales for 2023 to fuel cut-through campaigns and global talent amplification, all while driving cost efficiencies, across the company including the completion of plans announced in August 2022 to reduce people costs in our global offices by approximately 10% by the end of 2023

Our 2023 financial performance reflected progress against our PVH+ Plan targets. Revenue, earnings before interest and taxes ("EBIT") and earnings per share ("EPS") all improved from 2022. Our strong performance and financial condition allowed us to deliver on our commitment under the PVH+ Plan to return excess cash to stockholders; we repurchased 5.7 million shares of our common stock for $550 million.

EBIT

$929M

($931 million* on a non-GAAP basis) compared to EBIT of $471 million ($857 million* on a non-GAAP basis) in 2022

EPS

$10.76

($10.68* on a non-GAAP basis) as compared to EPS of $3.03 ($8.97* on a non-GAAP basis) in 2022

* Reconciliations to GAAP amounts appear on Exhibit A

Revenue

$9.2B

compared to $9.0 billion in 2022, a 2% increase. The revenue results reflect:

- a benefit from having a 53rd week in 2023, which was largely offset by the revenue reduction related to the sale of the Heritage Brands women's intimates business

Tommy Hilfiger

- **Tommy Hilfiger** revenue increased 4% compared to 2022 (increased 2%* on a constant currency basis)
- **Tommy Hilfiger International** revenue increased 3% (increased 1%* on a constant currency basis)
- **Tommy Hilfiger North America** revenue increased 6%

Calvin Klein

- **Calvin Klein** revenue increased 3% compared to 2022, on both a GAAP and constant currency basis*
- **Calvin Klein International** revenue increased 10% (increased 9%* on a constant currency basis)
- **Calvin Klein North America** revenue decreased 7%

Heritage Brands

- **Heritage Brands** revenue decreased 18% compared to 2022 and includes a 7% decrease resulting from the sale of the Heritage Brands women's intimates business

The following shows our performance against our peer group for the one- and three-year periods ended 2023 based on revenue growth, EBIT growth, and overall ranking, as well as based on total stockholder return ("TSR") for the three-year period.



Performance Measure	PVH Percentile Rank	
	1-Year (2023)	3-Year (2021–2023)
Revenue growth vs. peer group	87.5%	60.8%
EBIT growth[1] vs. peer group	91.1%	N/A%
TSR vs. compensation peer group (as of February 2, 2024)[2]	94.2%	92.3%
TSR vs. Russell 3000 (as of February 2, 2024)[2]	84.2%	70.3%
Overall Percentile Rank[3]	90.9%	76.6%

1   EBIT growth is based on non-GAAP amounts, as reported by us. 3-Year EBIT growth vs. peer group is N/A due to negative EBIT in 2020.

2   February 2, 2024 was the last business day of 2023.

3   Overall percentile ranking excludes TSR vs Russell 3000.

Executive Compensation Highlights (page 41)

Our compensation program is a pay-for-performance model. We believe we should incentivize our executive officers to improve our financial performance, profitably grow our businesses and increase long-term stockholder value — and should reward them based on their success in attaining these objectives. In 2023, we made important improvements to our compensation program so it continues to align executive compensation with both our PVH+ Plan strategy goals and best practices.

We added revenue as an additional performance measure in our annual bonus awards. As a result, the financial measures for annual bonuses were corporate (consolidated PVH) EBIT and revenue, and, for NEOs who lead business units, EBIT and revenue for their respective business units.

We replaced the earnings performance measure for our PSUs with return on invested capital to focus on building long-term value and to recognize the role of our most senior leaders in influencing capital investment decisions. This meant that PSUs were evenly weighted between a three-year average ROIC performance goal and three-year TSR performance as compared to a custom, industry-appropriate comparator group of companies consistent with our practices since 2021 (the "custom comparator group").

As a result of all these changes, all performance-based incentive awards are subject to different performance measures, and earnings is no longer a factor in both the long-term and short-term incentive awards. We believe this furthers the pay-for-performance intent of the incentive compensation awarded to our executive officers.

We granted PSUs to all of our executive officers. In recent years, our executive officers who were not NEOs received all of their equity awards in the form of restricted stock units ("RSUs"). In 2023, awards to these executives were 50% PSUs and 50% RSUs.

The 2023 changes to our annual bonus and PSU awards did not change our overall approach to compensating our Chief Executive Officer and the other executive officers whose compensation is discussed in this Proxy Statement. The bulk of their compensation packages continued to consist of short-term and long-term incentive awards with payouts subject to achievement of specific financial and strategic targets, and equity awards (RSUs, stock options and PSUs) continued to be linked to increases in stock value over time.

Say-on-Pay

Our stockholders overwhelmingly approved the compensation of our Named Executive Officers at our 2023 Annual Meeting, with approximately 93% of the votes cast in favor of the advisory proposal. We are pleased that our stockholders have consistently supported our executive compensation program since we began holding say-on-pay votes in 2011 and consider this support in evaluating the effectiveness of our executive compensation program. As shown in the adjoining table, the percentage of votes cast in favor of our advisory proposals over the last five years has never fallen below 92%.



Compensation Mix

CEO: PVH
Total Target Direct Compensation

Base Salary 9%	Bonus 17%	RSUs 22%	Stock Options 15%	Performance LTI 37%

91% Performance Based

Other NEOs: PVH
(average) Total Target Direct Compensation

Base Salary 23%	Bonus 22%	RSUs 19%	Stock Options 9%	PSUs 27%

77% Performance Based

CEO: Compensation Peer Group
Total Target Direct Compensation

Base Salary 9%	Bonus 19%	RSUs 22%	Stock Options 10%	Performance LTI 40%

91% Performance Based

Other NEOs: Compensation Peer Group
(average) Total Target Direct Compensation

Base Salary 19%	Bonus 23%	RSUs 21%	Stock Options 9%	Performance LTI 28%

81% Performance Based

Governance Highlights (page 18)

PVH is committed to excellence in corporate governance and corporate responsibility, as evidenced by the policies and practices summarized below.

Independence

- All of our directors are independent except our CEO
- Independent directors meet regularly in executive session
- All members of the Board's standing committees are independent

Accountability

- Directors are elected annually by a majority vote (in uncontested elections)
- We have held an annual stockholder advisory vote to approve named executive officer compensation since 2011
- Incentive compensation for executives is subject to our Clawback Policy

Alignment With Stockholder Interests

- Our executive compensation program emphasizes pay for performance
- Executive officers, other members of our Executive Leadership Team and directors are subject to robust stock ownership guidelines
- Directors and officers are prohibited from hedging and pledging our common stock

Board Practices

- We have an independent Chair
- Our Corporate Governance Guidelines are publicly available and reviewed annually
- We have a rigorous annual Board, committee and individual director self-evaluation process
- We have an ongoing refreshment process in place for the Board

Governance

- We promote our values of individuality, partnership, passion, integrity and accountability
- We are committed to the development of our associates and recognize that they are our greatest asset and key to our continued success
- We continuously review governance practices and consider adopting additional best practice principles
- We embrace clear, understandable and detailed financial reporting and corporate disclosure
- Our Code of Business Conduct and Ethics, our Code of Ethics for Chief Executive Officer and Senior Financial Officers, and the charters for all of our Board committees are available on our website
- Our By-Laws include proxy access provisions that are in line with market standards

Corporate Responsibility

- We are committed to driving fashion forward for good, and provide substantial information about our corporate responsibility practices and policies on our website and in our annual Corporate Responsibility Report
- We first adopted our *A Shared Commitment* code of conduct for suppliers and business partners in 1991, and have since expanded its scope and adapted its goals to embody our commitment to the workers who manufacture our products, their communities and the environment

2023 Governance Actions

We are continuing our pursuit of excellence in governance matters and strengthening our commitment to corporate responsibility.

- We continued to execute the Board refreshment program. Three of our five newest directors have at least one element of diversity (female, non-binary, LGBTQIA+, BIPOC or a member of an ethnic minority). One of these directors identifies as having two diverse elements.
- We have had four women on the Board since 2017.
- We have had at least one racially or ethnically diverse director on the Board every year but one since 2011.
- Three of the Board's four standing committees are chaired by women.
- More than half of our directors have joined our Board over the last five years. Coupled with director retirements and resignations, this has reduced the average tenure of our independent director nominees over the last three years from 9.0 years to 5.4 years.

- We modified our stock ownership guidelines to include a larger group of executives and to increase the ownership requirements for some of the executives who already were subject to the guidelines.
- We will publish our annual Corporate Responsibility Report later this year, where we will report in detail on the measurable progress we have made toward our *Forward Fashion* commitments.
- Our inclusion and diversity ("I&D") efforts have been recognized externally over the years, including by *Forbes*, which named PVH one of the World's Top Companies for Women in 2023.
- We ranked as one of America's Most JUST Companies by JUST Capital in 2023.

Proposal 1:
Election of Directors

The PVH Board of Directors currently consists of nine directors, all of whom are nominees at the Annual Meeting. All nominees elected as directors at the Annual Meeting will serve for a term of one year or until their successors are elected and qualified. The Board of Directors is not currently aware of any reason why any nominee might be unable to serve.



The Board of Directors recommends a vote FOR the election of the nine nominees introduced below.

Proxies received in response to this solicitation will be voted FOR the election of all nine nominees unless the stockholder specifies otherwise.

The election of directors in an uncontested election requires the affirmative vote of a majority of the votes cast at an annual meeting. Our Corporate Governance Guidelines provide that a director seeking re-election who does not receive a majority vote from stockholders must offer a letter of resignation. The Nominating, Governance & Management Development Committee will make a recommendation to the full Board on whether to accept or reject any such resignation, or whether other action should be taken.

The Board must act on the Nominating, Governance & Management Development Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date election results are certified. The Committee and the Board may consider any factors and information they deem appropriate and relevant in making their respective decisions. The director who has tendered a resignation cannot participate in formal discussions about whether to accept that resignation.

Nominees for Election

Ajay Bhalla

Former President, Cyber & Intelligence, Mastercard Incorporated



Independent

Age: 58

Director Since 2022

Committee

- Audit & Risk Management

Experience

- President, Cyber & Intelligence, at Mastercard (a global technology company in the payments industry) and a member of Mastercard's Executive Leadership Team and its Management Committee from 2018 to April 2024
- President of Mastercard's Enterprise Security Solutions business from 2014 to 2018

Expertise

Mr. Bhalla has extensive experience in digital commerce and cybersecurity. His work has driven the development of technologies and solutions to help Mastercard provide safe, secure and frictionless interactions for consumers and its customers and partners around the world, helping to advance trust and inclusion in the digital ecosystem. This includes helping lead Mastercard's pioneering work in the deployment of artificial intelligence ("AI"), digital and crypto currencies, digital identity solutions, and cybersecurity across the global payments industry. Mr. Bhalla also has experience in mergers and acquisitions, expanding customer segments and operating footprint, and risk and audit management. Additionally, he is involved in supporting Mastercard's environmental, social and governance commitments.

Other public company boards

- None

Michael M. Calbert

Chairman of the Board, Dollar General Corporation



Independent

Age: 61

Director Since 2022

Chair since June 2022

Committees

- Compensation
- Nominating, Governance & Management Development

Experience

- Chairman of the Board, Dollar General Corporation (a discount retailer) since 2016
- Member of the private equity firm KKR & Co. L.P., where he led the retail industry team from 2000 until his retirement in 2014
- Chief Financial Officer of Randall's Food Markets from 1997 to 1999
- Certified public accountant with Arthur Anderson Worldwide from 1985 to 1994

Expertise

Mr. Calbert is experienced with corporate finance and strategic business planning activities. As the former head of KKR's global retail industry team, Mr. Calbert has a strong background and extensive experience in advising and managing companies in the retail industry, including evaluating business strategies and operations, financial plans and structures, risk, and management teams. His former service on various private and public company boards in the retail industry, as well as his current service on the board of another public retail company, further strengthens his knowledge and experience. Mr. Calbert also has a significant financial and accounting background.

Other public company boards

- **Dollar General Corporation** (since 2016)
- **AutoZone, Inc.** (2019 to 2021)
- **Executive Network Partnering Corporation** (2020 to 2022)

Brent Callinicos

Former Chief Operating and Chief Financial Officer, Virgin Hyperloop One; Former Chief Financial Officer, Uber Technologies, Inc.



Independent

Age: 58

Director Since 2014

Committees

- Audit & Risk Management (Chair)
- Corporate Responsibility

Experience

- Chief Operating and Chief Financial Officer of Virgin Hyperloop One (an autonomous transportation company) from January 2017 to March 2018
- Advisor at Uber Technologies, Inc. (an on-demand car service company) from 2015 to 2016
- Chief Financial Officer at Uber from 2013 to 2015
- Vice President, Treasurer and Chief Accounting Officer of Google Inc. (a global technology leader now known as Alphabet Inc.) from 2012 to 2013
- Vice President and Treasurer of Google from 2007 to 2012

Expertise

Mr. Callinicos is a CPA with extensive experience working in treasury, financial and accounting roles in public companies and working with public company boards. He has been a senior executive at four companies and has served in several board advisory roles. He has substantial experience with corporate responsibility initiatives, including having run Green Energy Investing at Google.

Other public company boards

- **Baidu, Inc.** (since 2015)
- **Rubicon Technologies, Inc.** (since 2015; became a public company in 2022)

George Cheeks

Member of Office of the CEO, Paramount Global; President and CEO, CBS Entertainment Group



Independent

Age: 59

Director Since 2021

Committees

- Compensation
- Corporate Responsibility

Experience

- One of the three members of the Office of the CEO, Paramount Global (a global media, streaming and entertainment company), the parent company of CBS Entertainment Group, since April 2024
- President and CEO of CBS Entertainment Group (a news, entertainment and sports media company and studio) since 2020
- Chief Content Officer, News and Sports, Paramount+, since 2021
- Vice Chairman of NBCUniversal Content Studios from 2019 to 2020
- Co-Chairman of NBC Entertainment from 2018 to 2019
- Co-President of Universal Cable Productions and President of Late Night Programming at NBC Entertainment from 2017 to 2018
- President of Business Operations and Late Night Programming at NBC Entertainment from 2014 to 2017
- Executive Vice President of Business Operations at NBCUniversal from 2012 to 2014

Expertise

Through his more than 25 years of experience in the media and entertainment industry, Mr. Cheeks has demonstrated a deep understanding of how an iconic brand grows with its audience in the context of changing distribution, culture, lifestyles and preferences. He has served in several senior executive positions with responsibility for creative, business and operational matters.

Other public company boards

- None

Stefan Larsson

Chief Executive Officer, PVH Corp.



Age: 49

Director Since 2021

Experience

- PVH Corp.'s Chief Executive Officer since 2021. Prior to his current role he served as President of PVH from 2019 through 2021.
- President and Chief Executive Officer of Ralph Lauren Corp. from 2015 to 2017, where he successfully refocused the company on what made it iconic, improved its performance, and set the path for future growth.
- Global President of Old Navy (a division of Gap Inc.) from 2012 to 2015, where he helped deliver 12 consecutive quarters of profitable growth and positioned the brand among the top preferred brands among millennials in America.
- For nearly 15 years, held multiple key leadership roles on the team responsible for growing H&M, with revenues increasing from approximately $3 billion to approximately $17 billion and operations expanding from 12 to 44 countries.

Expertise

Mr. Larsson has a proven record of leadership and global experience in driving transformation and brand building in an increasingly dynamic and ever-changing consumer landscape. He is highly regarded for his strategic focus and operational track record. As PVH's Chief Executive Officer, he provides insight to the Board on our business and management team, and drives the PVH+ Plan, his multi-year strategy for PVH's next chapter of growth.

Other public company boards

- **Ralph Lauren Corporation** (2015 to 2017)
- **The RealReal, Inc.** (2019 to 2020)

G. Penny McIntyre

Former Chief Executive Officer, Sunrise Senior Living, LLC



Independent

Age: 62

Director Since 2015

Committee

- Corporate Responsibility (Chair)

Experience

- Chief Executive Officer of Sunrise Senior Living, LLC (a provider of senior living services) from November 2013 to May 2014
- President of the Consumer Group of Newell Brands from 2011 to 2012
- Group President of Newell Brands' Office Products Group from 2009 to 2012
- Senior Vice President, General Manager, Functional Beverages (overseeing still beverages, such as water, tea and coffee) at The Coca-Cola Company, after holding a series of marketing positions of escalating responsibility, including Group Marketing Director, Europe, Asia and Middle East

Expertise

Ms. McIntyre has extensive general management experience gained through operating consumer packaged goods businesses in multiple channels across multiple geographies. She has led sales, marketing and operations teams in Europe, Africa, Japan and the U.S. She has a background in consumer insights, brand building and digital commerce gained through her employment with Coca-Cola, Newell Brands and SC Johnson Wax.

Other public company boards

- None

Amy McPherson

Principal investor and consultant; Retired President and Former Managing Director, Europe, Marriott International, Inc.



Independent

Age: 62

Director Since 2017

Committees
- Audit & Risk Management
- Nominating, Governance & Management Development (Chair)

Experience
- Principal investor and consultant to a kids-focused media business
- President and Managing Director, Europe at Marriott (a global lodging company) from 2009 to 2019
- Joined Marriott in 1986 and served in roles of increasing responsibility, including Executive Vice President of Global Sales and Marketing, Senior Vice President of Business Transformation and Integration, and Vice President of Finance and Business Development

Expertise

Ms. McPherson has considerable experience in overseeing business operations and development in Europe, having overseen multiple brands of hotels for Marriott, the world's largest hotel company. She has overseen acquisitions and strategic partnerships and implemented and executed strategies on both a regional and global basis. In addition, Ms. McPherson has experience managing Marriott's global and field sales, marketing, loyalty program, revenue management, e-commerce, worldwide reservation sales and customer care, and sales channel strategy and analysis.

Other public company boards
- **Royal Caribbean Cruises Ltd.** (since 2020)

Allison Peterson

Former Chief Customer Officer, Best Buy Co., Inc



Independent

Age: 49

Director Since 2021

Committees
- Compensation
- Nominating, Governance & Management Development

Experience
- Executive Vice President, Chief Customer Officer at Best Buy (a leading provider of technology products, services and solutions) from 2020 to 2023
- Chief Customer and Marketing Officer at Best Buy from 2019 to 2020
- President, E-Commerce at Best Buy from 2017 to 2018
- Vice President, Category Marketing at Best Buy from 2015 to 2017
- Previously worked in merchandising and demand planning at Target Corporation

Expertise

Ms. Peterson has extensive experience in omni channel retail, where she has delivered seamless and innovative customer experiences, driven customer loyalty and delivered top and bottom-line growth. She has established and advanced strategy and driven innovation and transformation at scale by understanding the evolving needs of consumers. She has a proven track record of building brands and driving customer engagement by leveraging data, analytics and technology. Ms. Peterson also has knowledge of various aspects of the apparel industry from her time at Target Corp.

Other public company boards
- None

Amanda Sourry

Former President, Unilever North America



Independent

Age: 60

Director Since 2016

Committees

- Compensation (Chair)
- Nominating, Governance & Management Development

Experience

- President of Unilever North America (a personal care, foods, refreshment, and home care consumer products company) from 2018 to 2020
- Head of Global Customer Development at Unilever from 2018 to 2019
- President, Global Foods Category at Unilever plc from 2015 to 2017
- Executive Vice President, Global Haircare at Unilever from 2014 to 2015
- Executive Vice President of Unilever U.K. and Ireland from 2010 to 2014

Expertise

Ms. Sourry has extensive global marketing and business experience in consumer products and customer development, including overseeing Unilever's digital efforts. She has held roles in the U.S. and throughout Europe and served in global product positions. Ms. Sourry was actively involved in Unilever's global diversity, gender balance and sustainability initiatives.

Other public company boards

- **The Kroger Co.** (since 2021)

Corporate Governance

Independence

The Board of Directors has evaluated the independence of each of the directors and nominees for director in relation to the rules of the New York Stock Exchange ("NYSE"). The independence inquiry included the additional criteria for service on the Audit & Risk Management Committee and the Compensation Committee for the directors who are members of those committees. The Board determined that Mr. Larsson, our CEO, is not independent, and that each of our other current directors is independent.

In making these independence determinations, the Board of Directors considers whether a director has or had a relationship with PVH that would disqualify the individual from being considered independent under applicable regulations, that would require disclosure under applicable regulations, or that might otherwise be deemed material to the director, the director's family or PVH, including whether there are any employment or consulting arrangements between any such individual and a third party that provides services to us. None of the directors, other than Mr. Larsson, has a material relationship with PVH, either directly or as a partner, stockholder or officer of an organization that has a relationship with PVH, nor does any other director have a direct or indirect material interest in any transaction involving PVH.

No family relationship exists between any director or executive officer of PVH and any other director or executive officer.

Leadership Structure of the Board

The Board believes that no single leadership model is necessarily best for PVH. Historically the Board had a combined Chair and CEO with an independent presiding director. In 2022, in connection with the retirement of our former CEO as Chair, we reconsidered our Board leadership structure in light of our new CEO and the evolving Board membership that resulted from our board refreshment program. As a result of that review, we made the decision to have an independent, non-executive Chair. The Board believes that having an independent director serve as Chair is the most effective leadership structure for the Board right now as it allows Mr. Larsson to focus on his responsibilities as Chief Executive Officer, including the execution of the PVH+ Plan.

Michael Calbert has served as Chair since June 2022. Mr. Calbert's background as a public company director with extensive Chair experience, along with his deep expertise in the retail and consumer sectors, makes him qualified for the Chair role.

The duties of the Chair include:

- **Leading** all meetings of the Board, including executive sessions of the independent directors;
- **Serving** as the liaison between the non-management directors and the Chief Executive Officer;
- **Guiding** the annual review of the Chief Executive Officer's performance and compensation;
- **Serving** as a sounding board for, and providing advice and guidance to, the Chief Executive Officer;
- **Discussing** with management or approving non-routine information sent to the Board;
- **Ensuring implementation** of Board requests on standing and timely agenda items;
- **Reviewing** and approving meeting agendas;
- **Ensuring** there is sufficient time for discussion of all agenda items;
- **Driving** the Board refreshment program;
- **Calling** meetings of the independent directors, if appropriate; and
- **Participating** in, or consulting on, communications with stockholders, when appropriate.

We do not anticipate a situation in the foreseeable future where we would recombine the roles of Chair and CEO. Our Corporate Governance Guidelines provide that, if the Chief Executive Officer (or another associate) serves as Chair, or the Chair otherwise is not independent, the Nominating, Governance & Management Development Committee must nominate, and the independent directors must elect, an independent director to serve as presiding director. Any independent director serving as presiding director will have duties similar to those described for the Chair.

In addition to having an independent Chair (or presiding director, when applicable), the Board has adopted a number of governance practices to ensure effective independent oversight. Among these practices, which are set forth in our Corporate Governance Guidelines, are a requirement that the members of all key Board committees meet the independence requirements prescribed by the NYSE, and a policy that the Board will hold executive sessions of the independent directors at least four times each year.

Risk Oversight

The Board of Directors oversees the management of risks related to the operation of our business. As part of its oversight, the Board receives periodic reports (generally annually) from members of senior management on various aspects of risk, including our enterprise risk management program, business continuity planning, and cybersecurity.

Our Board Committees oversee the management of risks that fall within their respective areas of responsibility, as described below.

The Audit & Risk Management Committee has principal Board-level responsibility for reviewing and assessing the company's significant risks (such as business, financial and financial reporting, cybersecurity, technology and data privacy risks) and management's program to assess, monitor and manage such exposures. In addition, this committee monitors the operation of our enterprise risk management program. It also meets privately on a regular basis with representatives of our independent auditors to discuss our auditing and accounting processes and management.

The Compensation Committee considers, as part of its oversight of our executive compensation program, whether the incentive awards it administers are properly aligned with long-term stockholder value creation, corporate objectives, and our Code of Business Conduct and Ethics. It develops policies, such as our Clawback Policy, to mitigate potential risks, and annually performs an analysis of incentive compensation arrangements throughout the company to ensure they do not create excessive or unwanted risk.

The Nominating, Governance & Management Development Committee oversees risks related to governance issues. It administers an active succession planning process for the Chief Executive Officer, including to reduce risk in the event our Chief Executive Officer needs to be replaced on an emergency basis, and considers the implications when directors change their principal employment or seek new directorships to ensure there are no conflicts of interest or loss of skill set.

The Corporate Responsibility Committee is responsible for advising the Board and management with respect to potential risks to PVH's reputation and our role as a socially responsible organization. It monitors human rights, work conditions and environmental programs administered by our global Corporate Responsibility team, mainly with respect to the operations of suppliers and factories in our supply chain.

In performing their functions, each committee has full access to management, as well as the authority to engage advisors. Committee chairs report on their committees' activities, including agenda items relating to risk, at each Board meeting following a committee meeting, and can raise risk issues with the full Board at that time. The Board and each of its committees also meets with, receives reports from, and works with management to navigate our company and businesses through the impacts of macroeconomic events, such as the COVID-19 pandemic, as we seek to mitigate the effects through business, operational, financial and human capital management initiatives.

Management is charged with managing risk. Management communicates routinely with the Board and Board committees on the significant risks that it has identified and how they are being managed. It provides the following reports and information to the Board's committees.

To the Audit & Risk Management Committee

- an annual enterprise risk management report that identifies our most significant operating risks and the mitigating factors that temper those risks, based on the results of an annual, in-depth exercise in which a broad spectrum of associates and executives from key areas and all regions work with an outside expert to identify relevant areas of risks and mitigating factors;

- quarterly reports on the status of our network security framework, the status of information security initiatives and any new security incidents, and strategies implemented to address those risks;

- reports at all meetings (other than the quarterly calls to review earnings releases and periodic reports) on our cybersecurity and data privacy efforts, including an annual in-depth review of strategy and initiatives for the coming year, presented by our Chief Information Security Officer ("CISO");

- reports at most meetings on risks and developments relating to our IT systems upgrades;

- updates regarding changes in applicable accounting and financial reporting rules, as well as detailed presentations on significant accounting and financial reporting decisions made in connection with a press release or periodic report;

- annual presentations from the global leads of our Compliance and Privacy teams (who report to our General Counsel) on the status and strategies of our global programs, significant caselaw and regulatory developments and reports, recent and planned training, and whistleblower hotline activity;

- reports on claims of fraud and auditing and accounting irregularities, as well as legal claims with potentially material impact, when they arise; and

- presentations on insurance and other areas of risk and risk management.

To the Compensation Committee

- an annual risk assessment that analyzes the risks represented by each component of the program, as well as mitigating factors.

To the Nominating, Governance & Management Development Committee

- the results of the rigorous annual evaluation program of individual directors, the Board and Board committees in order to determine if they are performing effectively and in the best interests of PVH and our stockholders; and

- developments in governance practices in the areas of stockholder rights and board structure and governance, which are considered as part of the committee's annual review of our policies and charter documents.

To the Corporate Responsibility Committee

- our response to climate and environmental risk, including cross-sector collaboration on global solutions and relevant policies, and evolving business practices, such as reducing waste, prioritizing climate-friendly raw materials, and investing in renewable energy; and

- updates on significant corporate responsibility-related events and activities impacting the industry, including human rights risks.

Cybersecurity and Data Privacy

Cybersecurity and Data Privacy are priority matters as part of our management of risks. Our principal objectives are to protect our information technology equipment, networks, systems, and data (associate, consumer, customer and business partner) globally, as well as our intellectual property and confidential business information.

In support of these objectives, our Information Security Group ("ISG"), a global function that spans our organization, has designed a strategy using the National Institute of Standards & Technology ("NIST") Cybersecurity Framework to mitigate cybersecurity risks that could result in the unauthorized access to and disruption of systems, as well as unauthorized access to and acquisition and manipulation of data. In addition, ISG regularly meets with its business partners on cyber risk education and mitigation through communication of our projects and standards. Our CISO, who reports to our Chief Technology and Information Officer, is responsible for implementing the NIST Cybersecurity Framework.

We have a cybersecurity incident response plan and dedicated teams to respond to incidents. Cross-functional teams assess priority and severity, and external experts, including legal counsel, may be consulted. Our cybersecurity teams respond to incidents based on severity levels.

ISG has implemented and continues to improve on comprehensive cybersecurity standards, security tools, associate training programs, and security breach procedures to build a best-in-class program. To measure the effectiveness of this program, we perform monthly phishing exercises and education and perform, and improve our plan through, regular tabletop breach exercises, penetration tests and simulations.

In addition, we conduct regular cybersecurity assessments with independent firms and annual evaluations for compliance with PCI-DSS (Payment Card Industry — Data Security Standards), and benchmark maturity assessments aligned with the NIST Cybersecurity Framework.

Our Internal Audit Department evaluates our information security program and ISG function via various information security and cybersecurity audits that are performed throughout the year, as well as through internal controls testing under Section 404 of the Sarbanes-Oxley Act.

The Audit & Risk Management Committee, with the support of management, is in the process of identifying an independent cybersecurity firm to provide advisory services and annual training and awareness to the Board. This will provide the Board with an independent outside perspective on the Company's cybersecurity program.

Board, Committee and Director Evaluations

The Board believes it is important to address its role, the presentation topics at its meetings, and its capabilities and effectiveness on a regular basis. Board, director and committee evaluations — and discussions about the results of those evaluations — are integral to this process. The Nominating, Governance & Management Development Committee oversees the annual Board evaluation process.

1. Questionnaires designed and distributed

The Nominating, Governance & Management Development Committee uses comprehensive questionnaires covering the Board and each committee. The Board questionnaire includes rated and open-ended questions about the individual performance of each director (in regard to commitment, participation, preparedness and contributions) and the willingness of directors to act independently and to constructively challenge management on strategy, decisions and performance. The Board and committee questionnaires also contain questions relevant to management on topics such as support of and responsiveness to the Board, availability of management outside of meetings, the content of presentations, the appropriateness of agenda items, and the sufficiency and timeliness of information provided to the Board in advance of or between meetings. Directors also complete individual self-assessments. The form and content of all our questionnaires are reviewed annually and revised as necessary.

2. Responses collected

All directors are required to complete these questionnaires and the self-assessment. The questionnaires for each committee are also completed by executives and outside advisors who regularly attend the relevant committee's meetings. In addition, members of management provide feedback on the performance of the Board and individual directors.

3. Results reviewed

The results of the Board questionnaires and individual self-assessments, along with management's feedback, are initially reviewed by the Nominating, Governance & Management Development Committee to determine the key issues to be presented to the full Board, the manner of that presentation, and any issues to be addressed with individual directors. The aggregated results for the Board, along with comments (without attribution), are provided to every director, and the input regarding individual committees is provided to the committee members. The independent directors hold a meeting annually to discuss the results of and comments received on the Board questionnaires and to develop and implement plans for improvement. Similarly, the members of each committee consider their survey results and comments at a regular meeting.

4. Feedback delivered

The Chair (or if the Chair is not an independent director, the presiding director) or the Chair of the Nominating, Governance & Management Development Committee speaks to individual directors about personal performance issues raised and provides suggestions for improving performance or addressing particular needs. The Chair (or presiding director) also meets individually with each of the other independent directors on an annual basis to discuss their performance based on Chair's (or presiding director's) own observations, management feedback, and discussion at meetings of the Nominating, Governance & Management Development Committee. In addition, relevant findings are communicated to management if there is a need for solutions to improve the effectiveness of the Board and Board meetings. Finally, based on the results of this evaluation process, the Nominating, Governance & Management Development Committee may request that directors seek out particular education programs or that the Board receive presentations on particular topics.

The Nominating, Governance & Management Development Committee will consider retaining an outside consultant to assist with an assessment of the Board and the directors after it completes the current phase of the refreshment process.

Board Refreshment

Evaluating current Board composition

The Nominating, Governance & Management Development Committee follows a formal, ongoing process for director succession and is actively engaged in a refreshment process to ensure we have the appropriate breadth and depth of experience on the Board to effectively perform the Board's responsibilities. The addition of four new independent directors in less than four years, and the fact that only four nominees have a tenure of seven years or more (with the most senior nominee having just over ten years), demonstrates the success of this process.



Board refreshment 2014–2024 (to date)

100%
Turnover starting in 2014

5 of 9
New directors since 2019

Average tenure of proxy nominees

Average age of proxy nominees

Gender/racial diversity of proxy nominees

The refreshment process has several goals:

· identify qualities and skills needed for service on our Board;

· identify the qualities and skills each current director possesses;

· assess how the current directors deploy their qualities and skills for the benefit of PVH;

· determine whether any additional skill sets or other attributes are necessary to fill gaps in the current Board;

· establish a succession strategy and execute against that strategy, including planning well in advance of mandatory retirements; and

· perform on-boarding and transitioning for new directors.

The Nominating, Governance & Management Development Committee uses a skills matrix to assess the strengths and needs of the Board in relation to our current business strategy, expected future strategic needs, and the current state of our industry. The matrix incorporates areas of operating and industry experience that Committee members have determined should be represented on our Board, as well as skills that governance and self-regulatory organizations and our investors consider when evaluating boards of directors. Using directors' self-assessments and assessments from the other directors and management, the Committee populates the matrix, showing the extent to which each current director has the desired qualities and skills.

The Nominating, Governance & Management Development Committee regularly reviews the skills matrix, along with individual director demographics, tenure and committee memberships, and considers our total Board composition and demographics compared to our peers and evolving governance practices, to determine whether we need to add directors with specific qualities or skills. As part of the Board's refreshment process, the Committee reviewed the skills matrix and decided to expand the desired skills and experience in 2023 to ensure the composition of the Board remains appropriate, including taking into account the company's PVH+ Plan strategy announced in 2022.

Director Nominee Skills

We believe our directors should possess high personal and professional ethics and integrity and be committed to representing the long-term interests of our stockholders. We endeavor to have a Board representing a range of experience in areas that are relevant to the global nature of our operations and the PVH+ Plan. We believe that the following are key areas of experience, qualifications and skills that should be represented on the Board.

C-Suite Experience	Experience in a C-suite position enables a director to provide us with valuable insight into organizational behavior and processes, an understanding of strategy development and execution, important knowledge about a range of challenges and issues facing large companies, and deep functional expertise.
Business Unit Leadership Experience	Directors with business leadership experience within a large enterprise offer us practical and tested perspectives on oversight of organization and strategic planning, including in the areas of talent development, driving change and long-term growth.
Financial Expertise	Knowledge of financial markets, financing and financial reporting processes enables a director to provide us with effective oversight and advice in respect of our financial position, financing activities and capital structure and financial reporting.
Consumer Products or Services	Directors with expertise in consumer products and services have experience and perspectives that are essential to the execution of our growth strategy and efforts to increase market share in a competitive industry.
Digital/E-commerce	In-depth knowledge of or experience with digital transformations and digital workflows enables a director to provide us with insight and advice in support of our digital-first, 360-degree consumer engagement to win with and meet consumers on their terms in new and engaging ways.
Technology/Cyber Risk/Information Security	Directors with a background or experience in information technology/software, cybersecurity or technology can offer valuable perspectives on the development of advanced technologies and innovative solutions, and also serve a critical role in the Board's oversight of cybersecurity risks.
Regulatory/Corporate Governance	Directors with knowledge of the legal and regulatory framework in which we operate help evaluate risks and how our business may be impacted by governmental actions, public policy, and regulatory changes and enforcement, and also ensure that the Board performs its obligations and operates with stockholders in mind in all regards.
International Experience	Directors who have conducted business or operations outside of the United States provide perspectives and insights on international business, politics and culture that are invaluable to a global company with operations and sales around the world.
Risk Management	Knowledge and experience in managing major risk exposures for complex, large organizations, including significant financial, operational, compliance, reputational, strategic, international and cybersecurity risks, enable a director to provide input critical to the Board's risk oversight role.
Sales/Marketing/Public Relations	Directors with expertise in brand development, marketing and sales at a global scale and in local markets can provide important support to our PVH+ Plan strategy.
Strategic Planning/Development	Directors with proficiency in overseeing long-term business transformations and mergers and acquisitions have the knowledge to provide advice and insight into matters such as our M&A activities, licensing opportunities, and decisions to form joint ventures or make strategic investments.
Human Capital Management	Human resources (including people and culture) experience is increasingly important to our success, and directors having this expertise can be key to executing our strategies for hiring talent, rightsizing our organization, developing high potential and high performing talent, and creating the culture we seek to help our businesses grow and thrive.

Diversity/Equity/Inclusion	We have a strong commitment to diversity, equity and inclusion, and directors with a background, education or operational skills in building an inclusive work environment, including attracting, retaining, promoting and developing diverse talent, can provide important insight and advice in our efforts to continue to create a community in which every individual is valued and every voice is heard.
Climate	Directors with experience in environmental issues and sustainability strengthen the Board's oversight of environmental and climate risks, which are significant in our industry, and provide insight into tools and processes that can help us meet the extensive regulatory requirements developing worldwide around sustainability marketing, labeling, reporting and the like.

The Nominating, Governance & Management Development Committee believes our Board of Directors is most effective when its members represent a mix of the attributes, skills and experience shown below, as well as elements of individual diversity.

	Ajay Bhalla	Michael M. Calbert	Brent Callinicos	George Cheeks	Stefan Larsson	G. Penny McIntyre	Amy McPherson	Allison Peterson	Amanda Sourry
Operating Experience									
Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer or Chief Accounting Officer (or performing similar functions)		●	●		●	●			
Business Unit Chief Executive Officer, President, Chief Operating Officer or similar leadership position	●		●	●	●	●	●	●	●
Financial Expertise		●	●		●		●		
Industry Experience									
Consumer Products or Services	●	●	●		●	●	●	●	●
Digital/E-commerce	●		●		🔵	🔵	●	●	●
Technology/Cyber Risk/Information Security	●		●				🔵		
Regulatory/Corporate Governance	●	●	●						
International Experience		⚪	⚪	⚪	●	●	●		●
Risk Management	●	●	●						
Sales/Marketing/Public Relations	●		●		●	●	●	●	●
Strategic Planning/Development	●	●	●		●	●	●	●	●
Human Capital Management				🔵	🔵	🔵	🔵		🔵
Diversity/Equity/Inclusion	●		●	🔵		●	●		●
Climate	●		●						●

● Experience obtained as a result of directly overseeing a business function
🔵 C-suite experience managing a business with this component or experience obtained as a result of directly overseeing this function
⚪ C-suite experience managing a business with international operations

Diversity

The Nominating, Governance & Management Development Committee considers the diversity of the Board and potential candidates in selecting new directors. In connection with the current Board refreshment program, the Committee has instructed search and recruiting firms to include female and diverse candidates in all pools of prospective directors that they present, but does not have a specific diversity policy. In practice, the Committee reviews whether a candidate would contribute to the diversity of skills, abilities, and experience represented in our skills matrix, as well as the candidate's race, ethnicity, gender identity and sexual orientation. We are proud of the diversity of backgrounds that characterizes our current Board of Directors, including that over half of our nominees for director are women or members of underrepresented minorities, and we believe the Board's diversity provides significant benefits to PVH.

Board Diversity Matrix

Number of Director Nominees: 9			
	Female	**Male**	**Non-Binary**
Part I: Gender Identity			
Directors	4	5	0
Part II: Demographic Background			
African American or Black	0	0	0
Alaskan Native or Native American	0	0	0
Asian	0	1	0
Hispanic or Latinx	0	0	0
Native Hawaiian or Pacific Islander	0	0	0
White	4	3	0
Two or More Races or Ethnicities	0	1	0
LGBTQIA+	0	1	0
Did Not Disclose Demographic Background	0	0	0

Identifying potential new directors

In evaluating potential new directors, the Nominating, Governance & Management Development Committee will consider the needs identified by our formal review process and the resulting skills matrix, and also may consider factors such as each candidate's professional experience; business, charitable or educational background; performance in current position; reputation; age; and service on other boards of directors. Potential candidates have been identified at various times by members of the Board, by third-party search and recruiting firms retained for that purpose, and by senior executives.

The Nominating, Governance & Management Development Committee will consider a nominee recommended by a stockholder if the recommendation is made in writing and includes (i) the qualifications of the proposed nominee to serve on the Board, (ii) the principal occupation(s) and employment of the proposed nominee during the past five years, (iii) each directorship currently held by the proposed nominee, and (iv) a statement that the proposed nominee has consented to the nomination. The recommendation should be addressed to our Secretary. The expectation is that candidates recommended by stockholders will be evaluated in substantially the same way we evaluate candidates identified by the Committee.

Proxy access

We have a proxy access provision in our By-Laws. This provision allows qualified stockholders to nominate director candidates for election to our Board, and for those candidates to be included in our proxy materials. Under the proxy access provision, a group of up to 20 stockholders that collectively has owned at least 3% of our common stock for at least three years may nominate director candidates constituting up to the lesser of two directors and 20% of our Board, subject to certain informational and procedural requirements.

The Nominating, Governance & Management Development Committee evaluated a number of different factors and potential formulations in adopting our proxy access provision before recommending it to the Board for approval. We believe the provision gives stockholders a meaningful opportunity to participate in the director nomination process, while also imposing reasonable thresholds to avoid unnecessary administrative costs and to ensure the nominating stockholders have an appropriate and genuine interest in PVH and its governance.

Mandatory retirement

Directors cannot be nominated for re-election if they will be 72 years old on the date of the applicable annual meeting. The Board believes that imposing a mandatory retirement age is an effective way to ensure director refreshment.

Stockholder Engagement

We regularly engage with stockholders to understand their concerns and their perspectives on our company and our business. We meet with and speak to stockholders during appearances by management at scheduled events, as well as in one-on-one meetings and through conference calls held throughout the year. Our CEO, CFO, and leader of our Investor Relations team held discussions during 2023 with over 80% of our top 15 stockholders who are active managers (*i.e.*, excluding index funds and others who do not meet with management) and who hold nearly 40% of PVH's outstanding shares. Additionally, these executives have held meetings with stewardship teams of passive and active investors. Others who have met with investors include our Chair, the Chair of our Corporate Responsibility Committee, our General Counsel, and our Chief Sustainability Officer in connection with ESG (environmental, social and governance) discussions with ESG funds, ESG teams of large institutional investors, and others.

We held discussions during 2023 with over

80%

of our top 15 stockholders who are active managers

Our discussions with stockholders in 2023 often centered on the PVH+ Plan, our multi-year strategic plan to build *Calvin Klein* and *TOMMY HILFIGER* into the most desirable lifestyle brands in the world and build PVH into one of the highest performing brand groups in our sector.

Other common issues discussed included:

- Our long-term growth targets
- Our senior leadership team
- Growth opportunities for each of our branded businesses, including regional and category opportunities
- Our plans and perspectives on, as well as expected impact on us of, macroenvironmental issues
- The competitive landscape and how we are positioned to gain market share globally
- Our initiatives to grow digital commerce

- Our consumer engagement initiatives, both globally and regionally
- Our development of a demand- and data-driven operating model, including infrastructure investments such as supply chain optimization and speed-to-market initiatives
- How we are driving operating efficiencies across each of our businesses to improve our cost competitiveness
- Free cash flow, particularly how it is used for capital allocation, such as stock repurchases and dividend policy
- Our corporate responsibility program

We also engage with stockholders on our compensation practices, most notably on CEO compensation, and periodically seek input regarding our compensation program and the compensation paid to our senior executives. The Compensation Committee has discussed and considered communications received from stockholders relating to our compensation program, and, in the past, the Committee Chair has responded to inquiries. In addition, the members of the Compensation Committee typically attend our Annual Meeting and are available to answer questions regarding our compensation program.

Feedback from our stockholders typically is positive, and we generally have not received any requests to undertake changes to our compensation practices, adopt corporate governance measures, undertake additional (or enhance existing) corporate responsibility initiatives, or expand our engagement practices.

Director On-Boarding

We believe a wide-ranging orientation is important in positioning new directors for success, so we conduct a comprehensive on-boarding process. Our Board orientation includes pairing each new director with a seasoned member of the Board who serves as a peer mentor for the first three to six months. In addition, new directors participate in a corporate, business and financial orientation program that involves substantive individual meetings with the members of our Executive Leadership Team and others. For example, the Chief Executive Officer will brief new directors on current business; the Chief Financial Officer will speak about our financial performance and capital structure; the Chief Strategy Officer will discuss strategy; the General Counsel will discuss corporate governance, periodic reporting and stock-related matters; the Chief People Officer will report on human resources strategies, key talent and succession planning; and the leader of our Investor Relations team will discuss the stockholder base and investor relations. In addition, senior executives of our brand businesses provide an overview of their respective businesses. The orientation extends to the Board committees on which a new director will sit and includes an introductory session with the Chair or other committee members and potentially executives and outside advisors who work with the committee. New directors receive Securities and Exchange Commission ("SEC") filings and other information as a background resource. We endeavor to have all new directors visit our European headquarters in Amsterdam within their first year of service.

Ongoing Director Education

We have created a website for directors that is part of our PVH University learning management platform. The site provides directors with access to information on director educational conferences and programs, our PVH Complies compliance training courses, and the extensive library of courses we offer to our associates. To help directors use the site more efficiently, programs, conferences and classes recommended by other directors and our Talent Development Team are flagged.

We encourage directors to pursue educational opportunities to enable them to better perform their duties and to learn about emerging issues. Moreover, our Corporate Governance Guidelines strongly encourage directors to attend at least one external director education program per year. We provide access to educational materials and resources, including subscriptions to outside publications relevant to governance and our industry, and membership in governance organizations. We do not limit the amount of time or money that can be spent on director education, although we do evaluate the courses and conferences to confirm the subject matter is appropriate for the director and their role. We recommend courses that directors have found worthwhile, and directors can identify other programs they think will support them in their roles. Directors attended three external courses and conferences in 2023 on topics including cybersecurity, climate change risk, governance and board operations, ESG and sustainability, and innovation and technology.

The Nominating, Governance & Management Development Committee may request that directors seek out particular education programs or that the Board receive presentations based on results from the Board questionnaires and individual director self-assessments.

We often incorporate travel to PVH facilities and facilities operated by business partners to educate directors on our global operations, as well as matters related to the committees on which they serve. For example, the entire Board traveled in 2019 to Amsterdam, where our European headquarters is based, and Dusseldorf, the headquarters for the largest business in Europe. Those visits enabled the Board to meet with key members of management in those offices, to meet the country managers of each European office, and to tour our offices and certain key retail operations. Trips of this nature were impossible during the COVID-19 pandemic, but the Board was able to visit company and customer stores in the United States in 2023. We have scheduled a trip to international markets in Asia in 2024 and plan to have at least one trip to company facilities, stores, customer or competitor locations, or international markets or offices each year.

Restrictions on Other Board Service

In order to ensure that our directors have time to commit to service on our Board, our Corporate Governance Guidelines restrict their ability to accept other board seats. In particular, the Chief Executive Officer may not serve on more than one other public company board, and no other director may serve on more than three other public company boards. A director who serves as a "Section 16 officer" of a public company or in an equivalent position at a private company is limited to board service at the company at which the director is employed and one other public company.

Any director who wishes to join another company's board (other than the board of a non-profit company) must first get approval from the full Board, the Nominating, Governance & Management Development Committee, or both. Such approval will be based on whether the director's proposed additional board service would conflict with a PVH policy or the director's responsibility to PVH, whether due to the nature of the business, the timing of meetings, work demands or otherwise.

Management Succession Planning

The Nominating, Governance & Management Development Committee engages in detailed succession planning. Succession plans for the Chief Executive Officer and the senior management team are reviewed regularly by the CEO and Chief People Officer with the Committee. Status reports on talent and succession plans are presented to the full Board two times a year.

The succession planning process includes identifying and developing plans for promising internal candidates as well as monitoring external talent. The plan includes mid-term and long-term solutions and arrangements in the event an emergency arises.

Committees

The Board of Directors has four standing committees: Audit & Risk Management; Compensation; Nominating, Governance & Management Development; and Corporate Responsibility. Each committee has a written charter adopted by the Board of Directors that is available on our website at PVH.com/investor-relations/governance. The Board has determined that all members of the four standing committees satisfy the independence requirements under NYSE listing standards and SEC rules.

Audit & Risk Management Committee



MEMBERS

Brent Callinicos (Chair)
(beginning March 2023)

Ajay Bhalla

Amy McPherson

V. James Marino (served until June 2023, when he retired from the Board)

Edward R. Rosenfeld (served until December 2023, when he resigned from the Board)

10 MEETINGS IN 2023

The Audit & Risk Management Committee is directly responsible for the appointment, compensation, and oversight of the work of the outside auditing firm. In addition, the Audit & Risk Management Committee helps the Board fulfill its oversight functions relating to the quality and integrity of our financial reports by:

· monitoring our financial reporting process and internal audit function;

· monitoring the outside auditing firm's qualifications, independence, and performance; and

· performing such other activities consistent with its charter and our By-Laws as the Committee or the Board deems appropriate.

The Board has determined that all members of the Audit & Risk Management Committee meet the heightened independence requirements for purposes of audit committee service under NYSE listing standards and SEC rules, and each of Mr. Callinicos and Ms. McPherson qualifies as an "audit committee financial expert," as defined in SEC rules.

Compensation Committee



MEMBERS

Amanda Sourry (Chair)

Michael M. Calbert

George Cheeks
(beginning June 2023)

Allison Peterson

6 MEETINGS IN 2023

The Compensation Committee discharges the Board's responsibilities relating to the compensation of our executive officers. The Compensation Committee also has overall responsibility for evaluating and approving, or recommending to the Board for approval, all of our compensation plans, policies, and programs, and is responsible for preparing the Compensation Committee Report that appears in this Proxy Statement. The Compensation Committee is authorized to delegate limited authority to enable appropriate corporate officers to make equity awards subject to parameters the Committee establishes. For more information on the authority granted to our Chief People Officer to grant equity awards, see "Compensation Committee Process," which begins on page 45.

Our Chief Executive Officer; Chief People Officer; Executive Vice President, Head of Global Rewards; and General Counsel regularly attend and participate in Compensation Committee meetings, as do representatives of ClearBridge Compensation Group, the Committee's independent compensation consultant since 2009. For more information on the independent compensation advisor, see "Independent Compensation Consultant," which begins on page 46.

The Board has determined that all members of the Compensation Committee meet the heightened independence requirements for purposes of compensation committee service under SEC rules.

There were no interlocks or relationships involving any member of the Compensation Committee during 2023 that are required to be disclosed under the SEC's rules or proxy regulations.

Nominating, Governance & Management Development Committee



MEMBERS

Amy McPherson (Chair)

Michael M. Calbert

Allison Peterson
(beginning March 2023)

Amanda Sourry

Joseph B. Fuller (served until June 2023, when he retired from the Board)

5 MEETINGS IN 2023

The Nominating, Governance & Management Development Committee is charged with:

- identifying individuals qualified to become Board members;
- recommending director nominees to the Board;
- recommending members for each Board committee;
- overseeing Board, committee and director evaluations;
- reviewing the Corporate Governance Guidelines and recommending changes to the full Board;
- conducting Chief Executive Officer succession planning, and receiving detailed succession planning presentations for senior management;
- monitoring senior management development; and
- monitoring issues of corporate culture and conduct.

Corporate Responsibility Committee



MEMBERS

G. Penny McIntyre (Chair)

Brent Callinicos

George Cheeks

4 MEETINGS IN 2023

The Corporate Responsibility Committee is charged with acting in an advisory capacity to the Board and management with respect to policies and strategies that affect PVH's role as a socially responsible organization, generally consisting of oversight and guidance with respect to *Forward Fashion*. *Forward Fashion* is our long-term corporate responsibility program intended to transform how clothes are made and (re)used and move our business and the fashion industry toward a more innovative and responsible future. The Committee receives reports on our I&D program, PVH University, The PVH Foundation (our charitable and philanthropic organization), our business resource groups (affinity groups for communities within PVH), and other ways we advance our core values. The Committee also oversees health and safety issues.

Meetings

Our Corporate Governance Guidelines require all members of the Board of Directors to use reasonable efforts to attend, in person or by telephone or video conference, all meetings of the Board and of any committees on which they serve, as well as the annual meeting of stockholders. All but one of our directors who were nominees for election at the 2023 Annual Meeting of Stockholders attended the meeting, and we expect all nominees for director to attend the 2024 meeting. There were five meetings of the Board of Directors during 2023.

98%
attendance

at Board meetings and
98% at Committee meetings

Board meetings typically cover four categories of business, as described below.

- **Corporate governance matters.** These discussions include approval of minutes and dividends, committee reports, and the review of committee charters, Board policies, and SEC filings.

- **Standing agenda items.** These discussions address matters such as business and financial updates, budget review and approval, corporate strategy and strategic opportunities/alternatives, capital structure, stockholder activism, and updates on enterprise risk management, corporate responsibility and other programs.

- **Topical issues.** The Board receives presentations on and, as appropriate, considers matters such as competitive and industry developments, advertising and marketing campaigns, regulatory updates, capital programs, and initiatives like speed-to-market, sourcing, health and safety of employees and those in our supply chain, leadership transitions and organizational restructurings.

- **Transaction-related discussions and approvals.** The Board discusses issues such as financings, acquisitions and joint ventures when they arise.

To ensure that the Board is fully informed about issues under discussion, meetings often include presentations by our corporate officers, senior executives or internal subject matter experts, and outside advisors and consultants. One meeting each year typically is convened to give directors an opportunity to consider and discuss at length matters such as strategy, opportunities, business strengths and weaknesses, and competitive threats. This meeting also provides the directors with exposure to and the opportunity to interact with a large contingent of executives from the global management team. These interactions help the Board assess the talent pool globally.

Executive Sessions

Each Board meeting begins in an executive session of all the directors. This session includes an overview of the agenda by the Chief Executive Officer and a preview of some of the key issues confronting management. In addition, the executive session gives directors an opportunity to prepare possible lines of questioning for management and outside advisors and enables the Board to discuss issues that they do not want to raise with the rest of management present. On occasion, additional members of management are invited to participate with respect to discrete items.

Our independent directors also meet at the end of each regular meeting (and other times) in executive session to discuss Board presentations, management performance, and the performance of our Chief Executive Officer. Our Chair (or if the Chair is not an independent director, the presiding director) leads these sessions.

CEO Evaluation

The Chair (or if the Chair is not an independent director, the presiding director) meets with our Chief Executive Officer at least annually to discuss the Board's feedback on the CEO's performance and to suggest areas for improvement. The discussion is based on a robust written evaluation with input from all directors on five key areas of performance: Leadership and People; Strategic Planning; Financial Results; External Relations; and Board Relations. Feedback is elicited through a written performance evaluation completed by each director that solicits both quantitative and qualitative responses regarding these key areas of performance.

Transactions With Related Persons

SEC rules require us to disclose certain transactions with "related persons." These are transactions, with some exceptions, involving amounts in excess of $120,000 between PVH on one side and one of the following categories of people on the other side:

- a current director or executive officer;
- a person who, during our most recently completed fiscal year, served as a director or executive officer;
- a nominee for director;
- a holder of more than 5% of our common stock; or
- an immediate family member of someone who falls into one of the foregoing categories.

No transactions met these criteria in 2023.

The Audit & Risk Management Committee is required to review and approve any transaction between PVH and any director or executive officer that will, or is reasonably likely to, require disclosure under SEC rules. In determining whether to approve any such transaction, the Committee will consider the following factors, among others, to the extent relevant to the transaction:

- whether the terms of the transaction are fair to PVH and on the same basis as would apply if the transaction did not involve a related person;
- whether there are business reasons for PVH to enter into the transaction;
- whether the transaction would impair the independence of an outside director; and
- whether the transaction would present an improper conflict of interest for a director or executive officer, taking into consideration such factors as the Committee deems relevant, such as the size of the transaction, the overall financial position of the individual, the direct or indirect nature of the individual's interest in the transaction, and the ongoing nature of any proposed relationship.

Additionally, under our Code of Business Conduct and Ethics and our Conflict of Interest Policy, our directors and associates, including executive officers, have a duty to report all potential conflicts of interest, including transactions with related persons. We have established procedures for reviewing and approving disclosures under the Conflict of Interest Policy, and all disclosures are discussed annually with the Audit & Risk Management Committee.

Governing Documents

Corporate Governance Guidelines. Our Corporate Governance Guidelines address matters such as director qualifications and responsibilities, Board committees and their charters, the responsibilities of the independent Chair or presiding director (as applicable), director independence, director access to management, director compensation, director orientation and education, evaluation of management, management development and succession planning, and annual performance evaluations for the Board. The Nominating, Governance & Management Development Committee reviews the Corporate Governance Guidelines annually and determines whether to recommend changes to the Board.

Code of Ethics for Chief Executive Officer and Senior Financial Officers. Our Code of Ethics is designed to ensure full, fair, accurate, timely and understandable disclosure in the periodic reports we file with the SEC. We intend to disclose on our website any amendments to, or waivers of, the Code of Ethics that would otherwise be reportable on a Current Report on Form 8-K. Any such disclosure will be posted within four business days of the amendment or waiver.

Code of Business Conduct and Ethics. The Code of Conduct and Ethics, which applies to all PVH directors, officers and associates, addresses matters such as conflicts of interest, insider trading, confidentiality of PVH's proprietary information, and discrimination and harassment.

All of these documents, as well as the charters for our four standing committees, are posted on our website at PVH.com/investor-relations/governance.

How to Contact the Board

Stockholders and other interested parties may send communications to the Board of Directors (or to one or more individual directors, such as the non-management directors or the Chair). Any such communication should be addressed to the Board (or individual director) in care of the Secretary of PVH Corp., 285 Madison Avenue, New York, New York 10017.

Values, Governance, Human Capital Resources and Corporate Responsibility

Throughout our 140-year plus history, we have been passionate about doing the right thing. Our values — individuality, partnership, passion, integrity and accountability — define who we are as a company, and we encourage our associates to embody them every day.

As a purpose-led company, we strive to deliver success for all of our stakeholders — from our stockholders to our business partners and the communities and consumers that we serve every day.

Upholding Our Values

Our commitment to our stockholders goes beyond taking responsible actions to increase stockholder value. We are proud that our efforts regarding business conduct, inclusivity, human capital and sustainability have led to a variety of positive recognition for PVH. PVH ranked within the top 20 U.S. companies on Barron's 100 Most Sustainable Companies for the fifth year in a row; we scored a 90 out of 100 on the Disability Equality Index for Best Places to Work; we were named to *Forbes'* World's Top Companies for Women; and we also ranked as one of America's Most JUST Companies by JUST Capital for 2023.

Integrity and accountability are pillars in our conduct of business. We maintain a whistleblower reporting system operated by an independent third party with online and telephone reporting options for our associates, workers at our suppliers' factories, talent used in our marketing shoots, and employees of our joint ventures. The associate option, which supplements internal reporting options, is available in 15 languages and allows for reporting on an anonymous basis (except when prohibited by law). We have a strict non-retaliation policy to protect associates who report suspected misconduct in good faith, as well as those who cooperate in any investigation.

Governance

We are committed to excellence in corporate governance. To that end, we regularly review our practices and consider adopting new, and changing existing, governance practices as best practices evolve.

We moved from a classified Board to annual elections well before it was a common practice, and our Audit & Risk Management Committee has had a decades-long commitment to independence and meticulous oversight.

In 2021, we completed a CEO transition that was part of a rigorous, multi-year succession planning process in which we considered both internal and external candidates. This transition also led us to reconsider separating the Board Chair and CEO roles and prompted the Board to appoint an independent, non-executive Chair at the end of 2021. A new independent, non-executive Chair was appointed upon the retirement of the prior Chair in 2022.

Other relatively recent governance improvements included updating our ownership guidelines to cover additional senior executives in addition to our active NEOs, and increasing the ownership requirement in some cases; eliminating (with overwhelming stockholder support) the supermajority voting provisions in our Certificate of Incorporation and other antitakeover defenses; and amending our Stock Incentive Plan (again, with strong stockholder support) to add certain restrictions, such as a cap on annual director awards, not paying dividend equivalents on unvested time-vesting awards unless they vest, not accruing dividend equivalents on performance-based awards, and making awards subject to recoupment ("clawbacks").

Human Capital Resources

To help us attract, develop and retain the diverse talent that is critical to our long-term success, we strive to create a strong associate experience and a diverse and inclusive workplace. Our associates have a range of opportunities to grow and develop in their careers, supported by competitive compensation, benefits, and health and wellness programs, and by programs that help them build connections with their communities.

Inclusion and diversity

Inclusion and diversity continues to define who we are as a company and how we operate as a business; we are committed to creating a more inclusive, diverse and equitable industry for all. Advancing our I&D journey will create an inclusive workplace, drive innovation in the marketplace, and positively impact our communities.

Through the efforts of our global Inclusion and Diversity team, we have made strides in our efforts to attract, develop, retain and promote diverse talent. For example, we established and deployed a formal global mentoring program to ensure that all associates can benefit from the positive career development outcomes associated with effective mentorship. We also continued to expand our business resource groups, which are associate-initiated and associate-led groups that foster a welcoming and supportive diverse community. We invite associates of all backgrounds to actively participate in these groups, which are dedicated to bringing associates together to increase professional and social networks, enhance career development and business acumen, and contribute to building a more inclusive work environment.

Our I&D efforts have been recognized externally over the years. In addition to the awards named above, we have been named to Disability:IN's Best Place to Work for Disability Inclusion and Seramount's Top 100 Businesses for Diversity. Our Japan business received the Work with Pride Award – Gold certification for the 5th consecutive year, and our European business received the Anthem Award for Diversity, Equality and Inclusion.

Talent management and development

Our talent program covers associate performance and development, as well as succession planning. We regularly review succession plans and conduct assessments to identify talent needs and growth paths for our associates. Our approach to performance and development is designed to motivate our associates to advance, leverage our associates' strengths, and encourage a coaching and feedback culture, while also supporting our efforts to promote internally.

Developing our associates is a key strategic priority for us. In 2023, we supported efforts to strengthen people manager capabilities by releasing the Manager Studio, a global digital destination and suite of learnings intended to help people managers drive performance, lead teams, and build culture. Through Manager Studio, people managers learn about the six essential management moments that together create a consistent associate experience and allow teams to positively impact our business objectives. This complements PVH University, our global internal learning and development platform, that provides engaging and impactful content and learning opportunities that empower associates to build core competencies and develop skills necessary for improvement and advancement. Additionally in 2023, we enhanced our performance management practices to enable stronger connections between the PVH+ Plan and individual associates' priorities, and to motivate our associates to develop, leverage their strengths, and grow a career at PVH.

Corporate Responsibility

Our *Forward Fashion* corporate responsibility strategy plays an increasingly important role in our PVH+ Plan as governments regulate fashion's sustainability impacts, investors view human rights and climate change as material business risks, and consumers favor brands that take credible climate action.

We made considerable advancements in 2023 towards our *Forward Fashion* commitments to accelerate climate action, advance human rights and champion inclusion and diversity.

Accelerate climate action

To accelerate our commitments toward climate action, we prioritized collective action work and formed key partnerships to reduce greenhouse gas (GHG) emissions and waste across our value chain.

Renewable Energy Sourcing

- We signed a first-of-its-kind collective Virtual Power Purchase Agreement with eleven other apparel brands. This will enable us to harness solar energy from Spain, covering PVH Europe's owned-and-operated electricity volumes across ten countries.

Circularity and Resource Use

- To drive further reductions in GHG emissions and waste and to align with evolving regulation, we launched an evolved circularity target informed by the Ellen MacArthur Foundation's vision of a circular economy. Our target is focused on product design, textile waste reduction and keeping products in circulation.

- We established partnerships with Zalando and ThredUp to extend resale and take-back opportunities for *TOMMY HILFIGER*. Through the Tommy Remixed 2.0 Collection, pre-loved and partially damaged pieces from take-back programs were reworked by tailors to help extend the life of our products and decrease our overall impact on the environment.

Sustainable Packaging

- To scale sustainable packaging alternatives to deliver a more sustainable product to our consumer, we expanded our annual packaging data analysis to develop a roadmap for transitioning packaging to recycled and recyclable materials.

- Our Calvin Klein business scaled the transition of their men's underwear boxes from plastic to paper in North America, with plans to expand across Asia and Europe in 2024.

Advance human rights

With production in approximately 40 countries, we have a responsibility toward worker wellbeing for all in our supply chain – whether it is providing a safe and healthy workplace or establishing opportunities for professional advancement. Specifically, since women comprise two-thirds of our supply chain workforce, we aim to support them by providing professional and life skills development programs and services.

- We provided nutrition services to over 25,000 women in Bangladesh to prevent maternal malnutrition and low birth weight through the Power of Nutrition partnership.

- The PVH Foundation continued to invest $250,000 annually through the Resilience Fund for Women in Global Value Chains to support local grassroots organizations focusing on women and women's solutions in Bangladesh, India, Cambodia and Vietnam.

- Given our leadership in improving workplace safety and as a founding member of the International Accord for Health and Safety and the Bangladesh Accord, we are proud to have signed the Pakistan Accord. This will extend legally binding agreements between fashion brands and global trade unions to improve workplace safety for garment workers in Pakistan.

Champion inclusion and diversity

PVH has made great strides in advancing human rights across the apparel supply chain, and we have established a formal supplier diversity program to extend this work to the indirect procurement of goods and services in the U.S. and other applicable regions.

• To engage and support diverse suppliers, PVH has established partnerships with organizations such as Women's Business Enterprise National Council, WEConnect and National Minority Supplier Development Council.

We are also committed to leveraging the power of PVH and our platform to promote awareness of, and access to, opportunities in our industry for communities that have been historically excluded or underrepresented. To address those issues, we have pledged to invest a total of $10 million over the next four years to support organizations, programs and initiatives that engage those communities and create greater pathways to opportunities in the fashion industry.

• To date, we have awarded $3.7 million in grants to 23 different organizations in 14 countries, supporting over 4,300 participants through various programming and projects.
• In addition, over 100 PVH associates have helped make an impact through over 300 hours of volunteering with various partner organizations.

Political and Lobbying Activities

PVH does not contribute to political candidates, parties or causes. We do occasionally participate in lobbying activities, principally through our membership in industry associations. Our most recent efforts were in connection with legislation related to COVID-19.

Director Compensation

Annual Retainers

Non-employee directors are paid annually in a combination of cash and restricted stock units, as shown below.

Recipient	Value and Form of Payment
Each Non-Employee Director	$100,000, in cash
Each Non-Employee Director	RSUs, settled in shares of our common stock with a value of approximately $180,000 on the grant date
Non-Executive Chair	Additional RSUs, settled in shares of our common stock, with a value of approximately $200,000 on the grant date
Chair of the Audit & Risk Management Committee	$45,000, in cash
Other Members of the Audit & Risk Management Committee	$20,000, in cash
Chair of the Compensation Committee	$35,000, in cash
Other Members of the Compensation Committee	$15,000, in cash
Chairs of the Nominating, Governance & Management Development Committee and the Corporate Responsibility Committee	$25,000, in cash
Other Members of the Nominating, Governance & Management Development Committee and the Corporate Responsibility Committee	$10,000, in cash

Non-employee directors are reimbursed for their meeting-related expenses in addition to receiving the compensation disclosed above.

Non-employee directors who join the Board after our annual meeting are paid a pro rata portion of the applicable fees for the year but do not receive an award of RSUs. We would not pay fees or make equity grants to non-employee directors who are designated for election by a stockholder having director nomination rights.

Our non-employee directors receive nominal benefits and perquisites. They are entitled to the same discounts at our retail stores as are available to all associates. In addition, we provide business accident travel insurance for directors and their spouses, which is at no additional cost to us because we maintain coverage for our associates globally. Finally, non-employee directors are eligible to participate at their own cost in our group umbrella insurance program, which may offer more favorable rates than they can obtain on their own.

Stock Ownership Guidelines

Our non-employee directors are required to own shares of our common stock with an aggregate value equal to five times the standard annual cash retainer payable to directors. New directors have five years from the date they are elected to attain this ownership level. All of our non-employee directors, other than Mr. Bhalla, are in compliance with this requirement as of the date of this Proxy Statement. Mr. Bhalla has until calendar 2027 to meet the guideline. Directors must hold 50% of the shares received upon the vesting of their equity awards (after payment of taxes) until they satisfy the guideline.

2023 Compensation

The following table sets forth the information concerning the compensation of all individuals who served as directors during any portion of 2023, other than Mr. Larsson, whose compensation as an executive is set forth on the Summary Compensation Table on page 64. Directors who are employees of the company receive no additional compensation for serving on the Board.

	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Ajay Bhalla	120,000	180,056	300,056
Michael M. Calbert	125,000	380,118	505,118
Brent Callinicos	127,236	180,056	307,292
George Cheeks	117,875	180,056	297,931
G. Penny McIntyre	125,000	180,056	305,056
Amy McPherson	141,750	180,056	321,806
Allison Peterson	122,833	180,056	302,889
Amanda Sourry	145,000	180,056	325,056
Former Directors			
Joseph B. Fuller[3]	55,542	N/A	55,542
V. James Marino[3]	57,000	N/A	57,000
Edward R. Rosenfeld[4]	137,347	180,056	317,403

1 The fees earned or paid in cash to the directors consist of the following:

	Annual Director Fee ($)	Committee Chair Fees ($)	Committee Member Fees ($)	Total ($)
Ajay Bhalla	100,000	N/A	20,000	120,000
Michael M. Calbert	100,000	N/A	25,000	125,000
Brent Callinicos	100,000	2,625	24,611	127,236
George Cheeks	100,000	N/A	17,875	117,875
G. Penny McIntyre	100,000	25,000	N/A	125,000
Amy McPherson	100,000	19,583	22,167	141,750
Allison Peterson	100,000	N/A	22,833	122,833
Amanda Sourry	100,000	35,000	10,000	145,000
Former Directors				
Joseph B. Fuller	47,500	5,486	2,556	55,542
V. James Marino	47,500	N/A	9,500	57,000
Edward R. Rosenfeld	94,722	42,625	N/A	137,347

2   The amounts are the aggregate fair value of RSUs granted to our independent directors in 2023. All grants to these directors were made on the same date in June and in accordance with the compensation package described in this section under the heading "Annual Retainers." The fair value is equal to $82.33, the closing price of our common stock on the grant date, multiplied by the number of RSUs granted.

The number of outstanding RSUs for each of our directors as of February 4, 2024, was as follows:

	Stock Awards (#)[a]
Ajay Bhalla	2,187
Michael M. Calbert	4,617
Brent Callinicos	2,187
George Cheeks	2,187
G. Penny McIntyre	16,391[b]
Amy McPherson	2,187
Allison Peterson	2,187
Amanda Sourry	2,187
Former Directors	
Joseph B. Fuller	N/A
V. James Marino	N/A
Edward R. Rosenfeld	N/A

a   Stock awards for each of our current directors consist of restricted stock units that vest on the earlier of one year after the date of grant or the date of the Annual Meeting of Stockholders following the year of grant.

b   Settlement of 14,204 of these outstanding awards has been deferred pursuant to the director's election, as permitted under our Stock Incentive Plan.

3   Mr. Fuller and Mr. Marino retired from the Board effective June 2023.

4   Mr. Rosenfeld resigned from the Board effective December 2023 and, as a result, forfeited his annual stock award before it vested.

Proposal 2
Advisory Vote on Executive Compensation

We are asking stockholders to provide advisory approval of the compensation of our Named Executive Officers, as described in the Compensation Discussion & Analysis and Executive Compensation Tables sections that follow. While the results of this vote are non-binding, the Compensation Committee intends to consider carefully those results when making future compensation decisions.

The following is a summary of key points that stockholders may wish to consider as they make their voting decisions. We encourage you to review the entire Compensation Discussion and Analysis for detailed information on our executive compensation program.

Our compensation program emphasizes performance-based short- and long-term pay, including equity, to ensure a rigorous pay-for-performance culture. A significant majority (generally, approximately 70% to 90% based on target-level compensation) of each NEO's compensation package consists of short-term and long-term awards that pay out only upon the achievement of specific financial targets, and realized values of equity awards are linked to increases in stock price and stockholder value over time.



The Board of Directors recommends a vote FOR approval of the compensation paid to our Named Executive Officers.

Proxies received in response to this solicitation will be voted FOR this proposal unless the stockholder specifies otherwise.

Our performance targets are meaningful and are designed to encourage executives to perform at high levels. For bonuses to pay out at target percentages, we must achieve financial goals generally based on the annual budget reviewed and approved by the Board of Directors. Business unit performance goals are based on business plans reviewed with the Board.

Performance share units will pay out at the target level only if we achieve a meaningful return on invested capital over a three-year period and outperform a group of industry peers.

Our compensation program reflects sound pay practices.

- We generally do not provide our NEOs with any guarantees as to salary increases, bonuses, incentive plan awards or equity compensation.
- Our perquisites are modest and do not include tax reimbursements or "gross-ups."
- We have adopted stock ownership guidelines (including holding requirements until ownership levels are achieved) for our NEOs that are intended to align their long-term interests with those of our stockholders and to encourage a long-term focus.

Our total compensation packages are comparable to those awarded by our peers. When we establish compensation packages each year, we compare the total compensation that each NEO can earn to compensation for the most comparable executives at the companies in our peer group. We confirm the accuracy of such comparisons by reviewing actual amounts paid or expected to be paid at the end of each year. Consistent with our emphasis on pay for performance, target compensation for our Chief Executive Officer and for our other NEOs is heavily weighted on long-term and performance-based elements. In all cases, the weighting is consistent with the weighting in pay packages for the NEOs' counterparts at our peers.

We believe the information disclosed in the Compensation Discussion & Analysis and Executive Compensation Tables sections that follow demonstrates that our executive compensation program is well-designed, is working as intended, emphasizes pay for performance without encouraging undue risk, incorporates sound corporate governance and compensation practices, and foregoes elements that are considered poor pay practices.

The Board submits the following resolution to stockholders to indicate their non-binding advisory approval:

Resolved, that the compensation paid to PVH's Named Executive Officers, as disclosed in this Proxy Statement pursuant to the rules of the SEC, including the Compensation Discussion & Analysis, compensation tables, and any related narrative discussion, is hereby **approved**.

Compensation Discussion & Analysis

Contents

Executive Summary

This Compensation Discussion & Analysis ("CD&A") describes our executive compensation program and the compensation decisions for our Named Executive Officers, or NEOs:

NEO	Title
Stefan Larsson	Chief Executive Officer
Zachary J. Coughlin	Executive Vice President and Chief Financial Officer
Martijn Hagman[1]	Chief Executive Officer, Tommy Hilfiger Global and PVH Europe
Eva Serrano	Global Brand President, Calvin Klein
Julie A. Fuller[2]	Former Executive Vice President, Chief People Officer

1   As of April 4, 2024, Mr. Hagman is serving solely as Chief Executive Officer, PVH Europe.

2   Ms. Fuller's last day of employment was February 4, 2024, the last day of fiscal 2023.

2023 Performance Highlights

We introduced in 2022 the PVH+ Plan, our multi-year strategic plan to build *Calvin Klein* and *TOMMY HILFIGER* into the most desirable lifestyle brands in the world and build PVH into one of the highest performing brand groups in our sector.

We had significant achievements within each of the five growth drivers of the PVH+ Plan in 2023, including:

- **Win with the best product** — Developed a strong product category offense in key categories and must-have hero products, significantly increasing AURs and gross margin rate

- **Win with the best consumer engagement** — Executed cut-through consumer campaigns with very strong global talent amplification including Jeremy Allen White for *Calvin Klein* and Stray Kids for *TOMMY HILFIGER*, and *TOMMY HILFIGER*'s triumphant return to New York Fashion Week achieving the highest earned media value of all the Fall Winter 2024 Collection show

- **Win in the digitally-led marketplace** — Strengthened the brand experience across social, e-commerce and stores, and deepened our relationships with our key wholesale partners with a strong quality of sales focus globally

- **Develop a demand and data-driven operating model** — Decreased inventory by 21% as compared to last year, while driving higher availability, stronger quality and significantly improved stock freshness to start the 2024 spring season

- **Drive efficiencies and invest in growth** — Continued to invest behind our growth initiatives, including increasing marketing spend to approximately 6% of sales for 2023 to fuel cut-through campaigns and global talent amplification, all while driving cost efficiencies across the company including the completion of plans initially announced in August 2022 to reduce people costs in our global offices by approximately 10% by the end of 2023

Our 2023 financial performance reflected progress against our PVH+ Plan targets. Revenue, EBIT and EPS all improved from 2022. Our strong performance and financial condition allowed us to deliver on our commitment under the PVH+ Plan to return excess cash to stockholders; we repurchased 5.7 million shares of our common stock for $550 million.

Revenue

$9.2B

compared to $9.0 billion in 2022, a 2% increase. The revenue results reflect:

- a benefit from having a 53rd week in 2023, which was largely offset by the revenue reduction related to the sale of the Heritage Brands women's intimates business

Tommy Hilfiger

- **Tommy Hilfiger** revenue increased 4% compared to 2022 (increased 2%* on a constant currency basis)
- **Tommy Hilfiger International** revenue increased 3% (increased 1%* on a constant currency basis)
- **Tommy Hilfiger North America** revenue increased 6%

Calvin Klein

- **Calvin Klein** revenue increased 3% compared to 2022 on both a GAAP and on a constant currency basis*
- **Calvin Klein International** revenue increased 10% (increased 9%* on a constant currency basis)
- **Calvin Klein North America** revenue decreased 7%

Heritage Brands

- **Heritage Brands** revenue decreased 18% compared to 2022 and includes a 7% decrease resulting from the sale of the Heritage Brands women's intimates business

EPS

GAAP	
2023	$10.76
2022	$3.03

Non-GAAP	
2023	$10.68*
2022	$8.97*

EBIT

GAAP	
2023	$929M
2022	$471M

Non-GAAP	
2023	$931M*
2022	$857M*

* Reconciliations to GAAP amounts appear on Exhibit A.

2023 Compensation Highlights

In 2023, we made important improvements to ensure our compensation program continues to align executive compensation with the PVH+ Plan strategy goals and with best practices and to further the pay-for-performance impact of our incentive compensation.

- **Annual bonus awards were made subject to two financial measures:** Revenue growth, a key PVH+ Plan goal, and EBIT, at the company level and, in some cases, the business unit level. The weightings assigned to each performance metric for the NEOs' 2023 bonus awards varied based on each NEO's sphere of responsibility.

- **PSU awards were made subject to two financial measures:** Return on invested capital and relative TSR, in each case over a three-year performance period, evenly weighted. ROIC replaced the EBIT metric that had been used in the past.

- **All performance-based incentive awards are now subject to different performance measures.** In addition, earnings is no longer a factor in long-term and short-term incentive awards.

- **We granted PSUs to all of our executive officers.** In recent years, our executive officers who were not NEOs received all of their equity awards in the form of RSUs. In 2023, awards to these executives were 50% PSUs and 50% RSUs.

Annual bonus award payouts were slightly above target for total company performance, as revenue was slightly below our guidance (and the consequent performance goal at target), and EBIT was slightly above the target goal. On a business unit basis:

- Calvin Klein Global was at target in terms of revenue and slightly above target in respect of EBIT.

- Tommy Hilfiger Global was slightly below target for both the revenue and EBIT measures.

- PVH Europe performance was slightly below target on a revenue basis and over 10% below target for EBIT.

The table below shows the principal elements of the compensation program for our Named Executive Officers and the target values attributable to each element for 2023, subject to the following:

- Annual bonuses are shown at the target-level payouts.

- RSUs, stock options and performance share units are shown at the grant date value.

	Short-Term		Long-Term		
	Base Salary	Annual Bonus	Restricted Stock Units	Stock Options	Performance Share Units
Frequency	Reviewed annually	Eligibility reviewed annually	Eligibility reviewed annually	Eligibility reviewed annually	Eligibility reviewed annually
Form	Cash ⟶		Equity ⟶		
Fixed vs. At Risk	Fixed ⟶	At Risk ⟶			
Performance Cycle/Vesting	N/A	1 year	4 years: vesting 25% on each of the first four anniversaries of the grant date	4 years: vesting 25% on each of the first four anniversaries of the grant date	3 years[1]
Performance Measures	N/A	· Corporate EBIT and Revenue for all NEOs · Business Unit EBIT and Revenue for NEOs with divisional responsibilities · Awards can be modified based on strategic performance criteria	N/A	N/A	· 3-Year Relative TSR (50%) · 3-Year Return on Invested Capital (50%)
2023 Values					
Stefan Larsson[1]	$1,300,000	$2,600,000	$3,330,212	$2,221,317	$5,550,243
Zachary J. Coughlin	$850,000	$850,000	$990,181	$660,744	$1,650,372
Martijn Hagman	€1,000,000	€1,000,000	$900,012	$604,233	$1,500,073
Eva Serrano[2]	$850,000	$850,000	$1,750,414	N/A	$750,245
Julie A. Fuller	$730,000	$547,500	$390,173	$260,820	$650,323

1 Awards to the Chief Executive Officer are subject to an additional one-year holding period for the after-tax shares delivered when the award pays out.

2 Amounts shown for Ms. Serrano are at a full-year values and do not reflect that she joined PVH in March 2023. Includes 11,936 RSUs (grant date value of $1,000,237) awarded to Ms. Serrano. *See* page 53. These RSUs vested 50% in December 2023 and will vest 25% on each of the second and third anniversaries of the grant date.

Compensation Governance

Our executive compensation program continues to demonstrate our pay for performance philosophy and support strong compensation governance. Our executive compensation program aligns the interests of our NEOs with the interests of our stockholders and avoid excessive risk.

Our Compensation Practices (What We Do)

✓ We regularly engage with stockholders regarding our compensation practices.

✓ The Chair of the Compensation Committee is available at our Annual Meeting to answer questions.

✓ Most executive compensation varies based on the long-term performance of PVH and our common stock.

✓ Performance targets for our incentive plans are rigorous but do not encourage excessive risk.

✓ We use different financial metrics as performance measures for annual bonuses and PSU awards so executives focus on the business as a whole and not on any particular performance goal.

✓ We regularly reassess the financial measures used with our performance-based awards, as well as the mix of elements that make up our compensation program, to ensure they promote stockholder value and align with investor priorities.

✓ Our NEOs are subject to stringent stock ownership guidelines — 6x base salary for the CEO, 3x base salary for the CFO and the other currently active NEOs and there are limits on the amount of stock they can dispose of before they satisfy the applicable guideline.

✓ Our change in control arrangements are "double-trigger."

✓ Our disclosure of our compensation program and each NEO's compensation package is comprehensive and transparent.

✓ Our Clawback Policy allows us to recover or cancel incentive compensation awards and payouts in the event of a restatement of our financial statements or a material breach of a material company policy.

✓ The Compensation Committee consists of four independent directors who have engaged the services of an independent compensation advisor.

✓ Awards under our incentive plans are capped to prevent undue efforts to surpass the target for any particular metric.

✓ We conduct an annual risk assessment of our executive compensation program.

✓ Our compensation peer group is realistic, comprising a mix (by revenue) of larger and smaller companies in our industry.

Prohibited Practices (What We Don't Do)

✗ We do not grant awards to our NEOs solely for retention purposes or to replace awards that did not (or are not expected to) pay out.

✗ We do not grant discretionary awards that are not substantiated by company and individual performance.

✗ We do not allow "retesting" or use multiple one-year targets with our annual bonus awards that provide NEOs with the opportunity to receive the same payout so long as one of the targets is satisfied.

✗ We do not permit repricing of underwater stock options.

✗ We do not pay dividends on unvested RSUs or accrue dividends or dividend equivalents on unvested PSUs.

✗ Pension and welfare benefits and perquisites are not a significant part of our NEOs' compensation.

✗ NEO employment agreements do not provide for tax gross-ups.

✗ We do not permit our NEOs to pledge PVH securities, hold PVH securities in a margin account, or engage in hedging or similar transactions.

✗ We do not provide any special benefits or compensation upon the death of an NEO.

✗ NEO employment agreements do not include long-term compensation in the calculation of the amount of severance payable.

2023 Executive Compensation Program

Philosophy and Approach

Performance-focused

The bulk of each Named Executive Officer's total direct compensation opportunity consists of short-term and long-term incentive awards that pay out only if we achieve specific financial and strategic targets. Our equity awards are tied to our stock price performance over time. The design of our compensation program, which takes a pay for performance approach, remained unchanged. We did make changes within the incentive compensation component of the program by adding an additional financial measure to the short-term, annual bonus awards and changing one of the financial measures for our long-term PSU awards. Our program overall incentivizes our executive officers to improve PVH's financial performance, profitably grow our brands, increase long-term stockholder value, and achieve our PVH+ Plan growth drivers – and reward them only to the extent they attain these objectives. The changes to the awards mentioned above were to reflect one of our PVH+ Plan targets and incentivize additional performance improvements for the benefit of stockholders.

Competitive

We believe that our compensation program must help PVH attract and retain talent. An organization of our size and breadth can only operate effectively and profitably if it is managed by a team of talented executives who have the necessary experience and skill sets. We apply a total compensation focus when we establish compensation packages for our executives, comparing the total potential amount of each pay element (base, annual bonus and long-term equity award) that each Named Executive Officer can earn to the compensation awarded to the most comparable executives at the companies in our compensation peer group. (For more information on the compensation peer group, see "Compensation Peer Group" on page 56.)

Flexible

The Compensation Committee reviews all elements of our compensation program annually to ensure that they are consistent with stockholder interests and enable us to attract, retain and engage executives. As part of that review, the Committee considers regulatory changes and marketplace developments, and analyzes practices within our compensation peer group. The Committee also takes into consideration PVH's strategic priorities, in particular the PVH+ Plan, and business performance to ensure that our compensation programs are incentivizing the behaviors and results that will help us compete and successfully execute our strategy. Our compensation program and plans are flexible and permit the use of a variety of compensation elements and varying terms. In administering the program each year, the Committee determines what types of awards to grant, the financial measures and performance goals (if any) to apply to the awards, the performance period(s) (if any), and the mix of awards to be granted to the NEOs.

Special Note

The compensation package for Mr. Hagman is different from the compensation paid to the other NEOs because he is employed outside of the U.S. The principal differences relate to benefits (which are largely dictated by statute in Europe) and currency. Accordingly, not all of the discussion regarding our NEOs pertains to him.

Executive Compensation Overview

Elements of Compensation

Our executive compensation program currently consists of five components with the following purposes:

1. **Base Salary,** which provides a competitive amount of fixed compensation.

2. **Bonus Awards** under the Performance Incentive Bonus Plan, which provide an annual opportunity to earn an incentive cash award if PVH achieves predetermined financial performance goals.

3. **Stock Options** under the Stock Incentive Plan, which provide an opportunity to benefit from long-term appreciation in the price of our common stock.

4. **Restricted Stock Units** under the Stock Incentive Plan, which directly align recipients' long-term interests with those of our stockholders by mimicking the value of our common stock.

5. **Performance Share Units** under the Stock Incentive Plan, which provide an opportunity to earn equity if PVH achieves predetermined long-term financial performance goals.

Compensation Committee Process

Considerations when setting compensation

Every year the Compensation Committee reviews the compensation packages for each of our Named Executive Officers. This review considers the NEOs' respective base salaries, the annual bonus and PSU award structure, the grant date value of the NEOs' equity awards, and the allocation among the compensation elements. We do not prescribe a specific formula for the mix of pay elements other than to favor variable performance-based pay over fixed, and long-term pay over short-term and, generally, an even split between RSU and PSU award values each year.

When setting the compensation packages for the NEOs, the Compensation Committee starts by looking at the median compensation for comparable executives within our compensation peer group. (For more information, see "Compensation Peer Group" on page 56.) The Compensation Committee obtains input from the independent compensation consultant and also considers factors, such as:

- job responsibility;
- individual, business unit, and company performance;
- potential for advancement;
- tenure in role and overall tenure with PVH;
- internal pay equity;
- pay history;
- retention considerations; and
- alignment with stockholder interests.

The Compensation Committee also receives input from the Chief Executive Officer and the Chief People Officer (except with respect to their own compensation).

Historically, we have adjusted the Chief Executive Officer's compensation package less frequently than we have adjusted compensation for the other NEOs. The Chief Executive Officer's compensation is more heavily weighted toward long-term elements than the compensation packages for the other NEOs, and the Committee has preferred to look at several years of compensation results (as compared to business performance) to determine whether preceding compensation adjustments worked as intended. Adjustments to Mr. Larsson's compensation package are determined, in part, based upon the Board's assessment of his performance. The full Board discusses, considers and approves all changes to the Chief Executive Officer's compensation package recommended by the Compensation Committee.

Authority to grant equity awards

The Compensation Committee has sole authority to grant equity awards to the NEOs. The Committee has delegated limited authority to our Chief People Officer to make equity awards to PVH associates (other than our Section 16 officers and the other members of our Executive Leadership Team), principally in connection with promotions and new hires. Pursuant to this authority, the Chief People Officer may grant annually, restricted stock units with an aggregate grant date value of $5 million and a maximum value in one year to any one associate of $500,000. The Committee receives a report annually on the awards granted pursuant to this delegation of authority.

Schedule for Compensation Committee meetings

The Compensation Committee generally makes decisions during the first quarter of each year about payouts of incentive plan awards for the recently completed fiscal year, as well as on base salaries, performance-based awards, and equity grants for the current year. *See "Timing of Equity Awards" on page 60.* In addition, the Committee uses its first quarter meetings to consider and approve any new incentive compensation plans or arrangements, or amendments to existing plans, that require Board or stockholder approval.

The Compensation Committee's other meetings during the year typically are focused on reviewing our compensation programs generally and discussing potential changes to these programs, including to address corporate governance and regulatory developments. In addition, the Committee regularly reviews the types and mix of incentive awards included in our compensation program, the financial measures used in incentive awards, and alternative plans and financial measures. The Committee also uses its other meetings to address compensation issues relating to changes in executives and promotions among the executive ranks.

Understanding long-term value of executive compensation

The Compensation Committee reviews a number of data points, including the number of outstanding equity shares relative to share price value to assess the full value of our executives' compensation and total rewards over multiple years. The Committee reviews prior year compensation and proposed compensation for the then-current year, including all elements of cash compensation, incentive compensation, perquisites, and benefits. This information enables the Committee to evaluate the full range of executive compensation; understand the magnitude of potential payouts in the event of retirement, change in control, and other events resulting in termination of employment; and consider changes to our compensation program, arrangements and plans in light of "best practices" and market trends.

Independent Compensation Consultant

The Compensation Committee has retained ClearBridge Compensation Group as its independent compensation consultant. The Committee directs the compensation consultant, approves the scope of the compensation consultant's work each year, and approves the associated fees.

ClearBridge meets and works with the Compensation Committee, our Chief Executive Officer, our Chief People Officer, and our Total Rewards function to develop each year's compensation packages and overall compensation program. The Committee instructs the compensation consultant to provide certain information, analysis and recommendations to facilitate the Committee's annual review of the compensation program and related matters. The principal focus areas in 2023 were whether to maintain our overall program design and how to improve the elements of the program to serve the PVH+ Plan and other interests, as the overall design was maintained.

The compensation consultant provides competitive benchmarking, and also helps the Committee assess risks in our compensation program, identify appropriate peer groups and potential changes to the companies included in them, review executive retention considerations relating to compensation program construction, including stock awards, and address governance issues with respect to executive compensation practices.

ClearBridge has been determined by the Committee to be independent under SEC rules and NYSE listing standards. ClearBridge also advises, and reports to, the Nominating, Governance & Management Development Committee on matters relating to non-employee director compensation. Management is prohibited from retaining the compensation consultant without the prior approval of the Compensation Committee. No such approval has been sought.

Role of Management

Our Chief People Officer, with support from Total Rewards and Legal and in coordination with ClearBridge, prepares meeting materials. We include where appropriate recommendations to the Compensation Committee about program and plan changes and decisions, report on and provide input with respect to compliance with plan terms and provisions, and proposals regarding revisions to the Committee's charter and policies. Management also provides guidance to the Compensation Committee regarding matters such as associate feedback on compensation arrangements, legal developments and disclosure requirements, and executes and administers all pay actions approved by the Committee.

Compensation Decisions for 2023

Overview

During 2023, we took several key actions and accomplished important goals that continued to enable our PVH+ Plan growth drivers and resulted in strong overall financial performance. Our 2023 financial performance reflected progress against our PVH+ Plan targets. Revenue, EBIT and EPS all improved from 2022. Tommy Hilfiger revenue increased 4% compared to 2022, while Calvin Klein revenue increased 3%. We saw strong gross margin expansion, a key metric of our PVH+ Plan.

Our NEOs' 2023 compensation packages focused on advancing the growth drivers and achieving the goals of the PVH+ Plan. To ensure that the financial metrics used for the short-term annual bonus awards and the long-term PSU awards aligned executive compensation with stockholder returns, we evolved our compensation program as shown below.

Program Element	Fiscal Year 2023 Design Changes	Rationale	Fiscal Year 2023 Financial Performance Metrics	
Annual bonus awards	Added corporate and business unit revenue as a performance metric	Revenue growth is a key goal of the PVH+ Plan	**75%** EBIT	**25%** Revenue
			with a discretionary strategic modifier	
			Corporate NEOs' awards are based entirely on corporate results	
			Awards for NEOs who lead business units are based partly on corporate results and partly on the results for their business units	
Performance share units	Replaced the EBIT performance metric with ROIC	The new ROIC metric focuses on building long-term value and recognizes the role of our most senior leaders in influencing capital investment decisions Removing the EBIT metric eliminates the previous overlap in metrics for the long- and short-term incentive awards	**50%** three-year ROIC	**50%** three-year relative TSR

The table below summarizes our key compensation decisions for the NEOs for 2023.

Pay element	Compensation Approach	Compensation Decisions for 2023
Base salary	• Committee considers time between salary increases, whether the NEO was recently promoted or assumed additional responsibilities, the NEO's advancement potential, and whether the NEO executed special or difficult assignments during the year	• No base salary increases were awarded to our NEOs in 2023
Short-Term incentives (Annual bonuses under our Performance Incentive Bonus Plan)	• Total PVH earnings performance metrics for all NEOs: EBIT and Revenue • Business unit earnings performance metrics added for NEOs with divisional responsibilities: EBIT and Revenue • Awards can be modified based on strategic performance criteria • Performance goals established around the end of the first quarter • Threshold and maximum performance goals typically +/- 5-7% of target on Revenue performance and +/- 20% of target on EBIT performance. • Certification of financial results subject to pre-approved list of adjustments and exclusions	• The performance measures for the annual bonus awards made to the NEOs achieved 107% of target for Total PVH performance; 116% of target for Calvin Klein Global; 71% for Tommy Hilfiger Global; and 68% for PVH Europe.
Long-Term incentives (Combination of RSUs, stock options and PSUs)	• Stock options and RSUs vest at a rate of 25% on each of the first four anniversaries of the grant date (assuming continued employment) • PSUs are subject to relative TSR against the custom comparator group (50%) and ROIC (50%), each for a three-year performance period. • Payouts of PSU awards for our CEO are subject to a one-year holding period after vesting	• All Executive Leadership Team members now receive PSU awards, with all receiving 50% of their equity award value in PSUs and the balance delivered in a combination of options and RSUs or RSUs only • Replaced 50% EBIT with 50% ROIC in our PSU measures to focus on building long-term value, recognize how our most senior leaders influence capital investment decisions, and differentiate the performance metrics for our short- and long-term incentive awards. • Maintained 50% measure in our PSU program on relative TSR.

Base Salaries

Objectives

Base salaries provide our NEOs with a stable and secure source of income at a market-competitive level.

Considerations

Base salaries are established for each NEO primarily based upon market considerations, external data of key competitors, PVH's overall performance, our expected performance, individual performance and business unit performance. For any particular NEO, the Compensation Committee also considers time between salary increases, whether the NEO was recently promoted or assumed additional responsibilities, the NEO's advancement potential, and the NEO's performance on the PVH+ Plan growth drivers. Finally, the Committee takes into account the relative salaries of our NEOs. Ultimately, base salary decisions are at the Compensation Committee's discretion. No specific weight is assigned to any deciding factor.

2023 decisions

No base salary increases were awarded to our NEOs in 2023. Base salaries for our NEOs are:

Name	2022 Base salary	2023 Base salary	% Base Salary Increase
Stefan Larsson	$1,300,000	$1,300,000	0
Zachary J. Coughlin	$850,000	$850,000	0
Martijn Hagman	€1,000,000	€1,000,000	0
Eva Serrano[1]	N/A	$850,000	N/A
Julie A. Fuller	$730,000	$730,000	0

1 Ms. Serrano joined PVH in March 2023.

Short-Term Incentives – Performance Incentive Bonus Plan

Objective

Annual bonus awards under our Performance Incentive Bonus Plan provide cash compensation that is at risk and contingent on the achievement of short-term company and, for some NEOs, business unit performance goals. We establish performance targets that we believe are rigorous but not likely to encourage excessive risk-taking. As evidence of this rigor, over the past five years, our performance against the goals established for bonuses has varied significantly, ranging from slightly above threshold to maximum.

Considerations

We believe annual bonuses are appropriate to motivate our NEOs to execute against the budget and business plans approved by the Board each year. These budgets typically are the basis of our earnings and other guidance, assessments of our performance in earnings releases, and discussions with investors. We generally align performance metrics for annual bonus awards to our annual budgets and establish the goals and payout opportunities around the end of the first quarter.



Bonus performance level achievement over past five years[1]

MAXIMUM ▶
- At or slightly below maximum (2x)[2]
- Between target and maximum
- At or slightly above target (1x)

TARGET ▶
- Slightly below target
- Between threshold and target (1x)

THRESHOLD ▶
- At or slightly above threshold (1x)

1 Reflects corporate (total PVH) performance-based awards only.

2 The performance level in 2020 was maximum but the payout opportunities for the year were 50% of standard levels. As a result, actual payouts were at standard target-level amounts.

The Compensation Committee makes three sets of decisions respecting annual bonuses before making awards:

1
Potential bonus payout for each NEO.

2
Financial metrics that will determine award payouts, and specific goals for each.

3
Non-financial strategic and performance goals applicable to all of the NEOs and against which they are individually assessed.

2023 decisions

We adhered to our standard practice of setting bonus awards and goals around the end of the first quarter.

The performance measures for awards at both the corporate and business unit level were EBIT and revenue. The revenue metric was first added for 2023 to provide additional focus on sustainable growth. These measures were assigned weights for each NEO that varied based on the NEO's sphere of responsibility.

We continued to use wider than historic ranges between the target and maximum performance goals (15% rather than 10%) and the target and threshold performance goals (20% rather than 10%) on EBIT, as we have since 2020. This reflected the continued volatile business environment and macroeconomic headwinds.

Potential bonus payouts

The Compensation Committee sets threshold, target and maximum payout opportunities for each NEO, expressed as a percentage of the NEO's base salary. The payout opportunities approved in 2023 are set forth below.

	Standard Payout Opportunities (Percent of base salary)			Base Salary	Target Bonus
	Threshold	Target	Maximum		
Stefan Larsson	50	200	400	$1,300,000	$2,600,000
Zachary J. Coughlin	25	100	200	$850,000	$850,000
Martijn Hagman	25	100	200	€1,000,000	€1,000,000
Eva Serrano	25	100	200	$850,000	$850,000
Julie A. Fuller	18.75	75	150	$730,000	$547,500

Financial metrics

Annual bonuses for Messrs. Larsson and Coughlin and Ms. Fuller were based entirely upon corporate performance, while bonuses for Mr. Hagman and Ms. Serrano were based on both corporate performance and the performance of their respective business units, in the proportions shown below.

	PVH Total EBIT	PVH Total Revenue	Business Unit EBIT	Business Unit Revenue
Stefan Larsson	75%	25%	N/A	N/A
Zachary J. Coughlin	75%	25%	N/A	N/A
Julie A. Fuller	75%	25%	N/A	N/A
Martijn Hagman	22.5%	7.5%		
Tommy Hilfiger Global			15.0%	5.0%
PVH Europe			37.5%	12.5%
Eva Serrano	22.5%	7.5%		
Calvin Klein Global			52.5%	17.5%

Corporate EBIT and Revenue

Corporate (which refers to our consolidated performance) EBIT and revenue goals were based on internal business plans reviewed with and approved by the Board at the time the goals were established and were subject to adjustment for agreed-upon exclusions. Once the target goals were determined, we set the threshold and maximum performance goals. The threshold-to-maximum range can vary from year to year based on the Compensation Committee's evaluation of business conditions. The range for 2023 was approximately 80% to 115% on EBIT and 95% to 105% on revenue. We believe this range appropriately recognized the uncertain and volatile market conditions and reflects the role annual bonuses play in incentivizing and retaining senior executives. The performance goals and actual results for the awards made in 2023 are set forth below.

Business unit EBIT and Revenue

A majority of the annual bonus opportunities for Mr. Hagman and Ms. Serrano were based on the EBIT and revenue of the business units they lead. As with the corporate EBIT and revenue goals, the threshold-to-maximum range was approximately 80% to 115% on EBIT and 93% to 105% on revenue. The performance goals applicable to each of these NEOs are set forth below, as well as the actual results for the awards made in 2023.

Strategic modifier

Payouts for the NEOs are also based upon an evaluation of individual performance against strategic performance criteria established at the time the awards are made. This provides the Compensation Committee some flexibility to modify payouts (up or down) by a maximum of 25% of a NEO's base salary, so long as an adjusted award does not exceed the NEO's maximum opportunity. This component encourages and rewards the NEOs' efforts to improve performance, develop and advance associates under their leadership, and make progress against our PVH+ Plan strategic objectives and our *Forward Fashion* corporate responsibility commitments, among other factors. These items typically either do not get captured by the financial goals or are expected to yield benefits only in the future, and may not be reflected directly in future bonus calculations. The Committee did not make any adjustments to the 2023 payouts.

2023 annual bonus payouts

In 2023, our EBIT (as calculated for bonus purposes) for both total PVH performance and for our NEOs' business units were approximately at target, with total PVH being 102%, Calvin Klein Global achieving 103%, Tommy Hilfiger Global achieving 91% and PVH Europe achieving 88%. Revenue performance was similar, with total PVH being 99%, Calvin Klein Global achieving 101%, Tommy Hilfiger Global achieving 97% and PVH Europe achieving 100%. The resulting payouts were 107% of target for the corporate NEOs, 80% of target for Mr. Hagman, and 113% of target for Ms. Serrano.

Below are the performance goals established for 2023 and the actual performance achieved.

Corporate EBIT and Revenue Goals				
	Threshold	Target	Maximum	Actual
PVH EBIT	$745,000,000	$929,466,000	$1,070,000,000	**$951,795,000**
PVH Revenue	$8,900,000,000	$9,367,221,000	$9,800,000,000	**$9,307,781,000**

Business unit EBIT and Revenue Goals					
NEO	Business unit	Threshold	Target	Maximum	Actual
Martijn Hagman	Tommy Hilfiger Global EBIT	€565,000,000	€706,584,000	€810,000,000	**€645,270,000**
	Tommy Hilfiger Global Revenue	€4,325,000,000	€4,668,430,000	€4,900,000,000	**€4,530,296,000**
	PVH Europe EBIT	€526,733,000	€658,417,000	€755,000,000	**€578,047,000**
	PVH Europe Revenue	€3,775,000,000	€4,054,194,000	€4,250,000,000	**€4,034,915,000**
Eva Serrano	Calvin Klein Global EBIT	$475,000,000	$590,562,000	$680,000,000	**$610,836,000**
	Calvin Klein Global Revenue	$3,596,077,000	$3,828,163,000	$4,000,500,000	**$3,851,101,000**

Final bonus calculations

Annual bonus payout calculations for Messrs. Larsson and Coughlin and Ms. Fuller:

Base salary × target bonus percentage	×	attainment of corporate EBIT metric × .75 **+** attainment of corporate revenue metric × .25

Annual bonus payout calculations for Mr. Hagman and Ms. Serrano:

Base salary × target bonus percentage × attainment of corporate EBIT metric × .75 **+** attainment of corporate revenue metric × .25 × .3	**+**	Base salary × target bonus percentage × attainment of applicable business unit EBIT metric × .75 **+** attainment of applicable business unit revenue metric × .25 × .7

For Ms. Serrano, the applicable business unit is Calvin Klein Global. For Mr. Hagman, the applicable business units are Tommy Hilfiger Global and PVH Europe.

The calculation of the actual bonus payout amounts is shown below.

| NEO | Corporate potential payouts (% of base salary) | | | | Payout on corporate (as % of base salary) | Business unit potential payouts (% of base salary) | | | | Payout on business unit (as % of base salary) | Total annual bonus ($/€ and as % of base salary) |
	Measure	Threshold	Target	Maximum		Measure	Threshold	Target	Maximum		
Stefan Larsson	EBIT	37.5	150	300	168.50%						**$2,784,080**
	Revenue	12.5	50	100	45.66%						214.16%
Zachary J. Coughlin	EBIT	18.75	75	150	84.25%						**$910,180**
	Revenue	6.25	25	50	22.83%						107.08%
Julie A. Fuller	EBIT	14.06	56.25	112.5	63.19%						**$586,263**
	Revenue	4.69	18.75	37.5	17.13%						80.31%
Martijn Hagman	EBIT	5.63	22.5	45	25.27%						**€803,970**
	Revenue	1.88	7.5	15	6.85%						80.40%
Tommy Hilfiger Global						EBIT	3.75	15	30	10.69%	
						Revenue	1.25	5	10	3.49%	
PVH Europe						EBIT	9.38	37.5	75	22.24%	
						Revenue	3.13	12.5	25	11.85%	
Eva Serrano[1]	EBIT	5.63	22.5	45	25.27%						**$873,028**
	Revenue	1.88	7.5	15	6.85%						113.41%
Calvin Klein Global						EBIT	13.13	52.5	105	61.45%	
						Revenue	4.38	17.5	35	19.83%	

1 Payout amount prorated based on actual days of service. Ms. Serrano joined PVH on March 6, 2023.

Long-Term Incentives — Stock Options and Restricted Stock Units

Objective

Annual grants under our Stock Incentive Plan of stock options and RSUs align the NEOs' interests with those of our stockholders. The value of these awards is at risk and varies with the price of our common stock.

Considerations

We grant restricted stock units because they mimic stockholders' interests. Stock price performance has the same effect on holders of restricted stock units as it does on holders of our common stock. Additionally, RSUs serve as a constant incentive, regardless of fluctuations in price.

Stock options provide an incentive to recipients to increase stockholder value over the long term. The value of a stock option is determined by how much the price of the underlying stock appreciates over the life of the option; an option has no value if the stock price does not increase. We believe that stock options have the potential to deliver more value to an executive than restricted stock units.

We believe that using a combination of stock options and restricted stock units is consistent with our compensation philosophy, as both forms of award align our executives' interests with stockholder interests in different ways.

2023 decisions

We made annual grants of restricted stock units and, other than Ms. Serrano, stock options to all of our NEOs in April. These awards will vest at a rate of 25% on each of the first four anniversaries of the grant date (provided the recipient remains employed by PVH). Annual stock option awards expire ten years after the grant date if not exercised.

Grantees receive shares of our common stock when restricted stock units vest in a number equal to the number of vested restricted stock units. We withhold shares with a value on the vesting date at least equal to the associated taxes unless the grantee elects another means of paying the taxes due upon vesting (such as paying cash or delivering owned shares with the necessary value).

In addition to the regular annual grant of restricted stock units, Ms. Serrano received a one-time sign-on award of 11,936 RSUs in April 2023 to make up for awards forfeited from her previous employer when she joined PVH. These RSUs had a grant date value of $1,000,237. Half of the award vested in December 2023 and 25% will vest on each of the second and third anniversaries of the grant date.

Long-Term Incentives — Performance Share Units

Objective

Annual grants of PSUs under our Stock Incentive Plan provide compensation that is at risk and contingent on the achievement of pre-determined performance goals over an extended period. Performance share units align with stockholder interests because their value will increase or decrease in tandem with stock price performance. Performance share units have retentive value over the three-year performance cycle given the upside potential if performance goals are met or exceeded.

Considerations

Performance share unit awards granted in 2023 are subject to performance against two equally-weighted performance measures. The awards will be earned (or not) based on overall performance against PVH's three-fiscal year average ROIC and relative total stockholder return against the custom comparator group over a three-year performance cycle from the date of grant. We believe this structure encourages a balanced focus on driving long-term financial performance, with the ultimate goal of creating value for our stockholders. The Compensation Committee regularly reviews the financial metrics and considers alternatives. In 2023, the Compensation Committee replaced the three-year EBIT measure that was used for PSU awards granted in 2022 because a three-year average ROIC metric better aligns with the PVH+ Plan growth drivers and we already had an EBIT performance metric in the short-term incentive plan.

The three-year TSR measure is based on a comparison of PVH performance against a custom, industry-appropriate group of 45 companies identified below. These companies operate in similar industries and use similar distribution channels.

Abercrombie & Fitch Co.	Designer Brands Inc.	Hugo Boss AG	Ross Stores, Inc.
American Eagle Outfitters, Inc.	Dillard's, Inc.	J.Jill, Inc.	Skechers U.S.A., Inc.
The Buckle, Inc.	The Estée Lauder Companies Inc.	Kohl's Corporation	Steven Madden, Ltd.
Burlington Stores, Inc.	Express, Inc.	Kontoor Brands, Inc.	Tapestry, Inc.
Caleres, Inc.	Foot Locker, Inc.	Levi Strauss & Co.	The TJX Companies, Inc.
Canada Goose Holdings Inc.	Fossil Group, Inc.	Lululemon Athletica Inc.	Under Armour, Inc.
Capri Holdings Limited	The Gap, Inc.	Macy's, Inc.	Urban Outfitters, Inc.
Carter's, Inc.	G-III Apparel Group, Ltd.	Movado Group, Inc.	V.F. Corporation
The Children's Place, Inc.	Gildan Activewear Inc.	NIKE, Inc.	Victoria's Secret & Co.
Columbia Sportswear Company	Guess?, Inc.	Nordstrom, Inc.	Wolverine Worldwide, Inc.
Crocs, Inc.	Hanesbrands Inc.	Oxford Industries, Inc.	
Deckers Outdoor Corporation		Ralph Lauren Corporation	

2023 decisions

All of our Named Executive Officers received awards of performance share units in 2023 with a performance cycle generally covering the second quarter of 2023 through the first quarter of 2026.

Performance measures

The Compensation Committee set performance goals for the ROIC and relative TSR metrics for the relevant three-year period, as set forth below. The relative TSR goals are at the same percentile ranks as they have been for several years.

	Weight	Threshold*	Target*	Maximum*
Average ROIC (three-year period)	50%	30%	34%	38%
Relative TSR (percentile) (three-year period)	50%	30th	55th	80th

* These goals are presented solely for the purpose of describing our compensation program. They are not management's estimates of results or other guidance. Investors should not apply these goals to other contexts.

Payouts for performance between goals would be calculated on a straight-line interpolation basis.

The following table shows the aggregate potential payouts and the aggregate number of shares each payout represents based on the April 6, 2023, grant date. To reinforce the long-term focus these awards are meant to create, our Chief Executive Officer is required, for one year after awards vest, to hold the after-tax shares he receives. This holding requirement is in addition to his stock ownership requirement.

NEO	Threshold ($)[1]	Threshold (# shares)	Target ($)[1]	Target (# shares)	Maximum ($)[1]	Maximum (# shares)
Stefan Larsson	2,413,775	28,804	4,827,550	57,608	9,655,101	115,216
Zachary J. Coughlin	664,366	7,928	1,328,733	15,856	2,657,466	31,712
Julie A. Fuller	261,791	3,124	523,582	6,248	1,047,165	12,496
Martijn Hagman	603,863	7,206	1,207,726	14,412	2,415,451	28,824
Eva Serrano	302,015	3,604	604,030	7,208	1,208,061	14,416

1 The award values are equal to the number of shares multiplied by $83.80, the closing price of our common stock on the grant date. The award values are not calculated in the same manner as the grant date fair values we are required to include in the Summary Compensation Table, which begins on page 64.

Pay for Performance

We do not adjust performance measures or goals for outstanding awards that we believe will not pay out. Consistent with that practice, we did not alter the performance measures or goals for outstanding PSU awards that had performance goals that were unlikely to be attained due to macroeconomic conditions.

We generally consider PSU awards to be part of the compensation paid to the NEOs in the last full year of the performance cycle even though the performance periods do not align fully with fiscal years. As such, the payouts of the awards granted in September 2020 and April 2021 are considered part of the applicable NEOs' 2023 compensation.

Payouts of Prior Performance Share Unit Awards

Payouts of Performance Share Unit Awards for the 2020 – 2023 Performance Cycle

We made awards of performance share units in 2020. As with the other stock awards made in 2020, we made these awards in two tranches, one in April and one in September. The April award had a performance cycle generally covering the second quarter of 2020 through the first quarter of 2023, while the second award had a performance cycle generally covering the second half of September 2020 through the first half of September 2023. Messrs. Larsson and Hagman were among those who received awards.

However, Mr. Hagman was not eligible for a PSU award in April. Instead, he received an award in June in connection with his promotion at the time, which had a comparable performance period to the other awards. These awards were subject to achievement of absolute stock price growth and relative TSR against prescribed targets. The performance goals for these cycles were as follows:

	Weight	Threshold	Target	Maximum
Compound annual growth in stock price (%)	50%	5	10	20
Relative TSR (percentile)	50%	30th	55th	80th

Our compound annual growth in stock price and our relative TSR were as follows:

- 17.1% and 64th percentile for the performance cycle relating to the April award;
- 18.79% and 72nd percentile for the performance cycle relating to the June award; and
- 6.55% and 37.6th percentile for the performance cycle relating to the September awards.

As a result, Messrs. Larsson and Hagman received aggregate payouts of their respective combined awards between target and maximum levels on a straight-line interpolation, as follows:

	Shares (#)				Amount ($)
Name	**Threshold**	**Target**	**Maximum**	**Actual**	**Actual**
Stefan Larsson	12,053	24,106	48,212	31,086	2,594,385
Martijn Hagman	1,414	2,827	5,654	3,521	286,550

Payouts of Performance Share Unit Awards for the 2021 – 2024 Performance Cycle

We made awards of performance share units in 2021. Messrs. Larsson and Hagman and Ms. Fuller were among those who received awards. These awards were subject to achievement of EBIT over a one-year performance period, with an overall three-year vesting period, and relative TSR against prescribed targets over a three-year performance period. The performance goals for these cycles were as follows:

	Weight	Threshold	Target	Maximum
EBIT (one-year)	50%	$512,500,000	$643,824,000	$775,000,000
Relative TSR (percentile) (three-year)	50%	30th	55th	80th

Our EBIT and relative TSR were $983,494,000 and 52nd percentile respectively. As a result, Messrs. Larsson and Hagman and Ms. Fuller received payouts on a straight-line interpolation between target and maximum levels, as follows:

	Shares (#)				Amount ($)
Name	**Threshold**	**Target**	**Maximum**	**Actual**	**Actual**
Stefan Larsson	15,292	30,584	61,168	45,045	5,116,211
Martijn Hagman	1,226	2,452	4,904	3,612	410,251
Julie A. Fuller[1]	967	1,933	3,866	2,847	323,362

1   The shares amounts corresponding to Ms. Fuller's potential and actual payouts were prorated to reflect the actual number of days she was employed during the applicable performance cycles.

Competitive Pay for Performance

Compensation Peer Group

All of the companies in the compensation peer group are involved in the wholesale or retail sales of apparel and related products, use similar channels of distribution, and are comparable in size to PVH. The Compensation Committee reviews, considers, and approves the peer group annually after receiving input from ClearBridge regarding potential additions to or deletions from the group. Factors deliberated include changes to a peer company's business that make our companies less comparable; pending acquisitions involving a peer company; a material change in a peer company's financial condition or results of operations; and a diminution in the amount and quality of compensation information available regarding a peer company's executives.

The Compensation Committee considers a number of factors when determining compensation targets and annual awards, including financial performance, achievement of PVH+ Plan growth drivers, and compensation benchmark data from peer companies compiled by ClearBridge. The Committee does not tie NEO compensation to any particular level in comparison to the peer group. Instead, the compensation benchmark data is used to ensure our compensation remains market-competitive.

The compensation peer group companies (when selected) had revenues for their most recently completed fiscal years between approximately 50% and 200% of our annual revenue, as shown below.

Company	Industry	Most Recent Fiscal Year Revenue ($000)	Enterprise Value (as of 2/2/24) ($000)
Ross Stores, Inc.	Apparel Retail	$20,377	$49,653
The Estée Lauder Companies Inc.	Personal Care Products	$15,910	$56,042
The Gap, Inc.	Apparel Retail	$14,889	$11,543
V.F. Corporation	Apparel, Accessories and Luxury Goods	$11,612	$13,786
PVH Corp.	Apparel, Accessories and Luxury Goods	$9,218	$10,551
Foot Locker, Inc.	Apparel Retail	$8,168	$5,526
Tapestry, Inc.	Apparel, Accessories and Luxury Goods	$6,661	$11,763
Ralph Lauren Corporation	Apparel, Accessories and Luxury Goods	$6,444	$10,859
Victoria's Secret & Co.	Apparel Retail	$6,182	$5,087
Levi Strauss & Co.	Apparel, Accessories and Luxury Goods	$6,179	$8,237
Hanesbrands Inc.	Apparel, Accessories and Luxury Goods	$5,637	$5,506
Capri Holdings Limited	Apparel, Accessories and Luxury Goods	$5,619	$9,083

Revenue Summary

75th Percentile	$13,251
PVH	$9,218
Median	$6,661
25th Percentile	$6,181

Enterprise Value Summary

75th Percentile	$12,774
Median	$10,859
PVH	$10,551
25th Percentile	$6,881

PVH Performance Compared to Compensation Peer Group Performance

The following shows our performance against our peer group with regard to several metrics for the one- and three-year periods ended with the 2023 year-end (the last business day of 2023).



Performance Measure	PVH Percentile Rank	
	1-Year (2023)	3-Year (2021–2023)
Revenue growth vs. peer group	87.5%	60.8%
EBIT growth[1] vs. peer group	91.1%	N/A%
TSR vs. compensation peer group (as of February 2, 2024)[2]	94.2%	92.3%
TSR vs. Russell 3000 (as of February 2, 2024)[2]	84.2%	70.3%
Overall Percentile Rank[3]	90.9%	76.6%

1 EBIT growth is based on non-GAAP amounts, as reported by us. 3-Year EBIT growth vs. peer group is N/A due to negative EBIT in 2020.

2 February 2, 2024 was the last business day of 2023.

3 Overall percentile ranking excludes TSR vs Russell 3000.

PVH Pay Mix Compared to Peer Group Pay Mix

As shown below, the distribution of our executive compensation among long- and short-term elements, and fixed and variable elements, is consistent with the distribution within our peer group.

CEO: PVH
Total Target Direct Compensation

| Base Salary 9% | Bonus 17% | RSUs 22% | Stock Options 15% | Performance LTI 37% |

91%
Performance Based

Other NEOs: PVH
(average) Total Target Direct Compensation

| Base Salary 23% | Bonus 22% | RSUs 19% | Stock Options 9% | PSUs 27% |

77%
Performance Based

CEO: Compensation Peer Group
Total Target Direct Compensation

| Base Salary 9% | Bonus 19% | RSUs 22% | Stock Options 10% | Performance LTI 40% |

91%
Performance Based

Other NEOs: Compensation Peer Group
(average) Total Target Direct Compensation

| Base Salary 19% | Bonus 23% | RSUs 21% | Stock Options 9% | Performance LTI 28% |

81%
Performance Based

CEO Compensation Compared to Total Stockholder Return

The following graph illustrates the strong alignment of our compensation program with the creation of long-term stockholder value. It shows our CEO's target total compensation and actual total compensation for each of 2021, 2022 and 2023 as compared to the one-year and cumulative three-year TSR for each of those years for both PVH and for the Russell 3000 index. The compensation set forth below is not the same as shown on the Summary Compensation Table.



Total Compensation ($MMs)	1-Year TSR	3-Year Cumulative TSR	1-Year TSR	3-Year Cumulative TSR	1-Year TSR	3-Year Cumulative TSR
	11%	-12%	-5%	1%	37%	43%
	2021		2022		2023	
Russell 3000 1-Year TSR	17%		-8%		20%	
Russell 3000 3-Year Cumulative TSR	64%		25%		27%	

Target Total Compensation: $11.9 (2021), $11.9 (2022), $15.0 (2023)
Actual Total Compensation[1]: $8.4 (2021), $8.1 (2022), $15.7 (2023)

1   Actual Total Compensation reflects salary paid, bonus and PSUs earned, and stock options and RSUs vested in each year.

Other Benefits

Our active U.S.-based NEOs participate in our Associates Investment Plan (our "401(k) plan") and Supplemental Savings Plan, and Ms. Fuller participated in these plans during her employment with us. Mr. Larsson participates in our Pension Plan and Supplemental Pension Plan, and Ms. Fuller participated in these plans during her employment with us. Mr. Coughlin and Ms. Serrano joined PVH after those plans were closed to new participants. Effective June 30, 2024, the Pension Plan and Supplemental Pension Plan will be frozen for all participants and no additional contributions will be accrued.

Mr. Hagman participates in the *Zwitserleven Pensioen Plan*, a defined contribution plan for associates in the PVH Europe headquarters in Amsterdam, and the PVH Net Pension Plan, a defined contribution plan for certain highly compensated executives in the PVH Europe headquarters.

The retirement, pension and welfare plans provided to executive officers are similar to those provided to all associates with some variation to promote tax efficiency and replace benefit opportunities lost due to regulatory limits. These benefits are designed to provide a safety net against the financial catastrophes that can result from illness, disability or death, and to provide a reasonable level of retirement income based on compensation and years of service.

Perquisites are limited and generally consist of discounts in our retail stores that are available to all associates. We maintain multiple relocation policies for associates who are hired subject to a requirement that they relocate to one of our offices. Ms. Serrano received relocation support in 2023 to cover moving expenses and other one-time related costs.

Car and driver. PVH has a corporate car and driver who shuttles executives to and from meetings, including among our three New York City and four New York metropolitan area offices, and provides messenger and other services. Mr. Larsson has access to the corporate car, generally for his daily commute, as we believe this accommodation enables him to be more productive during this time.

We also lease a car and employ a driver who drives executives to and from meetings, and provides messenger and other services in Amsterdam, where our European headquarters is located. Mr. Hagman utilizes the services of the car and driver, including occasional personal use. Mr. Hagman also receives a monthly car allowance, which is a common perquisite in Europe for the lead executive in a country.

Administration of Our Compensation Programs

Stock Ownership Requirements

Each of our active NEOs is subject to an ownership requirement. Under our Stock Ownership Guidelines, our Chief Executive Officer is required to hold shares of our common stock with an aggregate value equal to six times his annual base salary. In addition, he must hold for one year the after-tax payouts of his PSU awards, starting with those granted in 2021 (the year he became CEO). Our Chief Financial Officer, the Chief Executive Officer, PVH Europe, the Global Brand President, Calvin Klein and the Global Brand President, Tommy Hilfiger, must hold shares with an aggregate value equal to three times their respective annual base salaries. Our other executive officers are required to hold shares with an aggregate value of one and a half times their annual base salary. Executive officers are required to meet the applicable ownership requirement within five years of becoming subject to the Stock Ownership Guidelines. Executive officers (and others subject to the guidelines) who are not in compliance with their ownership guideline must hold 50% of their after-tax shares received upon vesting or exercise of awards until they are in compliance.

Stock Ownership Requirement Multiples

CEO



Chief Financial Officer, Chief Executive Officer, PVH Europe, Global Brand President, Calvin Klein, Global Brand President, Tommy Hilfiger



Chief People Officer, General Counsel/Secretary, Regional President, PVH Asia Pacific, President, Calvin Klein Americas, President, Tommy Hilfiger North America, Chief Strategy Officer, Chief Supply Chain Officer, Chief Technology and Information Officer, Chief Communications Officer



We include in determining compliance:

- common stock owned outright by the individual or their immediate family members who share the same household, whether held individually or jointly;
- common stock held in trust for the benefit of the individual or their family;
- common stock underlying restricted stock units held by the individual;
- common stock deemed beneficially owned through the individual's holdings, if any, in the PVH Stock Fund investment option in our 401(k) plan; and
- common stock underlying performance share units held by the individual that have been earned because the performance condition has been met (after the completion of the performance period) but that have not been delivered because of an additional time-based vesting period.

As of the record date for the meeting, all of the active NEOs are in compliance with our stock ownership guidelines.

Use of Non-GAAP Results

Performance targets based on corporate or business unit performance are typically measured on a non-GAAP basis. The Compensation Committee determines at the time it establishes the targets certain types of expenses, costs, and other matters (such as foreign exchange volatility, acquisitions, divestitures, restructurings and any discrete tax events, including changes in tax rates or tax laws) that it believes should not affect the calculation of the achievement of a performance goal. Business unit performance targets also typically exclude corporate allocations, costs associated with corporate initiatives, and other matters that management recommends to the Committee should not be considered. These adjustments and exclusions may differ from those used by management when providing guidance and discussing results. As a result, the earnings results and targets discussed in this CD&A may differ from, or may not in the future be aligned with, our guidance and reported results.

The corporate and business unit EBIT and revenue targets and results discussed in this Proxy Statement all include adjustments and exclusions of the type discussed above. Beginning in 2023, the Committee has also determined to use constant currency when calculating financial performance results for bonus awards to hold management accountable for controllable outcomes.

Timing of Equity Awards

Our equity award policy provides that the annual grant of stock options and restricted stock units to our senior executives, including our NEOs, generally will be approved by the Compensation Committee at a meeting held during the period commencing two days after the filing of our Annual Report on Form 10-K for the most recently completed fiscal year and ending on April 14 of the current year.

PSU awards have historically been made around the end of the first quarter to provide time to finalize financial goals and, because certain of the goals include stock price performance, so that the end of the performance cycle occurs shortly (and not immediately) after we report our year-end earnings.

Equity awards may be made to our NEOs outside of the annual grant process in connection with a promotion or assumption of new or additional duties, or for another appropriate reason. All such grants to our NEOs must be approved by the Compensation Committee and generally will be made on the first business day of the month following the effective date of the precipitating event (or on the effective date if it is the first business day of a month).

The Committee retains the discretion not to make grants at the times provided in the equity award policy if the members determine the timing is not appropriate, such as if they are in possession of material non-public information. Additionally, the Committee retains the discretion to make grants, including an annual equity grant, at times other than as provided in the policy if the members determine circumstances, such as changes in accounting and tax regulations, warrant taking such an action.

Prohibition on Pledging and Hedging

We have a comprehensive Insider Trading Policy that includes a prohibition on pledging our securities or holding our securities in a margin account. Additionally, the policy prohibits engaging in hedging, monetization and similar transactions in respect of our securities. This policy, applicable to all officers, directors and associates, was put in place to ensure that the interests of these individuals remain aligned with those of our stockholders, and that they continue to have the incentive to execute our long-term plans and achieve the performance for which their equity awards are intended.

Clawback Policy

Our Clawback Policy permits us to recover compensation in the event of a restatement of our financial statements or a material violation of a material company policy. Awards made under our stock and incentive compensation plans are subject to the Clawback Policy. We updated our Clawback Policy in 2023 to comply with new standards set by the NYSE. The policy incorporates the following changes:

- the definition of "Financial Statement Triggering Event" was revised to incorporate errors not only in previously published statements, but also those in the current year's results,
- the policy applies to incentive-based compensation based wholly or in part upon the attainment of a "financial reporting measure" rather than all performance-based cash and equity,
- the Board is now required (subject to limited exceptions) to seek clawback in connection with Financial Statement Triggering Events, and
- we have implemented a three-year lookback period for Financial Statement Triggering Events.

Internal Pay Equity

We do not have a policy regarding internal pay equity, but we do review compensation levels to ensure that appropriate internal pay equity exists. In some cases, there are differences in the compensation packages awarded to our Named Executive Officers, such as differences in the percentage of base salary payable under our incentive awards. These differences are largely the result of benchmarking but also reflect considerations such as seniority and tenure. Otherwise, our policies and decisions relating to our NEO compensation packages are substantially identical.

The following graphs show the ratios of our CEOs' target total direct compensation to that of the next highest paid executive officer and to that of all the other named executive officers for each of the past three years. The other named executive officers for each of 2021, 2022 and 2023 are the individuals identified in our 2022, 2023 and 2024 proxy statements, respectively, except that:

– James Holmes, our Controller, is not included among "All Other NEOs (Average)" for 2021 or 2022. He served as Interim Chief Financial Officer for a portion of both years and, as a result, was a NEO under SEC rules for both. He is excluded from the graph because he was not an executive officer.

– Cheryl Abel-Hodges, a former executive officer, is not included among "All Other NEOs (Average)" for 2021. She was a NEO under SEC rules for 2021, but was an adviser and no longer an executive officer at the time her 2021 compensation package was set. As a result, her 2021 compensation package was not consistent with the compensation packages for our other named executive officers for 2021.

CEO Target Total Direct Compensation vs. 2nd Highest Paid Named Executive Officer

($ in millions)



CEO Target Total Direct Compensation vs. All Other Named Executive Officers

($ in millions)



Federal Income Tax Deductibility of Executive Compensation

Our compensation philosophy and decisions are driven by factors other than tax deductibility. In some instances, we determine it is in our best interest to provide compensation that is not fully deductible.

Employment Agreements, Termination of Employment, and Severance

We have employment agreements with all of our Named Executive Officers that generally provide them with severance benefits and provide PVH with the protection of restrictive covenants. We use employment agreements to attract and retain qualified executives who could have job alternatives they might otherwise accept. All the agreements, other than Mr. Hagman's, are evergreen; Mr. Hagman's is subject to a statutory retirement age. The material terms of these agreements are described under the heading "Employment Contracts," beginning on page 68. Exhibit B provides a list of the SEC filings that have a NEO employment agreement as an exhibit.

ClearBridge has advised us that the employment agreements for our U.S.-based executives provide benefits that are generally "market," particularly within our industry peer group. The severance multipliers under the active NEOs' agreements are as follows:

NEO	Ordinary termination	Termination following change in control
Stefan Larsson	**2x** base salary and target bonus	**2x** base salary and target bonus
Zachary J. Coughlin	**2x** base salary and target bonus	**2x** base salary and target bonus
Martijn Hagman	**1x** base salary and target bonus	**1x** base salary and target bonus
Eva Serrano	**2x** base salary and target bonus	**2x** base salary and target bonus

Change in Control Provisions in Equity Plans and Awards

Awards under our Stock Incentive Plan vest after a change in control (provided the awards are assumed by the acquirer) upon the earlier of the original vesting date and a termination of employment (other than for cause or voluntarily without good reason) within two years of the change in control (*i.e.*, double trigger).

Risk Considerations in Compensation Programs

Our compensation programs enable a pay-for-performance approach. Variable and performance-based incentives constitute a significant portion of the compensation awarded to our executives. We believe it is important to ensure that executive compensation does not indirectly encourage our executives to take actions that may conflict with our long-term performance and shareholder interests. We address this concern in several ways.

Pay Mix

The base salaries we pay are market-competitive and sufficient to retain and motivate our executives. Our incentive compensation program consists of both short-term and long-term incentives, which encourage associates to focus on both annual results and long-term sustainable performance. The majority of each NEO's pay is variable, incentive compensation that is heavily weighted towards long-term components. These factors discourage excessive risk-taking.

Capped Awards

The payouts of annual bonus and performance share unit awards are capped, even if our performance exceeds the predetermined maximum goals. This mitigates the risk that executives may take unwise actions to enhance our performance.

Long-Term Performance

Performance share unit awards are based upon our performance over a three-year period, which reduces any incentive to take short-term risks. In addition, the performance measures are selected to align management and stockholder interests.

Vesting Over Extended Periods

Stock options and restricted stock units generally vest over four years. This extended vesting period discourages unnecessary or excessive risk-taking by maintaining sufficient future value that remains outstanding. Additionally, our Insider Trading Policy prohibits hedging and other activities that could offset the benefits of having these as long-term awards.

Performance Metrics and Goals

The performance goals established by the Compensation Committee for annual bonus awards made to our NEOs are based upon our annual budgets, which are reviewed and approved by the Board. We believe these goals are sufficiently challenging but attainable without the need to take inappropriate risks or make material changes to our business or strategy. The bonuses payable under the annual management bonus programs, in which certain other executives participate, are based on the same performance measures as those that apply to NEO bonuses, which means that all PVH associates are pursuing complementary goals, and those goals are consistent with stockholder interests. The one bonus plan we have in which associates may receive bonuses based upon financial metrics that differ from those in our Performance Incentive Bonus Plan and our annual management bonus program provides only de minimis awards.

The performance goals for annual PSU awards made to our NEOs are split 50% between two (typically three-year) financial performance goals, and the awards cliff vest at the end of the performance cycle to the extent the goals are achieved. Annually, the Audit Committee and the Compensation Committee independently confirm the levels at which performance goals were achieved. The Compensation Committee has the ability to adjust annual bonus payouts based on unforeseen events that may not be reflected in financial performance. These risk-mitigating controls minimize excessive risk-taking and short-term focus.

Recoupment

Our Clawback Policy allows us to recover any incentive compensation paid or granted to any current or former Section 16 officer (the executives whose compensation is subject to Compensation Committee review and approval) in the event of a restatement of our financial statements or a material breach of a material company policy.

Equity Ownership

Incentive compensation has a large stock component to it. The value of equity awards is best realized through long-term appreciation of stockholder value, especially when coupled with our stock ownership guidelines. Since our NEOs are required to hold a prescribed amount of our common stock, it is in their interest not to jeopardize stock appreciation.

Management identified the above items in a risk assessment of each component of the compensation program for our NEOs and across PVH that was presented to the Compensation Committee and assessed by ClearBridge. The assessment verified our conclusion that there is no significant opportunity for excessive risk-taking arising from our overall compensation program that is reasonably likely to have a material adverse effect on PVH.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis section of this Proxy Statement. Based on this review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis section be included in this Proxy Statement.

Compensation Committee

Amanda Sourry, Chair
Michael M. Calbert
George Cheeks
Allison Peterson

Executive Compensation Tables

Summary Compensation Table

The Summary Compensation Table includes the 2021, 2022 and 2023 compensation data for our Named Executive Officers for the years in which they served as NEOs.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Stefan Larsson Chief Executive Officer, PVH Corp.	2023	1,291,667	0	8,880,455	2,221,317	2,784,080	274,671	161,714	15,613,904
	2022	1,300,000	0	6,400,236	1,600,409	2,199,210	417,826	221,394	12,139,075
	2021	1,300,000	0	6,400,233	1,602,896	5,200,000	200,637	10,442	14,714,208
Zachary J. Coughlin Executive Vice President and Chief Financial Officer	2023	844,561	200,000	2,640,553	660,744	910,180	N/A	85,482	5,341,520
	2022	705,114	0	2,140,275	750,513	596,854	N/A	280,447	4,473,203
Martijn Hagman[7] Chief Executive Officer, Tommy Hilfiger Global and PVH Europe	2023	1,082,500	0	2,400,085	604,233	870,298	N/A	78,425	5,035,541
	2022	1,019,861	0	1,900,395	1,100,067	747,199	N/A	87,610	4,855,132
	2021	968,405	0	850,479	502,112	1,718,722	N/A	43,086	4,082,804
Eva Serrano Global Brand President, Calvin Klein	2023	764,059	1,318,000	2,500,659	N/A	873,028	N/A	816,726	6,272,472
Julie A. Fuller Former Executive Vice President, Chief People Officer	2023	725,321	200,000	1,040,496	260,820	586,263	N/A	11,386	2,824,286
	2022	725,000	200,000	800,528	500,342	463,112	110,971	10,763	2,810,716
	2021	683,333	300,000	800,483	502,112	1,050,000	46,325	212,712	3,594,965

1 Mr. Coughlin received a deferred cash sign-on bonus of $200,000 in connection with his commencement of employment with us in April 2022 to offset an equal deferred cash payment which was to be paid in December of 2023 by his previous employer. Ms. Serrano received two one-time cash awards totaling $1,318,000 in connection with her commencement of employment with us in March 2023; $500,000 was paid in April 2023 in recognition of the decrease in her realized compensation for 2023 and $818,000 was paid in July 2023 as a make-whole award against the annual bonus she would have received at her prior company. Ms. Fuller received a deferred cash sign-on bonus of $700,000 in connection with her commencement of employment with us in September 2020. The bonus vested in three installments, with $300,000 paid in September 2021, $200,000 paid in September 2022 and $200,000 paid in September 2023. The awards made to Mr. Coughlin and Ms. Serrano are subject to a clawback provision in the event of a termination of employment.

2 The compensation reported represents the aggregate grant date fair value of RSUs and PSUs granted in the fiscal year listed. These are multi-year awards that pay out in future years only if performance objectives and/or service requirements are met. The reported compensation includes the full grant date value of each award in accordance with SEC rules, but we expense the cost over the requisite service period.

The following sets forth the breakdown between RSUs and PSUs of the referenced stock awards:

Name	Fiscal Year	Restricted Stock Units ($)	Performance Share Unit Awards ($)	Total Stock Awards ($)
Stefan Larsson	2023	3,330,212	5,550,243	8,880,455
	2022	2,400,162	4,000,074	6,400,236
	2021	2,400,152	4,000,081[a]	6,400,233
Zachary J. Coughlin	2023	990,181	1,650,372	2,640,553
	2022	1,540,153[b]	600,122	2,140,275
Martijn Hagman	2023	900,012	1,500,073	2,400,085
	2022	1,100,110	800,285	1,900,395
	2021	500,223	350,256[a]	850,479
Eva Serrano	2023	1,750,414[b]	750,245	2,500,659
Julie A. Fuller	2023	390,173	650,323	1,040,496
	2022	500,284	300,244	800,528
	2021	500,223	300,260[a]	800,483

a   Reflects grant date value. The performance cycle for this award ended on May 2, 2024. As certified on May 7, 2024, based on the performance level achieved, 45,045 shares were earned by Mr. Larsson, 3,612 shares were earned by Mr. Hagman, and 2,847 shares were earned by Ms. Fuller. Ms. Fuller's shares have been prorated to reflect the actual number of days she was employed during the applicable performance cycles.

b   Includes special RSU grants. See discussion on page 53 regarding the special grant made to Ms. Serrano.

The fair value of RSUs is equal to the closing price of our common stock on the grant date multiplied by the number of units granted. The PSUs granted in 2023, 2022 and 2021 are divided equally between market-based awards and non-market-based awards. The fair value of the non-market-based awards is equal to the closing price of our common stock minus the present value of any dividends expected to be paid on our common stock during the three-year requisite service period, as these contingently issuable PSUs do not accrue dividends. The fair value of the market-based awards was established on the grant date using the Monte Carlo simulation model, which was based on the following assumptions:

	2023	2022	2021
Weighted Average Grant Date Fair Value Per PSU	$119.51	$103.28	$159.13
Weighted Average Risk-Free Interest Rate	3.56%	2.91%	0.33%
Expected Annual Dividends Per Share	$0.15	$0.15	$0.15
Weighted Average Company Volatility	58.21%	64.02%	60.69%

The fair value of PSUs reflects the value of the award at the grant date based on the probable outcome of the performance conditions. Mr. Larsson's awards granted in 2023, 2022 and 2021 are subject to a holding period of one year after the applicable vesting date. For such awards, the grant date fair values were discounted 7.40%, 6.90% and 8.40%, respectively, for the restriction of liquidity, which we calculated using the Finnerty model. The value of each NEO's PSUs on the grant date at the maximum performance payout level is shown in the following table and was calculated by multiplying the maximum number of shares payable by the closing price of our common stock on the grant date.

Name	2023	2022	2021
Stefan Larsson	9,655,101	7,038,549	7,134,636
Zachary J. Coughlin	2,657,466	982,777	N/A
Martijn Hagman	2,415,451	1,310,569	572,003
Eva Serrano	1,208,061	N/A	N/A
Julie A. Fuller	1,047,165	491,688	490,355

3   The compensation reported represents the aggregate grant date fair value of stock options granted in the fiscal year listed. The fair value of each award is estimated as of the grant date using the Black-Scholes-Merton option valuation model.

The following summarizes the assumptions used to estimate the fair value of stock options granted in the fiscal year listed:

	2023	2022	2021
Weighted Average Grant Date Fair Value Per Option	$43.47	$34.27	$48.28
Weighted Average Risk-Free Interest Rate	3.33%	2.50%	1.24%
Expected Annual Dividends Per Share	$0.15	$0.15	$0.15
Weighted Average Company Volatility	50.60%	47.34%	47.58%
Weighted Average Expected Option Term, In Years	6.25	6.25	6.25

4   The compensation reported consists of payouts under our Performance Incentive Bonus Plan earned with respect to the fiscal years listed.

5   The compensation reported consists of the changes in values under our Pension Plan and our Supplemental Pension Plan as follows:

Name	Fiscal Year	Change in Pension Plan Value ($)	Change in Supplemental Pension Plan Value ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings[†] ($)
Stefan Larsson	2023	23,450	251,221	274,671
	2022	1,527	416,299	417,826
	2021	32,538	168,099	200,637
Zachary J. Coughlin	2023	N/A	N/A	N/A
	2022	N/A	N/A	N/A
Martijn Hagman	2023	N/A	N/A	N/A
	2022	N/A	N/A	N/A
	2021	N/A	N/A	N/A
Eva Serrano	2023	N/A	N/A	N/A
Julie A. Fuller	2023	N/A	N/A	N/A
	2022	12,848	98,123	110,971
	2021	11,693	34,632	46,325

†   The amounts reported represent the aggregate change in the actuarial value of the NEO's accumulated benefits under all defined benefit plans. Messrs. Coughlin and Hagman and Ms. Serrano are not participants in either plan. Ms. Fuller's employment terminated effective February 4, 2024, and she had not vested in her benefits under either plan. *See* discussion on page 77. Additional information regarding the two pension plans is included in this section under the Pension Benefits table and under the heading "Defined Benefit Plans." *See* page 76.

6   The following table provides additional information about the amounts that appear in the "All Other Compensation" column:

Name	Fiscal Year	Perquisites — Personal Travel ($)	Perquisites — Other ($)	Contributions to Defined Contribution Plans[a] ($)	Total ($)
Stefan Larsson	2023	39,534[b]	0	122,180	161,714
	2022	28,719[b]	0	192,675	221,394
	2021	0	0	10,442	10,442
Zachary J. Coughlin	2023	0	—[c]	85,482	85,482
	2022	0	250,812[d]	29,635	280,447
Martijn Hagman	2023	23,382[e]	0	55,043	78,425
	2022	22,652[e]	0	64,958	87,610
	2021	25,406[e]	0	17,680	43,086
Eva Serrano	2023	0	797,128[f]	19,598	816,726
Julie A. Fuller	2023	0	0	11,386	11,386
	2022	0	0	10,763	10,763
	2021	0	202,416[g]	10,296	212,712

a   For U.S.-based NEOs, this represents company contributions to our AIP and our Supplemental Savings Plan. For Mr. Hagman, this represents company contributions to both our *Zwitserleven Pensioen Plan* and our supplemental PVH Net Pension Plan. Both are defined contribution plans, the former for all associates and the latter for certain executives in our European headquarters in Amsterdam.

b   This amount represents personal use of a company car and driver. *See* discussion on page 58.

c   Mr. Coughlin received a personal benefit for moving expenses, but the amount was not required to be disclosed under SEC rules.

d   This amount consists of moving expenses and relocation expenses of $163,028 and a tax gross-up of $87,784.

e   This amount represents a car allowance. *See* discussion on page 58.

f   This amount consists of moving and housing expenses of $518,133 and a tax gross-up of $278,995.

g   This amount consists of moving expenses and relocation expenses of $194,113, a moving allowance of $5,000 and a tax gross-up on the moving allowance of $3,303.

7   As of April 4, 2024, Mr. Hagman is serving solely as Chief Executive Officer, PVH Europe. Mr. Hagman's cash compensation was paid in euros and has been converted at average euro-to-U.S. dollar exchange rates over the applicable fiscal year. The rates were 1.0825 for 2023, 1.0487 for 2022 and 1.1762 for 2021.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Stefan Larsson	4/6/2023								51,100	83.80	2,221,317
	4/6/2023							39,740			3,330,212
	4/6/2023				28,804	57,608	115,216				5,550,243
	4/6/2023	650,000	2,600,000	5,200,000							
Zachary J. Coughlin	4/6/2023								15,200	83.80	660,744
	4/6/2023							11,816			990,181
	4/6/2023				7,928	15,856	31,712				1,650,372
	4/6/2023	212,500	850,000	1,700,000							
Martijn Hagman	4/6/2023								13,900	83.80	604,233
	4/6/2023							10,740			900,012
	4/6/2023				7,206	14,412	28,824				1,500,073
	4/6/2023[5]	270,625	1,082,500	2,165,000							
Eva Serrano	4/6/2023							11,936			1,000,237
	4/6/2023							8,952			750,178
	4/6/2023				3,604	7,208	14,416				750,245
	4/6/2023	192,453	769,811	1,539,623							
Julie A. Fuller	4/6/2023								6,000	83.80	260,820
	4/6/2023							4,656			390,173
	4/6/2023				3,124	6,248	12,496				650,323
	4/6/2023	136,875	547,500	1,095,000							

1 These amounts represent potential payout opportunities for annual bonus awards under our Performance Incentive Bonus Plan with respect to 2023 performance. Ms. Serrano's potential payout opportunities are prorated for the number of days she has been employed.

2 These amounts represent potential payouts of PSU awards. *See* discussion on page 54.

3 These amounts represent RSU awards. *See* discussion on page 53.

4 These amounts represent stock option awards. *See* discussion on page 53.

5 Potential cash payouts for Mr. Hagman have been converted at a euro-to-U.S. dollar exchange rate of 1.0825, which was the average exchange rate for 2023.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Contracts

Stefan Larsson, Zachary J. Coughlin, Eva Serrano and Julie A. Fuller

Summary of Employment Agreements

For ease of reading, the description immediately below is in the present tense even as applied to Ms. Fuller (whose employment with us ended on February 4, 2024).

Our employment agreements with each of Messrs. Larsson and Coughlin and Mses. Serrano and Fuller, outline the compensation and benefits to be paid to these executives during their employment and set forth their rights to severance upon termination of employment. The agreements also include certain restrictive covenants in favor of PVH. The covenants include prohibitions during and after employment against the use of our confidential information, soliciting our associates for employment by themselves or anyone else, competing against PVH by accepting employment or being otherwise affiliated with a competitor and interfering with our business relationships. The agreements provide for an annual review of base salaries and permit only upward adjustments of salary.

Termination without "cause" or for "good reason"

Generally, each executive is entitled to severance only if the executive's employment is terminated by PVH without "cause" or if the executive terminates the executive's employment for "good reason."

"Cause" is generally defined as:

- gross negligence or willful misconduct (a) in the executive's performance of the material responsibilities of the executive's position that results in material economic harm to us or our affiliates or (b) that results in reputational harm causing demonstrable injury to us or our affiliates;

- the executive's willful and continued failure to perform substantially the executive's duties (other than any such failure resulting from incapacity due to physical or mental illness);

- the executive's conviction of, or plea of guilty or *nolo contendere* to, a felony within the meaning of U.S. federal, state or local law (other than a traffic violation for Mr. Larsson) or a crime of moral turpitude;

- the executive's having willfully divulged, furnished or made accessible any confidential information (as defined in the employment agreement);

- any act or failure to act by the executive that, under the provisions of applicable law, disqualifies the executive from acting in the executive's position; or

- any material breach of the employment agreement, our Code of Business Conduct and Ethics or any other material policy of PVH and its subsidiaries.

"Good reason" is generally defined as:

- the assignment to the executive of any duties that are inconsistent in any material respect with the executive's position or any other action that results in a material diminution in such position;

- for Mr. Coughlin and Ms. Fuller only, a change in their reporting relationship such that they no longer report directly to the Board or Chief Executive Officer of PVH;

- for Ms. Serrano only, a change in her reporting relationship such that she no longer reports directly to the Board, Chief Executive Officer or President of PVH;

- a reduction of the executive's base salary, unless the Board imposes similar reductions in base salaries for other executive officers;

- the taking of any action that substantially diminishes (a) the aggregate value of the executive's total compensation opportunity or (b) the aggregate value of the employee benefits provided to the executive;

- for Mr. Larsson only, our failure to cause Mr. Larsson to be nominated for reelection to the Board at the expiration of each Board term during his employment;

- requiring that the executive's services be rendered primarily at a location or locations more than 35 miles (for Mr. Larsson) or 75 miles (for the other executives) from PVH's principal executive offices;

- for Mr. Larsson only, solely after a change in control of PVH, if Mr. Larsson is not serving as the Chief Executive Officer and a member of the board of directors of the top-most company in the chain of companies resulting from such change in control at any time during the one-year period following such change in control (other than as a result of Mr. Larsson's termination of employment for any reason or cessation of service as a director due to death or disability); or

- our failure to require any successor to assume expressly and agree to perform the executive's employment agreement.

Generally, in the event of a termination of employment without cause or for good reason, each of these executives is entitled to two times the sum of the executive's base salary plus an amount equal to the bonus that would be payable if target-level performance were achieved under the annual bonus plan (if any) in respect of the fiscal year during which the termination occurs (or the prior fiscal year, if bonus levels have not yet been established for the year of termination). All of the agreements require the applicable NEO to execute a release of claims in our favor in order to receive these payments. All such amounts are payable in accordance with our payroll schedule in 48 substantially equal installments.

The agreements provide that for the two-year period following the termination of the executive's employment without cause or for good reason, medical, dental and life insurance coverages are continued for the executive (and the executive's family, to the extent participating prior to termination of employment), subject to cessation if the executive obtains replacement coverage from another employer (although there is no duty to seek employment or mitigate damages). The executive is required to pay the active employee rate, if any, for such coverage.

Termination following a change in control

Each of the NEOs also is entitled, in lieu of the above and subject to executing a release of claims in our favor, to severance upon the termination of their employment without cause or for good reason within two years after a change in control of PVH (as defined in the agreements). In either such case, the executive will receive an aggregate amount equal to two times the sum of the executive's base salary plus an amount equal to the bonus that would be payable if target-level performance were achieved under the annual bonus plan (if any) in respect of the fiscal year during which the termination occurs (or the prior fiscal year, if bonus levels have not yet been established for the year of termination). This amount will be paid in a lump sum if the change in control constitutes a "change in the ownership" or a "change in the effective control" of PVH or a "change in the ownership of a substantial portion of PVH's assets" (each within the meaning of Section 409A of the Code). Otherwise, this amount will be paid in 48 substantially equal payments.

These executives also would receive comparable medical, dental and life insurance coverage for themselves and their families for the two-year period immediately following such a termination, without a duty to mitigate or obtain replacement coverage from a subsequent employer.

Mr. Coughlin's agreement provides that in the event of a termination of employment for good reason as is described above, or by us for any reason other than death, disability or cause as is described above, in each case when occurring within two years after a change in control of PVH, the $200,000 cash award granted to him upon commencement of employment will no longer be subject to repayment, and the award of 10,564 RSUs granted to him upon commencement of employment, to the extent then outstanding, will become fully vested as of the date his employment is terminated and will be settled in accordance with the applicable underlying award agreement.

Ms. Serrano's agreement provides that in the event of a termination of employment for good reason as is described above, or by us for any reason other than death, disability or cause as is described above, in each case occurring within two years of a change in control of PVH, the award of 11,936 RSUs granted to her upon commencement of employment, to the extent then outstanding, will become fully vested as of the date her employment is terminated.

All of the employment agreements provide that if the receipt of the foregoing severance would subject the executive to the excise tax on excess parachute payments under Section 4999 of the Code, the executive's severance would be reduced by the amount

required to avoid the excise tax if such a reduction would give the executive a better after-tax result than if the executive received the full severance amount.

Martijn Hagman

Our employment agreement with Mr. Hagman outlines the compensation and benefits to be paid to him and sets forth the parties' rights to terminate Mr. Hagman's employment and the restrictive covenants to which he has agreed. Mr. Hagman's employment agreement provides that he will serve as the Chief Executive Officer of PVH Europe, or in such other position or positions as our Executive Chair, Chief Executive Officer, President or Board may designate. It also provides that his base salary is subject to annual review and upward adjustment and may not be reduced without his consent unless the Board imposes similar reductions in base salaries for other similarly situated executives. Mr. Hagman's employment agreement also provides for a car allowance of €1,800 gross per month.

Termination without "cause" or for "good reason"

The employment agreement sets forth Mr. Hagman's rights to severance upon termination of employment. Generally, Mr. Hagman is entitled to severance only if his employment is terminated without "cause" or if he terminates employment for "good reason."

"Cause" is generally defined as the following:

- gross negligence or willful misconduct by Mr. Hagman (a) in his performance of the material responsibilities of his office or position that results in material economic harm to us or our affiliates, or (b) that results in material reputational harm to us or our affiliates;

- Mr. Hagman's willful and continued failure to perform substantially his duties (other than any such failure resulting from incapacity due to physical or mental illness);

- Mr. Hagman's conviction of, or plea of guilty or *nolo contendere* to, a felony or comparable crime within the meaning of European Union, Dutch national, U.S. federal, state or local law (other than a traffic violation) or a crime of moral turpitude;

- Mr. Hagman's having willfully divulged, furnished or made accessible confidential information (as defined in the employment agreement);

- any act or failure to act by Mr. Hagman that, under the provisions of applicable law, disqualifies him from acting in any or all capacities in which he is then acting for us;

- Mr. Hagman's having materially breached his employment agreement, our Code of Business Conduct and Ethics or any other material policy of PVH and its subsidiaries; or

- other urgent reason within the meaning of the Dutch Civil Code.

"Good reason" is generally defined as:

- the assignment to Mr. Hagman of any duties inconsistent in any material respect with his position, or any other action by us that results in a material diminution in such position;

- a change in Mr. Hagman's reporting relationship such that he no longer reports directly to the Board, the Executive Chair, the Chief Executive Officer or the President of PVH, or any person serving in the role of principal executive officer, PVH's Chief Operating Officer or a comparable role;

- a reduction of base salary, unless the Board imposes similar reductions in base salaries for other similarly situated executives;

- the taking of any action by us that substantially diminishes (a) the aggregate value of Mr. Hagman's total compensation opportunity or (b) the aggregate value of the employee benefits provided to him, in each case relative to all other similarly situated senior executives;

- requiring that Mr. Hagman's services be rendered primarily at a location or locations more than 75 miles from our principal office in Amsterdam; or

- our failure to require any successor to assume expressly and agree to perform Mr. Hagman's employment agreement.

Either party may terminate Mr. Hagman's employment agreement, subject to a notice period of six months for Mr. Hagman and 12 months for us. The agreement automatically terminates at the end of the month in which Mr. Hagman reaches the statutory pension age under Dutch law (currently 68 years and three months).

If Mr. Hagman's employment is terminated without cause or for good reason (other than during the two-year period following a change in control (as defined in his agreement)), he is entitled to a severance payment equal to the sum of (x) his base salary for 12 months and (y) an amount equal to the bonus that would be payable if target-level performance were achieved under PVH's annual bonus plan (if any) in respect of the fiscal year during which the termination occurs (or the prior fiscal year, if bonus levels have not yet been established for the year of termination). This severance payment will be deemed to include the statutory severance amount and/or benefits provided for under Dutch law. The severance amount is payable in accordance with the Amsterdam office's regular payroll schedule in 12 substantially equal payments, commencing on the first scheduled payroll date that occurs on or following the date that is 30 days after Mr. Hagman's termination of employment, subject to Mr. Hagman delivering a settlement agreement to us.

If Mr. Hagman's employment is terminated without cause or for good reason within two years after a change in control, he is entitled to the above severance payment, which will be paid in 12 monthly installments commencing on the first scheduled payroll date that occurs on or following the date that is 30 days after Mr. Hagman's termination of employment, subject to Mr. Hagman delivering a settlement agreement to us.

If Mr. Hagman voluntarily resigns without good reason, he is generally entitled to receive base salary for 12 months after the conclusion of the notice period, paid in 12 substantially equal payments, in consideration of his covenant not to compete.

Mr. Hagman's employment agreement also provides that in the event of his disability pursuant to article 7:669, paragraph 3(b) of the Dutch Civil Code, we would be entitled to terminate his employment, in which case Mr. Hagman would be entitled to receive the statutory severance amount provided for under Dutch law.

Under his agreement, Mr. Hagman will not be entitled to severance if the business or operating unit or division in which he is then employed (the "Business") is sold, spun off or otherwise disposed of by PVH, regardless of the form or nature of such transaction, and either (i) he continues his employment in substantially the same or a greater capacity in regard to the Business as immediately prior to the transaction, regardless of the terms of such employment, or (ii) he is offered continued employment in connection with such transaction (whether or not he accepts the offer) and either (A) the employment agreement is to be assumed by the purchaser or other acquirer of the Business or is to be continued as a result of the purchase, spin off or other transaction involving a change in control of the entity then employing him or (B) he is offered employment in substantially the same or a greater capacity in regard to the Business and (1) his base salary is no less than the base salary then in effect and (2) all other compensation and benefits offered to him are consistent with those offered to similarly situated executives with his new employer (including in comparable affiliates).

The restrictive covenants in Mr. Hagman's agreement include prohibitions during and following employment against Mr. Hagman's use of our confidential information, soliciting PVH associates for employment by himself or anyone else, interfering with our business relationships, and competing against us by accepting employment or being otherwise affiliated with a direct competitor of our businesses or products as of the date of termination or any business that we are planning to engage in or products that we are planning to develop or launch.

Other Arrangements

There are a number of other arrangements that would result in payments or other benefits to some or all of our Named Executive Officers upon a termination of employment or in the event of a change in control, in addition to the severance arrangements described above.

Stock Incentive Plan

Our Stock Incentive Plan enables us to grant stock options, restricted stock units, performance share units and other stock-based awards. To date, we have granted to the NEOs (i) service-based incentive and non-qualified stock options, restricted stock and restricted stock units; and (ii) contingently issuable performance share units and restricted stock units. The following describes the effect on stock option, restricted stock unit, and performance share unit awards (the only types of awards currently outstanding) of a termination of employment or change in control.

Stock options

The following sets forth the effect of certain triggering events on stock options prior to their exercise or expiration.

Death	Unvested stock options become exercisable and, together with already exercisable options, expire three months after the qualification of the representative of the participant's estate (or such earlier date on which they are scheduled to expire).
Change In Control	Unvested stock options that are assumed by the acquirer continue on the same terms and will become immediately exercisable in the event of the participant's termination of employment (other than for "cause" or without "good reason," as and if such terms are defined in the participant's employment agreement, if any) during the two-year period following the change in control. Unvested stock options that are not assumed by the acquirer become immediately exercisable.
Disability	Unvested stock options become immediately exercisable and, together with already exercisable options, expire three months after the termination of employment (or such earlier date on which they are scheduled to expire).
Retirement	Unvested stock options become immediately exercisable, except that awards granted in the year of retirement are forfeited if the participant retires prior to the last day of the calendar year of the grant. Stock options that vest, together with already exercisable options, expire three years after the retirement (or such earlier date on which they are scheduled to expire).
Voluntary Termination/Termination Without Cause/Termination For "Good Reason"[1]	Unvested stock options are forfeited. Vested stock options expire three months after the termination of employment (or such earlier date on which they are scheduled to expire).

1   "Good reason" is as defined in a participant's employment agreement (if any). "Cause" is as defined in the Stock Incentive Plan unless a participant's employment agreement (if any) provides it controls.

Restricted stock units

The following sets forth the effect of certain triggering events on RSUs prior to their vesting.

Death/Disability	All outstanding restricted stock units vest in full.
Change In Control	All outstanding restricted stock units that are assumed by an acquirer upon a change in control will continue to vest on their original schedule and only vest in full on an accelerated basis after termination of employment (other than for "cause" or without "good reason," as and if such terms are defined in a participant's employment agreement, if any) within two years of the change in control (*i.e.*, double trigger). All outstanding restricted stock units that are not assumed by an acquirer upon a change in control will vest in full on an accelerated basis upon the change in control.
Retirement	All outstanding restricted stock units generally vest in full, except that restricted stock units granted in the year of retirement are forfeited immediately if the recipient retires before December 31.
Voluntary Termination/Termination Without Cause/Termination For "Good Reason"[1]	All outstanding restricted stock units are forfeited immediately.

1   "Good reason" is as defined in a participant's employment agreement (if any). "Cause" is as defined in the Stock Incentive Plan unless a participant's employment agreement (if any) provides it controls.

Performance share units

The following sets forth the effect on performance share units of certain triggering events occurring during a performance cycle.

Death	The participant's estate will receive the target-level payout, prorated to reflect the portion of the performance cycle worked by the participant.
Change In Control	Awards assumed by the acquirer upon a change in control will be deemed to have satisfied the performance level achieved as of the date of the change in control (if calculable at the time of the change in control) or target performance (if performance is not calculable or less than half the performance cycle has elapsed). The awards then will be deemed to be time-based and will vest upon the earlier of the participant's termination of employment (other than for "cause" or without "good reason," as and if such terms are defined in the participant's employment agreement, if any) during the two-year period following the change in control or the scheduled end of the performance cycle (*i.e.*, double trigger).
	Awards not assumed by the acquirer upon a change in control will be deemed to have satisfied the performance level achieved as of the date of the change in control (if calculable at the time of the change in control) or target performance (if performance is not calculable or less than half the performance cycle has elapsed), and the participant will receive a prorated payout of the award to reflect the portion of the performance cycle worked by the participant.
Disability	The participant will receive the payout, if any, that would have been payable for the performance cycle, prorated to reflect the portion of the performance cycle worked by the participant.
Retirement	The participant will receive the full payout, if any, that would have been payable for the performance cycle if the participant retires on or after the first anniversary of the grant date. A participant who retires before the first anniversary of the grant date will not receive a payout.
Termination Without Cause/ Termination For "Good Reason"[1]	The participant will receive the payout, if any, that would have been payable for the performance cycle, prorated to reflect the portion of the performance cycle worked by the participant, if the participant's employment terminated on or after the first anniversary of the grant date. A participant whose employment is terminated before the first anniversary of the grant date will not receive a payout.

1 "Good reason" is as defined in a participant's employment agreement (if any). "Cause" is defined in the Stock Incentive Plan unless a participant's employment agreement (if any) provides it controls.

In all other cases, a participant must be employed by us on the last day of the performance cycle to remain eligible to receive an award.

Payouts in the event of death or a change in control will be paid within 30 days of the triggering event unless doing so would prompt the imposition of additional taxes under Section 409A of the Code, in which case payment will be delayed for six months and the amounts owed will accrue interest at a rate based on the 10-year Treasury bill.

Performance Incentive Bonus Plan

We make annual bonus awards under our Performance Incentive Bonus Plan. The following sets forth the effect on annual bonuses of certain triggering events occurring during a performance cycle.

Death	The participant's estate will receive the target-level bonus, prorated to reflect the portion of the performance cycle worked by the participant.
Change In Control	The participant will receive the target-level bonus, prorated to reflect the portion of the performance cycle worked by the participant.
Disability/Retirement/Termination Without Cause/Termination For "Good Reason"[1]	The participant will receive the payout, if any, that would have been payable for the performance cycle, prorated to reflect the portion of the performance cycle worked by the participant.

1 "Good reason" is as defined under the participant's employment agreement (if any). "Cause" is as defined in the Plan unless a participant's employment agreement (if any) provides it controls.

In all other cases, a participant must be employed by us on the last day of the performance cycle to remain eligible to receive an award.

The bonus, in the event of death or a change in control, will be paid within 30 days of the triggering event unless doing so would prompt the imposition of additional taxes under Section 409A of the Code, in which case payment will be delayed for six months and the amounts owed will accrue interest at a rate based on the 10-year Treasury bill.

Long-Term Incentive Plan

We have a Long-Term Incentive Plan under which we can grant performance-based long-term incentive awards. Payouts under this plan are typically made in cash. There were no awards made under this plan that were outstanding at any time during 2023. The following sets forth the effect on Long-Term Incentive Plan awards of certain triggering events occurring during a performance cycle.

Death	The participant's estate will receive the target-level payout, prorated to reflect the portion of the performance cycle worked by the participant.
Change In Control	The award will be deemed time-based and will be payable at the target-level of performance upon the earlier of the participant's termination of employment (other than for cause or without good reason (as defined in the participant's employment agreement, if any)) or the scheduled end of the performance cycle (*i.e.*, double trigger).
Disability	The participant will receive the payout, if any, that would have been payable for the performance cycle, prorated to reflect the portion of the performance cycle worked by the participant.
Retirement/Termination Without Cause/Termination For "Good Reason"[1]	If after the first fiscal year of the performance cycle, the participant will receive the payout, if any, that would have been payable for the performance cycle, prorated to reflect the portion of the performance cycle worked by the participant. A participant who is terminated during the first fiscal year will not receive a payout.

1 "Good reason" is as defined under the participant's employment agreement (if any). "Cause" is as defined in the Plan unless a participant's employment agreement (if any) provides it controls.

In all other cases, a participant must be employed by us on the last day of the performance cycle to remain eligible to receive an award.

The payout, in the event of death or a change in control, will be paid within 30 days of the triggering event unless doing so would prompt the imposition of additional taxes under Section 409A of the Code, in which case payment will be delayed for six months and the amounts owed will accrue interest at a rate based on the 10-year Treasury bill.

Outstanding Equity at Fiscal Year-End

Name	Date of Grant	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
			Option Awards[1]				Stock Awards		
Stefan Larsson	6/3/2019	53,500	0	87.72	6/3/2029				
	4/14/2020	43,200	14,400	47.96	4/14/2030				
	9/10/2020	13,275	4,425	67.05	9/10/2030				
	4/5/2021	16,600	16,600	104.30	4/5/2031				
	4/6/2022	11,675	35,025	71.51	4/6/2032				
	4/6/2023	0	51,100	83.80	4/6/2033				
	4/14/2020					4,603	558,712		
	9/10/2020					2,922	354,672		
	4/5/2021					11,506	1,396,598		
	4/6/2022					25,173	3,055,499		
	4/6/2023					39,740	4,823,641		
	5/3/2021[5]							61,168	7,424,572
	5/2/2022[6]							58,835	7,141,392
	4/6/2023[7]							115,216	13,984,918
Zachary J. Coughlin	4/6/2022	5,475	16,425	71.51	4/6/2032				
	4/6/2023	0	15,200	83.80	4/6/2033				
	4/6/2022					7,869	955,139		
	5/2/2022					5,282	641,129		
	4/6/2023					11,816	1,434,226		
	5/2/2022[6]							8,215	997,137
	4/6/2023[7]							31,712	3,849,203
Martijn Hagman	4/28/2015	625	0	103.24	4/28/2025				
	4/1/2016	1,450	0	99.39	4/1/2026				
	6/15/2020	0	2,150	50.17	6/15/2030				
	9/10/2020	0	1,475	67.05	9/10/2030				
	4/5/2021	5,200	5,200	104.30	4/5/2031				
	4/6/2022	0	24,075	71.51	4/6/2032				
	4/6/2023	0	13,900	83.80	4/6/2033				
	4/14/2020					590	71,614		
	6/15/2020					99	12,017		
	9/10/2020					809	98,196		
	4/5/2021					2,398	291,069		
	4/6/2022					11,538	1,400,482		
	4/6/2023					10,740	1,303,621		
	5/3/2021[5]							4,904	595,248
	5/2/2022[6]							10,955	1,329,718
	4/6/2023[7]							28,824	3,498,657

Name	Date of Grant	Option Awards[1] Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Eva Serrano	4/6/2023					8,952	1,086,594		
	4/6/2023					5,968	724,396		
	4/6/2023[7]							14,416	1,749,814
Julie A. Fuller	4/5/2021	5,200	0	104.30	5/4/2024[8]				
	5/3/2021[5]							3,866	469,255
	5/2/2022[6]							2,415	293,133

1 Stock options vest in four equal installments on each of the first four anniversaries of the grant date.

2 These awards consist of RSUs. Awards vest in four equal installments on each of the first four anniversaries of the grant date, except for the awards granted to (i) Mr. Coughlin in May 2022 (5,282 RSUs outstanding), of which 50% vested on each of the first and second anniversaries of the grant date; and (ii) Ms. Serrano in April 2023 (5,968 RSUs outstanding) of which 50% vested on December 1, 2023 and 25% will vest on each of the second and third anniversaries of the grant date.

3 The market value of unvested RSUs and unvested PSUs was calculated by multiplying the number of units by $121.38, the closing stock price of our common stock on February 2, 2024, the last business day of 2023.

4 All awards are PSUs. The number of shares assumes service for the entire three-year performance cycle, except with respect to Ms. Fuller. The awards generally pay out on a pro rata basis if the NEO does not work for the entire cycle. Ms. Fuller's shares have been prorated to reflect the actual number of days she was employed during the applicable performance cycles.

5 The portion of the awards tied to the one-year EBIT measure has ended and the maximum-level performance was achieved, as reflected in the table. Based on our estimate of the payout level as of the end of 2023, the table shows the relative TSR portion of the awards at maximum level. The performance cycle for such awards ended on May 2, 2024. As certified on May 7, 2024, based on the performance level achieved, 45,045 shares were earned by Mr. Larsson, 3,612 shares were earned by Mr. Hagman, and 2,847 shares were earned by Ms. Fuller.

6 Based on our estimate of the final payout for the entire performance cycle as of the end of 2023, the table shows the corporate EBIT portion of the awards at threshold level and the relative TSR portion of the awards at maximum level. The portion of the awards tied to the three-year EBIT measure and the portion tied to three-year TSR will vest if the EBIT and relative TSR performance criteria are satisfied, in each case in May 2025.

7 Based on our estimate of the payout levels as of the end of 2023, the table shows the ROIC and the relative TSR portion of the awards at maximum level. The portion of the awards tied to the three-year average ROIC measure and the portion tied to three-year TSR will vest if the ROIC and relative TSR performance criteria are satisfied, in each case in April 2026. See discussion on page 54.

8 Ms. Fuller's stock option awards expire three months after her termination of employment.

Option Exercises and Stock Vested

Name	Option Awards Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Stock Awards Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Stefan Larsson	0	0	57,030	4,764,470
Zachary J. Coughlin	0	0	7,905	664,076
Martijn Hagman	18,900	992,409	28,092	2,396,372
Eva Serrano	0	0	5,968	594,174
Julie A. Fuller	3,650	179,860	7,483	596,917

1 The value realized on exercise equals the price of our common stock on the date of exercise less the exercise price, multiplied by the number of shares acquired upon exercise.

2 The value realized on vesting equals the price of our common stock on the date of vesting multiplied by the number of shares vested.

Pension Benefits

Name	Plan name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Stefan Larsson	Pension Plan[2]	3.6667	77,249	0
	Supplemental Pension Plan[2]	3.6667	1,026,874	0
Zachary J. Coughlin	Pension Plan	N/A	N/A	N/A
	Supplemental Pension Plan	N/A	N/A	N/A
Martijn Hagman	Pension Plan	N/A	N/A	N/A
	Supplemental Pension Plan	N/A	N/A	N/A
Eva Serrano	Pension Plan	N/A	N/A	N/A
	Supplemental Pension Plan	N/A	N/A	N/A
Julie A. Fuller	Pension Plan	2.4167	N/A	N/A
	Supplemental Pension Plan	2.4167	N/A	N/A

1 See Note 12, "Retirement and Benefit Plans," in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the fiscal year ended February 4, 2024, for the assumptions used in calculating the present value of the accumulated benefit.

2 Pension and Supplemental Pension Plan credited service and actuarial values are calculated as of February 4, 2024, which is the pension plan measurement date that we use for financial statement reporting purposes. Retirement age is the plan's "normal" retirement age or the earliest time when a participant may retire without an age-based reduction. The present values as of February 4, 2024, are calculated based on the following assumptions: (i) for annuity payments in the qualified plan, the PRI-2012 mortality table, and the MP-2021 mortality improvement projection scale, as published by the Society of Actuaries; (ii) a 5.63% discount rate; (iii) a form of payment in the qualified plan as follows: 70% assumed to elect a lump sum, 15% assumed to elect a life annuity, 7.5% assumed to elect a 50% joint and survivor, and 7.5% assumed to elect a 100% joint and survivor; and (iv) SPP lump sum values based on the assumptions prescribed under the Pension Protection Act of 2006 (these include the mandated unisex mortality table specified by IRS Notice 23-73, based on the PRI-2012 table, with projected mortality improvements, and December 2023 segment rates of 5.01% for payments expected to be made for the first 5 years, 5.13% for payments between 5 and 20 years, and 5.15% for payments projected to be made after 20 years).

Defined Benefit Plans

Pension Plan

We maintain a pension plan for certain of our U.S.-based associates, which we refer to in this section as the "Pension Plan" or "Plan." The Pension Plan is a qualified defined benefit plan. Our U.S.-based associates hired on or before December 31, 2021, are eligible to participate in the Plan unless they are:

– members of a collective bargaining unit,

– independent contractors or consultants,

– non-resident aliens, or

– covered by another company-provided pension plan.

The Pension Plan is closed to U.S.-based associates hired or rehired after December 31, 2021, including to Mr. Coughlin and Ms. Serrano, and in 2023 the Company's Board of Directors approved changes to the plan to freeze additional future service benefits after June 30, 2024.

Eligible salaried associates began participation in the Pension Plan on the first day of the calendar quarter after they completed one year of service in which they worked at least 1,000 hours. Eligible hourly production associates began participation in the Plan on the first day of the calendar quarter after they completed three months of service, provided it was anticipated they would work at least 1,000 hours in the year.

The benefits under the Pension Plan generally are based on a participant's career average compensation up to the freeze effective date, excluding relocation pay, sign-on bonus, stay bonus, clothing allowance, and awards under the Long-Term Incentive Plan.

The participant's prior service benefit and future service benefit are added together to determine the total retirement benefit. The prior service benefit for salaried associates is calculated by taking 1.00% of the past service compensation, plus 0.50% of the past service compensation over the Social Security average breakpoint (dollar amount determined by the year in which the participant reaches Social Security Normal Retirement Age), multiplied by the prior service benefit at December 31, 1999. The future service benefit is calculated by taking 1.00% of each year's future service compensation (or, if the employee date of hire is on or after October 1, 2019, 0.75% for their first five years of service compensation), plus 0.50% of each year's future service compensation over the Social Security-covered compensation breakpoint for each year of benefit service, assuming that the total benefit service (including prior service) does not exceed 35 years.

Benefits under the Pension Plan are vested after five years of service or, if earlier, when the participant becomes totally and permanently disabled or reaches age 65. Mr. Larsson vested in 2023. Ms. Fuller terminated prior to vesting in the Plan. Mr. Coughlin and Ms. Serrano are not eligible to participate in the Plan, as they were hired after December 31, 2021.

The Pension Plan has provisions to prevent a break in service under certain circumstances. Any participant who would be credited with fewer than 501 hours in a plan year due to a leave associated with the birth or adoption of a child or related childcare will be credited with service for the number of hours the participant would have worked that, together with credited hours actually worked during the plan year, totals 501 hours of service. In addition, participants will not incur a break in service due to any leave of absence in accordance with the provisions of the Family and Medical Leave Act of 1993 or on account of military duty, provided they return to work within the re-employment period under federal law.

Normal retirement age under the Plan is age 65. Vested participants are eligible for a lump sum distribution (or an immediate annuity form of distribution) at termination, regardless of age. Vested participants who terminate employment prior to age 55 or have worked less than ten years are eligible for an unsubsidized early retirement benefit based on the factors in the following table:

Age at Commencement	Early Retirement Factor
55	40.00%
56	43.00%
57	46.00%
58	50.00%
59	55.00%
60	60.00%
61	66.00%
62	73.00%
63	81.00%
64	90.00%
65	100.00%

We subsidize the early retirement benefit for participants who retire when they are age 55 or over and have worked ten or more years by making benefit payments in the applicable percentage shown below based on actual age and years of service.

Years of Service

Age at Commencement	10	11	12	13	14	15	16	17	18	19	20
64	95.00%	95.15%	95.30%	95.45%	95.60%	95.75%	95.90%	96.05%	96.20%	96.35%	96.50%
63	90.00%	90.30%	90.60%	90.90%	91.20%	91.50%	91.80%	92.10%	92.40%	92.70%	93.00%
62	85.00%	85.45%	85.90%	86.35%	86.80%	87.25%	87.70%	88.15%	88.60%	89.05%	89.50%
61	80.00%	80.60%	81.20%	81.80%	82.40%	83.00%	83.60%	84.20%	84.80%	85.40%	86.00%
60	75.00%	75.75%	76.50%	77.25%	78.00%	78.75%	79.50%	80.25%	81.00%	81.75%	82.50%
59	70.00%	70.90%	71.80%	72.70%	73.60%	74.50%	75.40%	76.30%	77.20%	78.10%	79.00%
58	65.00%	66.05%	67.10%	68.15%	69.20%	70.25%	71.30%	72.35%	73.40%	74.45%	75.50%
57	60.00%	61.20%	62.40%	63.60%	64.80%	66.00%	67.20%	68.40%	69.60%	70.80%	72.00%
56	55.00%	56.35%	57.70%	59.05%	60.40%	61.75%	63.10%	64.45%	65.80%	67.15%	68.50%
55	50.00%	51.50%	53.00%	54.50%	56.00%	57.50%	59.00%	60.50%	62.00%	63.50%	65.00%

Years of Service

Age at Commencement	21	22	23	24	25	26	27	28	29	30
64	96.65%	96.80%	96.95%	97.10%	97.25%	97.40%	97.55%	97.70%	97.85%	98.00%
63	93.30%	93.60%	93.90%	94.20%	94.50%	94.80%	95.10%	95.40%	95.70%	96.00%
62	89.95%	90.40%	90.85%	91.30%	91.75%	92.20%	92.65%	93.10%	93.55%	94.00%
61	86.60%	87.20%	87.80%	88.40%	89.00%	89.60%	90.20%	90.80%	91.40%	92.00%
60	83.25%	84.00%	84.75%	85.50%	86.25%	87.00%	87.75%	88.50%	89.25%	90.00%
59	79.90%	80.80%	81.70%	82.60%	83.50%	84.40%	85.30%	86.20%	87.10%	88.00%
58	76.55%	77.60%	78.65%	79.70%	80.75%	81.80%	82.85%	83.90%	84.95%	86.00%
57	73.20%	74.40%	75.60%	76.80%	78.00%	79.20%	80.40%	81.60%	82.80%	84.00%
56	69.85%	71.20%	72.55%	73.90%	75.25%	76.60%	77.95%	79.30%	80.65%	82.00%
55	66.50%	68.00%	69.50%	71.00%	72.50%	74.00%	75.50%	77.00%	78.50%	80.00%

None of the NEOs are eligible for subsidized early retirement benefits.

Benefits are payable on one of the bases described below.

Life-only annuity

A participant who is not married or married less than 12 months when payments begin and who does not elect an optional payment method will receive the full amount of the benefit in equal monthly installments for life. Payments begin on the first of the month following the retirement date. After death, no additional payments are made.

50% joint & survivor annuity

A participant who is married for at least 12 months when payments begin will receive the benefit as a 50% Joint & Survivor Annuity absent an election by the participant (and spousal consent) for an optional payment form. Under this option, a participant will receive a reduced monthly benefit for life. Thereafter, the participant's spouse receives a benefit equal to 50% of the monthly benefit the participant was receiving. If the spouse dies before the participant but after the participant begins receiving payments, the participant will continue to receive the same benefit amount for life and no additional payments are made after death. The participant's age at the date benefits commence, the beneficiary's age, and the percentage elected to continue after death affect the amount of the benefit received during the participant's lifetime.

100% (or 75% or 66⅔%) joint & survivor annuity

A participant will receive a reduced lifetime benefit under this option. The participant names a beneficiary and chooses the percentage of the benefit to continue to that individual after the participant's death. After death, the beneficiary receives the percentage of benefit elected (100%, 75% or 66⅔%) for life. If the spouse dies before the participant but after the participant begins receiving payments, the participant will continue to receive the same benefit amount for life and no additional payments are made after death. The participant's age at the date benefits commence, the beneficiary's age, and the percentage elected to continue after death affect the amount of the benefit received during the participant's lifetime.

Life & period certain annuity

A participant will receive a reduced lifetime benefit in equal monthly installments with payments guaranteed for at least the period of time elected (between one and 15 years) under this option. Payments continue for the rest of the participant's life even if he or she lives longer than the period of time elected. However, if the participant receives less than the guaranteed number of payments before death, the same monthly benefit continues to the beneficiary until the combined total equals the guaranteed number of installment payments to be made.

Full refund annuity

A participant will receive a reduced benefit for life, payable in equal monthly installments, under this option. If the participant dies before receiving the full guaranteed single lump sum value of his or her benefit, determined at the date of retirement, the balance will be paid to the participant's beneficiary in a single lump sum payment. In addition, payments will continue to be paid for the rest of the participant's life, even if the guaranteed lump sum value is exceeded.

Social Security equalization

This option allows a participant who retires early to receive an increased monthly payment from the Pension Plan until the participant is eligible for Social Security benefits. After Social Security benefits begin, the monthly payment from the Pension Plan is reduced. This option does not provide any survivor benefits and, therefore, no benefit is payable after death.

Lump sum payments

A participant may elect to receive their retirement benefit in a single lump sum calculated to be the actuarial equivalent value of the life-only annuity they would receive at age 65 or a deferred retirement date. If qualified for early retirement, the lump sum will be equal to the actuarial equivalent value of the life-only annuity, determined after application of the Early Retirement Factors described above, or the lump sum value of the age-65 pension, if greater.

Supplemental Pension Plan

Our Supplemental Pension Plan is a non-qualified defined benefit plan. Certain U.S.-based management and highly paid associates hired on or before December 31, 2021, who are participants in the Pension Plan, including Mr. Larsson, are eligible for benefits under our Supplemental Pension Plan. The Supplemental Pension Plan is closed to associates hired or rehired after December 31, 2021, including Mr. Coughlin and Ms. Serrano, and in 2023 the Company's Board of Directors approved changes to the plan to freeze additional future service benefits after June 30, 2024.

The Supplemental Pension Plan was created to provide deferred compensation to highly compensated individuals in an effort to promote continuity of management and increase incentive and personal interest in the welfare of the company on the part of those who are or may become primarily responsible for shaping and executing our long-range plans and securing our continued growth and financial success.

Our Supplemental Pension Plan is designed to work in conjunction with our Pension Plan. The pension benefit outlined in our Pension Plan is calculated as if there were no compensation limits under the Code. The maximum benefit allowable is paid out under the Pension Plan and the balance is paid out under the Supplemental Pension Plan.

A participant in our Supplemental Pension Plan will not have any vested interest in such portion of any benefit that accrues on or after January 1, 2007, unless the sum of the participant's attained age and credited vesting years equals or exceeds 65 and, while employed by us, the participant has reached age 50 and has completed at least ten credited vesting years. Five credited vesting years are required for any benefit that accrued prior to January 1, 2007. Mr. Larsson will become vested in the plan in 2029 if he remains employed by us. Ms. Fuller terminated prior to vesting in the plan.

As part of the enrollment process, a participant may elect for benefits to be paid following termination in one of the following four ways:

- in a lump sum within 60 days of termination of employment;
- in a lump sum deferred until January 1 of the year following termination of employment;
- in five equal annual installments commencing in January of the year following termination of employment; or
- in ten equal annual installments commencing in January of the year following termination of employment (applicable for benefit accruals beginning January 1, 2019).

Participants may change their benefit payment elections any time up to one year before the then-scheduled distribution date. In addition, for benefits that accrue on or after January 1, 2005, the new election must extend the commencement date of the benefit payment by at least five years from the then-scheduled distribution date.

Benefits under our Supplemental Pension Plan are unsecured and generally are payable from our general assets. Payments will be delayed if and to the extent that payment within six months of the termination of employment would result in the imposition of additional taxes on the participant pursuant to Section 409A of the Code. Payments delayed pursuant to Section 409A will accrue interest during the deferral period at a rate per annum equal to the 10-year Treasury bill rate in effect on the first business day of the plan year in which the deferral begins, and, if the deferral period extends beyond the close of the plan year, the interest rate for the remainder of the deferral period will equal the 10-year Treasury bill rate on the first business day of the following plan year.

Non-Qualified Deferred Compensation

Our sole non-qualified defined contribution deferred compensation plan is our Supplemental Savings Plan.

Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year[1] ($)	Aggregate Earnings in Last Fiscal Year[2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year[3] ($)
Stefan Larsson	193,703	110,922	170,345	–	940,932
Zachary J. Coughlin	53,072	62,764	20,373	–	181,173
Martijn Hagman	N/A	N/A	N/A	N/A	N/A
Eva Serrano	–	12,904	935	–	13,839
Julie A. Fuller	–	–	–	–	–

1 Amounts are reported in the Summary Compensation Table for 2023.

2 Amounts are not reported in the Summary Compensation Table.

3 The amounts shown include amounts that were reported in the Summary Compensation Table. The aggregate of the previously reported amounts is $494,000 for Mr. Larsson and $30,281 for Mr. Coughlin.

Supplemental Savings Plan

Our Supplemental Savings Plan ("SSP") is a non-qualified defined contribution plan that was designed to work in conjunction with our 401(k) plan to provide key executives and certain "highly compensated associates" (as defined under the Code) sufficient pre-tax retirement savings opportunities. The SSP is available to associates with a minimum base salary of $200,000 who are eligible for and participate in our 401(k) plan, including all our current U.S.-based Named Executive Officers.

Participants may elect a deferral rate of up to 75% of base pay for their contributions. Deferrals are directed first to a participant's 401(k) plan account up to the maximum amount of eligible contributions and pay permissible under the law. SSP contributions for the year do not begin until the maximum permitted contributions have been made under our 401(k) plan. Eligible pay under the SSP includes all pay categories eligible under our 401(k) plan, as well as bonus payouts, which cannot be deferred into the 401(k) plan for associates eligible to participate in the SSP. Participants may elect to defer up to 75% of bonus compensation only into their SSP accounts. For the SSP, PVH makes matching contributions equal to 100% of the first 1% of plan-eligible compensation contributed by a participant, and 50% of the next 5% of plan-eligible compensation contributed by the participant. For participants hired or rehired on or after January 1, 2022, and for all participants after the effective date of the Pension Plan freeze, the company makes an automatic contribution equal to 3.5% of compensation that exceeds the IRS annual compensation limit into the SSP, regardless of participation in the plans. The automatic contribution is made first into the 401(k) on compensation up to the IRS compensation limit, and then in the SSP on compensation over the limit. In addition, SSP-eligible associates receive the automatic contribution of 3.5% of their bonus compensation in the SSP. Associates not eligible to participate in the SSP receive the automatic contribution in our 401(k) plan for any bonus compensation.

The SSP is a nonqualified unfunded plan. For plan years prior to 2022, participant contributions and our matching contributions were not invested in actual securities or maintained in an independent trust for the exclusive benefit of plan participants. Instead, contributions to the SSP were retained as part of our general assets. Therefore, these benefits are dependent on our ability to pay them when they become due. For plan years after 2021, the company established a rabbi trust to hold and invest contributions made for the SSP. The assets of the rabbi trust are general assets of the company and, as such, would be subject to the claims of our creditors in the event of bankruptcy or insolvency.

Participant contributions, as well as our matching contributions, made before 2022 for participating NEOs, are measured against the 10-year Treasury bill. These contributions accrue interest based on the rate of return for 10-year Treasury bills, as established on the first business day of each calendar year. Participant contributions and company contributions made in 2022 and later may be measured against various investment options. Participants' accounts may appreciate and/or depreciate depending upon the performance of their investment choices.

A participant's before-tax contributions in the SSP are immediately fully vested. The company contributions vest after two years or, if earlier, when the participant reaches age 65, dies, or becomes totally and permanently disabled.

As part of the enrollment process, participants can elect to have their vested amount under the SSP distributed following termination in one of the following four ways:

· in a lump sum within 30 days of termination of employment;

· in a lump sum deferred until January 1 of the year following termination of employment;

· in five equal annual installments commencing in January of the year following termination of employment; or

· in ten equal annual installments commencing in January of the year following termination of employment (applicable for contributions made beginning January 1, 2019).

Payments will be delayed if and to the extent that payment within six months of the termination of employment would result in the imposition of additional taxes on the participant pursuant to Section 409A of the Code. For contributions made prior to 2022, payments delayed pursuant to Section 409A will accrue interest during the deferral period at a rate per annum equal to the 10-year Treasury bill rate in effect on the first business day of the plan year in which the deferral begins, and, if the deferral period extends beyond the close of the plan year, the interest rate for the remainder of the deferral period will equal the 10-year Treasury bill rate on the first business day of the following plan year. For contributions made in 2022 and later, payments delayed pursuant to Section 409A will be measured against the investment funds elected by the participant.

Potential Payments Upon Termination and Change in Control Provisions

We maintain certain agreements, plans, and programs that require us to provide compensation to our Named Executive Officers in the event of a termination of employment or a change in control. For more information, see "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" beginning on page 68.

The following tables disclose the potential payments upon termination of employment or change in control with respect to each NEO, other than Ms. Fuller, whose employment terminated on February 4, 2024. The assumptions used are set forth below the last table.

Stefan Larsson	Voluntary Termination at February 4, 2024	Retirement at February 4, 2024	Death at February 4, 2024	Disability at February 4, 2024	Termination Without Cause or for Good Reason at February 4, 2024	Termination for Cause at February 4, 2024	Termination Without Cause or for Good Reason Upon Change in Control at February 4, 2024[1]
Severance Value[2]	$0	$0	$0	$0	$7,800,000	$0	$7,800,000
Performance Incentive Bonus Plan[3]	0	0	0	0	0	0	0
Value of "in the money" unexercisable stock options[4]	0	0	5,248,221	5,248,221	0	0	5,248,221
Value of unvested restricted stock units[5]	0	0	10,189,123	10,189,123	0	0	10,189,123
Value of unvested performance share units[6]	0	0	10,417,030	9,272,302	9,272,302	0	10,417,030
Welfare benefits value[7]	0	0	0	0	50,688	0	50,688
Payout adjustment[8]	0	0	0	0	0	0	0
Total	**$0**	**$0**	**$25,854,374**	**$24,709,646**	**$17,122,990**	**$0**	**$33,705,062**

Zachary J. Coughlin	Voluntary Termination at February 4, 2024	Retirement at February 4, 2024	Death at February 4, 2024	Disability at February 4, 2024	Termination Without Cause or for Good Reason at February 4, 2024	Termination for Cause at February 4, 2024	Termination Without Cause or for Good Reason Upon Change in Control at February 4, 2024[1]
Severance Value[2]	$0	$0	$0	$0	$3,400,000	$0	$3,400,000
Performance Incentive Bonus Plan[3]	0	0	0	0	0	0	0
Value of "in the money" unexercisable stock options[4]	0	0	1,390,331	1,390,331	0	0	1,390,331
Value of unvested restricted stock units[5]	0	0	3,030,494	3,030,494	0	0	3,030,494
Value of unvested performance share units[6]	0	0	1,002,745	468,427	468,427	0	1,002,745
Welfare benefits value[7]	0	0	0	0	50,688	0	50,688
Payout adjustment[8]	0	0	0	0	0	0	0
Total	**$0**	**$0**	**$5,423,570**	**$4,889,252**	**$3,919,115**	**$0**	**$8,874,258**

Martijn Hagman	Voluntary Termination at February 4, 2024	Retirement at February 4, 2024	Death at February 4, 2024	Disability at February 4, 2024	Termination Without Cause or for Good Reason at February 4, 2024	Termination for Cause at February 4, 2024	Termination Without Cause or for Good Reason Upon Change in Control at February 4, 2024[1]
Severance Value[2,9]	$1,078,800	$0	$0	$909,359	$2,157,600	$0	$2,157,600
Performance Incentive Bonus Plan[3]	0	0	0	0	0	0	0
Value of "in the money" unexercisable stock options[4]	0	0	2,045,037	2,045,037	0	0	2,045,037
Value of unvested restricted stock units[5]	0	0	3,177,000	3,177,000	0	0	3,177,000
Value of unvested performance share units[6]	0	0	1,520,880	1,099,071	1,099,071	0	1,520,880
Welfare benefits value[7]	0	0	0	0	0	0	0
Payout adjustment[8]	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total	**$1,078,800**	**$0**	**$6,742,917**	**$7,230,467**	**$3,256,671**	**$0**	**$8,900,517**

Eva Serrano	Voluntary Termination at February 4, 2024	Retirement at February 4, 2024	Death at February 4, 2024	Disability at February 4, 2024	Termination Without Cause or for Good Reason at February 4, 2024	Termination for Cause at February 4, 2024	Termination Without Cause or for Good Reason Upon Change in Control at February 4, 2024[1]
Severance Value[2]	$0	$0	$0	$0	$3,400,000	$0	$3,400,000
Performance Incentive Bonus Plan[3]	0	0	0	0	0	0	0
Value of "in the money" unexercisable stock options[4]	0	0	0	0	0	0	0
Value of unvested restricted stock units[5]	0	0	1,810,990	1,810,990	0	0	1,810,990
Value of unvested performance share units[6]	0	0	242,897	0	0	0	242,897
Welfare benefits value[7]	0	0	0	0	45,564	0	45,564
Payout adjustment[8]	0	0	0	0	0	0	0
Total	**$0**	**$0**	**$2,053,887**	**$1,810,990**	**$3,445,564**	**$0**	**$5,499,451**

1   In the event of a change in control with no termination of employment in which the equity awards are not assumed by the acquirer, the NEO would be entitled to all amounts (if any) set forth in this column, except for the amounts set forth on the rows entitled Severance value and Welfare benefits value. In the event of a change in control with no termination of employment in which equity awards are assumed by the acquirer, the NEO would not be entitled to receive any of the amounts set forth in this column.

2   Severance is calculated in accordance with the applicable NEO's employment agreement and for termination without cause or for good reason, is equal to a multiple of the sum of the NEO's base salary plus an amount equal to the bonus that would be payable if target level performance were achieved. Additionally, if Mr. Hagman voluntarily resigns, he is entitled to receive his base salary for 12 months and in the event of his disability, Mr. Hagman is entitled to receive statutory payments under Dutch law. See pages 69-70 for applicable multiples and further detail.

3   A participant generally must be employed by PVH on the last day of the applicable performance cycle to remain eligible to receive a bonus under our Performance Incentive Bonus Plan. Therefore, if a termination of employment or change in control had occurred on February 4, 2024, each NEO would have been entitled to receive his or her actual bonus and the termination event or change in control would not have triggered a payment.

4   Represents the value of unexercisable "in the money" stock options outstanding as of February 4, 2024, the vesting of which would accelerate upon death, disability, a change in control or retirement. The value is equal to the difference between the closing price of our common stock on February 2, 2024, the last business day of 2023, and the per share exercise price of each stock option that would become exercisable, multiplied by the number of shares of our common stock receivable upon exercise.

5   Represents the value of unvested restricted stock units as of February 4, 2024, the vesting of which would accelerate upon death, disability, a termination of employment without cause or for good reason after a change in control, or retirement. The value is equal to the closing price of our common stock on February 2, 2024, the last business day of 2023, multiplied by the number of shares of our common stock receivable upon vesting.

6   Represents the payout levels (discussed below) of the unvested PSUs as of February 4, 2024 multiplied by the closing price of our common stock on February 2, 2024, the last business day of 2023. In the event of death or a change in control, the amounts are shown based on the amounts that would otherwise have been payable for the performance cycle if the target level of performance had been achieved, with the exception of the portion of the 2021 awards tied to the one-year EBIT measure. For such awards, the performance period has ended and maximum-level performance was achieved. As such, the amounts are shown based on actual performance. In the event of retirement, disability or termination without cause or for good reason, the amounts are shown based on actual performance as of February 4, 2024, as the actual performance for the entire performance period was not known as of February 4, 2024. In the event of (i) death, (ii) disability, (iii) change in control or (iv) termination without cause or for good reason for PSU awards granted in 2021, the amounts payable in respect of the PSU awards granted during 2021, 2022 and 2023 are prorated approximately 92%, 59% and 28% respectively, representing the portion of the relevant performance cycle actually worked by our NEOs as of February 4, 2024. In the event of a termination without cause or for good reason, no amounts are reflected for the PSU awards granted in 2023, as a participant whose employment is terminated before the first anniversary of grant will not receive a payout.

7   The amounts shown represent the cost of welfare benefits, including medical, dental, life and disability coverage, that our NEOs would have received under their employment agreements if their employment had been terminated without cause or for good reason on February 4, 2023. Such benefits are not receivable if their employment is terminated for any other reason. Those benefits would continue for two years.

8   If any of our US-based NEOs would become subject to the Federal excise tax on excess parachute payments under Section 4999 of the Code because of the amount of the termination payments following a change in control, then such termination payments would be reduced as necessary to maximize each NEO's respective after-tax termination payout. It is projected that none of the current NEOs would have had such payment reduction if a termination upon a change in control had occurred on February 4, 2024.

9   Potential severance payments upon termination for Mr. Hagman have been translated at the euro-to-U.S. dollar exchange rate of 1.0788, which was the closing rate on February 2, 2024, the last business day of 2023.

Ms. Fuller became entitled to receive severance pursuant to the provision of her employment agreement relating to termination of employment without "cause "or for "good reason." See the discussion under the heading "Employment Agreements" beginning on page 68. Set forth below are the aggregate amounts of the severance and other benefits paid or payable to her or on her behalf:

	Termination Without Cause or for Good Reason at February 4, 2024
Severance Value	$2,555,000
Value of unvested performance share units	511,762
Welfare benefits value	50,688
Legal advisory services	10,000
Total	**$3,127,450**

CEO Pay Ratio

We are required to provide the ratio for the annual total compensation paid to Mr. Larsson, the Chief Executive Officer in 2023, to the annual total compensation of our median associate, excluding Mr. Larsson's compensation. SEC rules permit us to use the same median associate identified in our pay ratio disclosure in 2023, subject to certain exceptions. In our case, the median associate had a significant change in circumstance and, as a result, we determined that it is not appropriate to use the same associate for this year's disclosure. We did not otherwise have a significant change in our associate population or compensation arrangements.

We selected November 5, 2023 as the determination date for identifying our median associate. As of that date, we had 30,578 associates, with 9,751 associates based in the United States and 20,827 associates located outside of the United States. Of these associates, approximately 27.5% worked in or were assigned to offices, approximately 64.5% worked in retail stores and approximately 8% worked in warehousing and distribution facilities. Approximately 44% of our workforce is part-time. Our use of seasonal workers is not significant to our overall population. We do not use a significant number of temporary associates.

Methodology

The methodology and the material assumptions, adjustments and estimates that we used to identify the median of the annual total compensation of all our associates, as well as to determine the annual total compensation of the median associate for purposes of this disclosure, were as follows:

- We identified the median associate by using the actual earnings of our full-time, part-time, seasonal and temporary associates, which consisted of cash compensation, as compiled from our payroll records.
- We measured associate earnings using the one-year period ended October 31, 2023.
- Compensation paid in foreign currencies was converted to U.S. dollars using the foreign exchange rate monthly average for November 2023.
- As permitted under SEC rules, we excluded all of our associates in Brazil (492), Turkey (488), Ireland (283), Ethiopia (5), New Zealand (194), Sri Lanka (29), and Norway (32) who were employed on November 5, 2023 and collectively constituted less than 5% of our total associate populations.
- After giving effect to the exclusion, 9,751 associates in the United States and 19,304 outside of the United States were considered to identify the median associate.

Calculation

We determined that our median associate was a part-time, hourly retail store sales associate who works in Arnhem, Netherlands. The 2023 annual total compensation for our median associate was $19,756. The 2023 annual total compensation as determined under Item 402 of Regulation S-K for our CEO was $15,613,904. The estimated ratio of our CEO's annual total compensation to our median associate's total compensation for 2023 is 790 to 1.

Pay Versus Performance Table

In accordance with SEC rules, the following table sets forth information with respect to how "compensation actually paid" ("CAP") to our NEOs aligns with company performance. CAP is an SEC-defined term that does not necessarily reflect the amounts ultimately realized by the NEOs or how the Compensation Committee views the link between company performance and NEO compensation. In addition, a significant portion of CAP relates to changes in fair value of unvested equity awards over the course of each year. Unvested equity awards remain subject to risk from forfeiture and vesting conditions and potential future declines in value based on changes in the price of our common stock. The ultimate values actually realized by our NEOs from unvested equity awards cannot be determined until the awards vest.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Value of initial fixed $100 investment based on[4]			
Year	Summary Compensation Table Total for CEO[1] ($)	Compensation Actually Paid to CEO[2] ($)	Average Summary Compensation Table Total for Other NEOs[1] ($)	Average Compensation Actually Paid to Other NEOs[3] ($)	PVH Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)	Net Income[5] ($ thousands)	Non-GAAP Earnings Before Interest and Taxes[6] ($ thousands)
2023	15,613,904	31,275,630	4,868,455	6,435,205	140.02	78.65	663,600	951,795
2022	12,139,075	9,531,057	3,912,972	3,363,964	101.26	89.13	200,400	908,543
2021	14,714,208	15,456,925	5,199,568	3,543,319	106.89	96.33	952,300	983,494
2020	16,408,935	23,367,109	5,145,906	6,901,803	97.92	97.80	(1,136,100)	(37,145)

1 Column (b) contains compensation amounts reported in the "Total" column of the Summary Compensation Table ("SCT") for Mr. Larsson, our current Chief Executive Officer, in 2021, 2022, and 2023, and for our former Chief Executive Officer, Emanuel Chirico, in 2020. Column (d) contains the average of the compensation amounts reported in the "Total" column of the SCT for our NEOs other than our Chief Executive Officer ("Other NEOs") for each of the years listed. The Other NEOs are as follows:

   • 2023: Messrs. Coughlin and Hagman, and Mses. Serrano and Fuller;

   • 2022: Messrs. Coughlin and Hagman, Ms. Fuller, James W. Holmes, previously our interim CFO and current Executive Vice President and Controller, Mark D. Fischer, Executive Vice President, General Counsel and Secretary, and Patricia Donnelley, our former CEO PVH Americas and CK Global;

   • 2021: Messrs. Holmes and Hagman, Mses. Fuller and Donnelly, Michael A. Shaffer, our former Chief Operating & Financial Officer, and Cheryl Abel-Hodges, our former Chief Executive Officer, Calvin Klein;

   • 2020: Mr. Larsson (when he served as our President), Messrs. Hagman and Shaffer, and Ms. Abel-Hodges.

2 Compensation actually paid to our CEOs in each of the years listed reflects the respective amounts set forth in column (b) of the table above, adjusted in accordance with SEC rules. The adjustments for 2023 are set forth in the table below. The dollar amounts in column (b) of the table above do not reflect the actual amount of compensation earned by or paid to our CEO during the applicable year.

   Adjustments to determine CAP to the Chief Executive Officer for 2023:

	2023
Summary Compensation Table Column	$15,613,904
Subtract aggregate change in the actuarial present value of accumulated benefit under pension plans reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the SCT	(274,671)
Add service cost (actuarially determined for services rendered during the covered year) of pension plans	145,856
Subtract amounts reported under the "Stock Awards" column in the SCT	(8,880,455)
Subtract amounts reported under the "Option Awards" column in the SCT	(2,221,317)
Add the fair value of awards granted during the covered year that remain unvested as of covered year end*	20,945,885
Add (subtract) the change in fair value of awards granted in any prior year that were outstanding and unvested as of the covered year end*	6,713,421
Add (subtract) the change in fair value of awards granted in any prior year that vested during the covered year*	(766,993)
Compensation Actually Paid to CEO	$31,275,630

* The fair values of our stock options are estimated as of each measurement date using the Black-Scholes-Merton option valuation model, using assumptions adjusted for moneyness at the time of each measurement date. The fair values of our RSUs are equal to the closing price of our common stock on each measurement date. The fair values of our market-based PSUs are estimated as of each measurement date using the Monte Carlo simulation model, using assumptions updated for each measurement date. The fair values of our non-market-based PSUs are equal to the closing price of our common stock on each measurement date, reduced for the present value of any dividends expected to be paid on our common stock, as these contingently issuable PSUs do not accrue dividends. Changes in fair value of awards granted in any prior year are measured by comparing fair value as of the end of the covered year (for awards unvested as of the covered year-end) or at vesting (for awards that vested during the covered year) to the fair value as of the end of the prior year.

3 Compensation actually paid to our Other NEOs in each of the years listed reflects the respective amounts set forth in column (d) of the table above, adjusted in accordance with SEC rules. The adjustments for 2023 are set forth in the table below. The dollar amounts in column (d) of the table above do not reflect the actual amount of compensation earned by or paid to our Other NEOs during the applicable year.

Adjustments to determine CAP to Other NEOs for 2023:

	2023
Average SCT Total for Other NEOs	$4,868,455
Add the service cost (actuarially determined for services rendered during the covered year) of pension plans	12,524
Subtract amounts reported under the "Stock Awards" column in the SCT	(2,145,448)
Subtract amounts reported under the "Option Awards" column in the SCT	(381,449)
Add the fair value of awards granted during the covered year that remain unvested as of covered year end*	3,750,507
Add (subtract) the change in fair value of awards granted in any prior year that were outstanding and unvested as of the covered year end*	687,759
Add the fair value of awards granted and vested during the covered year*	148,711
Add (subtract) the change in fair value of awards granted in any prior year that vested during the covered year*	(82,462)
Subtract the fair value of awards granted in any prior year that were forfeited during the covered year*	(423,392)
Average Compensation Actually Paid to Other NEOs	$6,435,205

* The fair values of our stock options are estimated as of each measurement date using the Black-Scholes-Merton option valuation model, using assumptions adjusted for moneyness at the time of each measurement date. The fair values of our RSUs are equal to the closing price of our common stock on each measurement date. The fair values of our market-based PSUs are estimated as of each measurement date using the Monte Carlo simulation model, using assumptions updated for each measurement date. The fair values of our non-market-based PSUs are equal to the closing price of our common stock on each measurement date, reduced for the present value of any dividends expected to be paid on our common stock, as these contingently issuable PSUs do not accrue dividends. Changes in fair value of awards granted in any prior year are measured by comparing fair value as of the end of the covered year (for awards unvested as of the covered year-end) or at vesting (for awards that vested during the covered year) to the fair value as of the end of the prior year.

4 For peer group TSR in 2020 and 2021, we utilized the S&P 500 Apparel, Accessories & Luxury Index. We are no longer included in the S&P 500 Apparel, Accessories & Luxury Goods Index as of 2022 and, as a result, no longer use it as our industry peer group. We are now in the S&P 1500 Apparel, Accessories & Luxury Goods Index (the "New Index"), which we utilized for our 2023 and 2022 peer group TSR and in the stock performance graph required by Item 201(e) of Regulation S-K. The New Index TSR amounts for 2020 and 2021 are $101.06 and $105.40, respectively. TSR assumes an initial investment of $100 in our common stock on February 2, 2020, and reinvestment of dividends. A hypothetical $100 investment in the New Index using the same methodology is shown for comparison.

5 Reflects Net Income in the company's Consolidated Statements of Operations included in the company's Annual Report on Form 10-K for the applicable fiscal year.

6 The company-selected financial measure is EBIT on a non-GAAP basis. We calculate our EBIT on a non-GAAP basis by starting with our GAAP results and then apply a list of adjustments and exclusions approved by the Compensation Committee when it makes performance-based awards. *See* reconciliations on Exhibit A.

Pay Versus Performance: Most Important Measures

In the company's assessment, the following chart lists the most important financial performance measures we use to link compensation actually paid to the NEOs, as determined in accordance with SEC rules, to company performance for 2023. The Compensation Discussion & Analysis discusses the ways we use these measures in our NEO compensation program and how they are important to and linked with our performance.

Most Important Financial Performance Measures
Earnings Before Interest and Taxes
Relative Total Shareholder Return
Revenue
Return on Invested Capital

Relationship between Compensation Actually Paid and Performance Measures

The following charts describe the relationships between CAP and the company's financial performance as measured by our cumulative TSR, net income, and EBIT, which is the measure we have designated as our "company selected metric" under SEC rules, as well as the relationship between our TSR and peer group TSR. EBIT results are calculated on a non-GAAP basis, as described above in this section.

PVH TSR vs. Peer Group TSR vs. CAP



PVH Net Income vs. CAP



PVH Non-GAAP EBIT vs. CAP



Equity Compensation Plan Information

The following table provides information as of February 4, 2024, with respect to shares of our common stock that may be issued under our Stock Incentive Plan, our sole equity compensation plan, which was approved by our stockholders. We have no equity compensation plans that were not approved by our stockholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	2,122,713[1]	28.57[2]	5,095,555
Equity Compensation Plans Not Approved by Security Holders	–	–	–
Total	2,122,713	28.57	5,095,555

1   Consists of (a) 1,175,217 shares of common stock underlying restricted stock units, (b) 434,621 shares of common stock underlying performance share units and (c) 512,875 shares of common stock underlying stock options.

2   The weighted average exercise price does not take into account performance shares, but does include restricted stock units. Excluding the restricted stock units, which have no exercise price, the weighted average exercise price is $94.05.

Proposal 3
Ratification of the Appointment of Auditors

As a matter of good corporate governance, the Board of Directors is asking stockholders to ratify the selection of the independent auditor even though such ratification is not required. If our stockholders disapprove of the selection, the Board will ask the Audit & Risk Management Committee to reconsider the selection for the fiscal year ending February 1, 2026, as it would be impracticable to replace our auditors so late in our current fiscal year.

The Audit & Risk Management Committee is directly responsible for the appointment, compensation and oversight of the work of the independent auditor. The Committee has selected Ernst & Young LLP as our independent auditors for the fiscal year ending February 2, 2025. Ernst & Young or one of its predecessors has served continuously as our auditors since 1938. The Committee Chair is actively involved and consults with other members of the Committee regarding the appointment of Ernst & Young's lead engagement partner. The Audit & Risk Management Committee evaluated Ernst & Young's institutional knowledge and experience, quality of service, sufficiency of resources, and quality of the team's communications and interactions, as well as the teams' objectivity and professionalism. As a result, the Committee and the Board believe the continued retention of Ernst & Young to serve as our auditors is in the best interests of PVH and our stockholders.

We expect representatives of Ernst & Young to attend the meeting. Those individuals will have the opportunity to make a statement if they wish and will be available to respond to appropriate questions from stockholders.



The Board of Directors recommends a vote FOR the ratification of the appointment of the auditors.

Proxies received in response to this solicitation will be voted FOR this proposal unless the stockholder specifies otherwise.

Fees Paid to Auditors

The following table sets forth the aggregate fees billed by Ernst & Young LLP, the member firms of Ernst & Young LLP, and their respective affiliates for professional services rendered to us for the audit of our annual financial statements for the fiscal years ended February 4, 2024, and January 29, 2023, for the reviews of the financial statements included in our Quarterly Reports on Form 10-Q filed during those years, and for other services rendered on our behalf during those fiscal years. All such fees were pre-approved by the Audit & Risk Management Committee.

	2023 ($)	2022 ($)
Audit Fees[1]	8,413,000	7,610,000
Audit-Related Fees[2]	133,950	151,000
Tax Fees[3]	1,674,000	2,214,000
All Other Fees[4]	190,000	—

1   Consists of fees for professional services performed for the audit of our annual financial statements, the audit of internal control over financial reporting in conjunction with the audit of our annual consolidated financial statements, and reviews of financial statements included in our Quarterly Reports on Form 10-Q. Audit fees also include services that are normally provided in connection with statutory filing requirements and fees that are related to accounting consultations concerning financial accounting and reporting standards.

2   Includes fees that are related to certain attestation services related to financial reporting.

3   Includes fees for services to assist us in the preparation of our tax returns and for the provision of tax advice. Such fees include tax compliance fees of $493,000 in 2023 and $473,000 in 2022.

4   Includes fees for services other than those reported in the other three categories. Such fees include an assessment of our cybersecurity program in 2023.

The Audit & Risk Management Committee's charter requires it to pre-approve at its meetings all audit and non-audit services provided by our outside auditors. The charter permits the Committee to delegate to any one or more of its members the authority to grant such pre-approvals. Any such delegation of authority may be subject to any rules or limitations the members deem appropriate. A member's decision to pre-approve any services using such delegated authority must be presented to the full Committee at its next meeting.

Audit Committee Report

PVH management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. The independent auditors audit the financial statements and express an opinion on the financial statements based on their audit. The Audit & Risk Management Committee is directly responsible for the appointment, compensation and oversight of the independent auditors, and reviews PVH's financial reporting process on behalf of the Board of Directors.

The Audit & Risk Management Committee, in evaluating and selecting the independent auditors, considers, among other things, external data on the audit quality of the audit firm, including recent Public Company Accounting Oversight Board ("PCAOB") reports; the audit firm's industry experience, capabilities, and approach in handling the breadth and complexity of PVH's global operations; the quality and consistency of the audit firm's personnel and communication; the appropriateness of the audit firm's fees; and the independence and objectivity of the audit firm.

As part of its oversight of PVH's financial statements and reporting process, the Committee has met and held discussions with management, internal auditing staff and Ernst & Young LLP, the independent auditors. Management represented to the Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Committee has reviewed and discussed the audited consolidated financial statements with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

In addition, the Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent auditors' communications with the Committee concerning independence, and has discussed with the independent auditors the auditors' independence from PVH and PVH management. The Committee also has considered whether the independent auditors' provision of non-audit services to PVH is compatible with the auditors' independence.

The Committee discussed with the internal and independent auditors the overall scope and plans for their respective audits. It meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of PVH's internal controls, and the overall quality of PVH's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board that the audited consolidated financial statements be included in PVH's Annual Report on Form 10-K for the year ended February 4, 2024, as filed with the SEC. The Committee also has recommended stockholder ratification of the selection of the independent auditors.

The members of the Committee reviewed and met with management and the independent auditors on a quarterly basis to discuss PVH's earnings releases and, as applicable, PVH's Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The Committee also reviews and, when needed, meets to discuss earnings guidance issued other than in quarterly earnings releases.

Audit & Risk Management Committee
Brent Callinicos, Chair
Ajay Bhalla
Amy McPherson

Security Ownership of Certain Beneficial Owners and Management

5% Stockholders

The following table presents certain information with respect to the persons who are known by us to be the beneficial owners of more than five percent of our common stock as of the record date for the meeting.

The persons listed below have advised us that they have sole voting and investment power with respect to the shares listed as owned by them, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class
FMR LLC[1] 245 Summer Street Boston, MA 02210	7,671,722	13.6
PZENA Investment Management, LLC[2] 320 Park Avenue, 8th Floor New York, NY 10022	6,405,172	11.3
The Vanguard Group[3] 100 Vanguard Blvd. Malvern, PA 19355	6,123,515	10.8
Blackrock, Inc.[4] 50 Hudson Yards New York, NY 10001	5,428,909	9.6
Dimensional Fund Advisors LP[5] 6300 Bee Cave Road, Building One Austin, TX 78746	3,069,582	5.4

1   FMR LLC, a parent holding company or control person in accordance with Exchange Act Rule 13d-1(b)(1)(ii)(G), is the beneficial owner of 7,671,722 shares of our common stock, including 7,555,120 shares with respect to which it has sole voting power and as to all 7,671,722 shares of which it has sole dispositive power. Abigail P. Johnson, a Director, the Chairman and the Chief Executive Officer of FMR LLC, has the sole power to dispose of these 7,671,722 shares. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The above ownership reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). The following entities own shares included in the above ownership: FIAM LLC, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940; Fidelity Institutional Asset Management Trust Company, a bank as defined in Section 3(a)(6) of the Exchange Act; Fidelity Management & Research Company LLC, an investment advisor registered under Section 203 of the Investment Advisers Act of 1940; Fidelity Management Trust Company, a bank as defined in Section 3(a)(6) of the Exchange Act; and Strategic Advisers, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The above ownership does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with SEC Release No. 34-39538 (January 12, 1998). Information (other than percentage ownership) reported on the table and in this footnote is as of December 31, 2023, and is based on the Statement of Beneficial Ownership on Schedule 13G/A filed by FMR LLC on February 9, 2024, with the SEC.

2   Pzena Investment Management, LLC ("Pzena"), an investment adviser registered under section 203 of the Investment Advisers Act, may be deemed the beneficial owner of 6,405,172 shares of our common stock, including 4,963,663 shares with respect to which it has sole voting power and as to all 6,405,172 of which it has sole dispositive power. Information (other than percentage ownership) reported on the table and in this footnote is as of December 31, 2023, and is based on the Statement of Beneficial Ownership on Schedule 13G filed by Pzena on February 7, 2024, with the SEC.

3   The Vanguard Group, Inc. ("Vanguard"), an investment adviser in accordance with Exchange Act Rule 13d-1(b)(1)(ii)(E), may be deemed the beneficial owner of 6,123,515 shares of our common stock, including 31,856 shares with respect to which it has shared voting power, 6,027,733 shares of which it has sole dispositive power, and 95,782 shares of which it has shared dispositive power. Information (other than percentage ownership) reported on the table and in this footnote is as of December 31, 2023, and is based on the Statement of Beneficial Ownership on Schedule 13G/A filed by Vanguard on February 13, 2024, with the SEC.

4   BlackRock, Inc., a parent holding company or control person in accordance with Exchange Act Rule 13d-1(b)(1)(ii)(G), may be deemed the beneficial owner of 5,428,909 shares of our common stock, including 5,271,502 shares with respect to which it has sole voting power and as to all 5,428,909 shares of which it has sole dispositive power. The following entities own shares included in the above ownership: BlackRock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Fund Advisors; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; and BlackRock Fund Managers Ltd. Information (other than percentage ownership) reported on the table and in this footnote is as of December 31, 2023, and is based on the Statement of Beneficial Ownership on Schedule 13G/A filed by BlackRock, Inc. on January 24, 2024, with the SEC.

5   Dimensional Fund Advisors LP ("Dimensional"), an investment adviser in accordance with Exchange Act Rule 13d-1(b)(1)(ii)(E), may be deemed the beneficial owner of 3,069,582 shares of our common stock, including 3,030,515 shares with respect to which it has sole voting power and as to all 3,069,582 shares of which it has sole dispositive power. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager or sub-adviser to certain other commingled funds, group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, Dimensional or its subsidiaries (collectively, the "Dimensional Entities") may possess voting and/or investment power over the securities of the company that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the company held by the Funds. However, all securities reported by Dimensional are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. Information (other than percentage ownership) reported on the table and in this footnote is as of December 31, 2023, and is based on the Statement of Beneficial Ownership on Schedule 13G filed by Dimensional on February 9, 2024, with the SEC.

Directors, Nominees for Director, and Executive Officers

The following table presents certain information with respect to the number of shares of our common stock beneficially owned as of the record date by the following individuals:

- Each of our directors
- Each of the nominees for director
- Our Named Executive Officers
- Our directors, the nominees for director, and our executive officers, as a group

Each of the individuals named below has sole voting and investment power with respect to the shares listed as owned by him or her except as otherwise indicated below.

	Amount Beneficially Owned[1]	Percent of Class
Ajay Bhalla	2,187	*
Michael M. Calbert	76,779[2]	*
Brent Callinicos	17,555	*
George Cheeks	6,769	*
Zachary J. Coughlin	28,000	*
Julie A. Fuller	7,133	*
Martijn Hagman	51,163	*
Stefan Larsson	289,041	*
G. Penny McIntyre	17,391	*
Amy McPherson	13,698	*
Allison Peterson	6,769	*
Eva Serrano	3,719	*
Amanda Sourry	13,698	*
All Directors, Nominees for Director and Executive Officers as a Group (15 People)	549,657	1.0

*   Less than 1% of class.

1   The figures in the table are based upon information furnished to us by our directors, nominees for director, and executive officers and upon our records. The figures include the shares held for the benefit of our executive officers in a trust for the PVH Stock Fund. The PVH Stock Fund is one of the investment options under our 401(k) plan. Participants in our 401(k) plan who make investments in the PVH Stock Fund may direct the vote of shares of common stock held for their benefit in the trust for the PVH Stock Fund.

2   Includes an aggregate of 65,700 shares held by trusts for the benefit of Mr. Calbert and his wife (42,000 shares) and trusts for each of his three children (7,900 shares each).

As of the record date, our directors, nominees for director and executive officers as a group have the right to cast votes equal to 708 shares (rounded to the nearest full share) held in the trust for the PVH Stock Fund.

The Trustee of the trust for the PVH Stock Fund has the right to vote shares in the trust that are unvoted as of two days prior to the meeting in the same proportion as the vote by all other participants in our 401(k) plan who have cast votes with respect to their investment in the Fund. The committee that administers our 401(k) plan makes all decisions regarding the disposition of common stock held in the trust for the Fund, other than the limited right of a participant to receive a distribution of shares held for his or her benefit. As such, the committee may be deemed to be a beneficial owner of the common stock held in the trust. Mr. Coughlin and an executive officer who is not an NEO are two of the three members of that committee. The figures in the table do not include shares in the trust for the Fund to the extent that, as members of the committee, they may be deemed to have beneficial ownership of such shares. There were 266,045 shares of common stock (0.5% of the outstanding shares) held in the trust as of the record date.

The table also includes the following shares that each of the individuals and the group listed on the table have the right to acquire within 60 days of the record date upon the exercise of stock options granted to them: Zachary J. Coughlin, 14,750 shares; Julie A. Fuller, 5,200 shares; Martijn Hagman, 23,525 shares; Stefan Larsson, 185,400 shares; and all of our directors, nominees for director and executive officers as a group, 223,675 shares.

The table also includes the following shares of common stock that are subject to restricted stock unit awards made to the individuals and as a group, the restrictions on which will lapse within 60 days of the record date: Ajay Bhalla, 2,187 shares; Brent Callinicos, 2,187 shares; George Cheeks, 2,187 shares; Zachary J. Coughlin, 5,282 shares; Martijn Hagman, 99 shares; Amy McPherson, 2,187 shares; Allison Peterson, 2,187 shares; Amanda Sourry, 2,187 shares; and all of our directors, nominees for director and executive officers as a group, 18,996 shares.

The table also includes the following shares of common stock that are subject to time-vested restricted stock unit awards made to directors with respect to which the named directors have deferred vesting and receipt, principally until the date on which the director separates from service as a director (but in some cases to a date not within 60 days of the record date): Michael M. Calbert, 4,617 shares; G. Penny McIntyre, 16,391 shares; and all of our directors, nominees for director and executive officers as a group, 21,008 shares.

The table also includes the following shares of common stock that are subject to unvested performance share unit awards made to the individuals and as a group, which will vest within 60 days of the record date: Julie Fuller, 1,933 shares; Martijn Hagman, 2,452 shares; Stefan Larsson, 30,584 shares; and all of our directors, nominees for directors and executive officers as a group, 33,036 shares.

The table does not include the following shares of common stock that were received on May 7, 2024, as payouts of performance share unit awards for the three-year performance cycle ended May 2, 2024, after prescribed performance criteria were satisfied (*see* pages 74-75): Julie Fuller, 914 shares; Martijn Hagman, 1,160 shares; Stefan Larsson, 14,461 shares; and all of our directors, nominees for director and executive officers as a group, 15,621 shares.

General Information About the Annual Meeting

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of PVH Corp. to be used at the Annual Meeting of Stockholders on Thursday, June 20, 2024, and at any adjournment or postponement thereof.

Our principal executive offices are located at 285 Madison Avenue, New York, New York 10017.

"Green" Initiative

Pursuant to SEC rules, we are furnishing this Proxy Statement and our Annual Report on Form 10-K for our fiscal year ended February 4, 2024, excluding the exhibits (which we refer to as the "proxy materials"), to our stockholders via the Internet instead of mailing printed copies. This process gives our stockholders quicker access to the proxy materials, reduces the costs of printing and mailing the proxy materials, and lessens the environmental impact of our Annual Meeting. Accordingly, on or around May 10, 2024, we began sending to our stockholders a Notice Regarding the Availability of Proxy Materials ("Notice"). If you received a Notice, you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access the proxy materials online, how to request a printed set of proxy materials, and how to vote your shares.

If you received a printed copy of the Notice but would like to enroll in our electronic delivery service, you may do so at any time by going to www.proxyconsent.com/pvh and following the enrollment instructions. If you hold your shares in a bank or brokerage account, please check the information in the proxy materials provided to you by your bank or broker to determine if you can receive these documents electronically in the future.

If you receive more than one copy of the Notice at the same address (perhaps because you share that address with another stockholder), you can opt to save us the cost of mailing duplicates by participating in what is known as "householding." To opt into householding, or if you no longer wish to participate in householding and would prefer to receive a separate Notice or set of proxy materials, please send your written request, with account information, to the Secretary of PVH at the address shown above.

Who Can Vote

Common stockholders of record at the close of business on April 22, 2024, the record date for the meeting, will be entitled to one vote for each share of our common stock then held. As of the record date, there were 56,611,347 shares of common stock outstanding.

Who Can Attend

Attendance at the meeting will be limited to holders of record as of the record date of our common stock or their proxies, beneficial owners, and invited guests of PVH.

How to Attend

Our Annual Meeting will be "virtual" — conducted exclusively online via live webcast. You will be able during the virtual meeting to vote your shares electronically, submit questions, and view the list of stockholders entitled to vote at the meeting if you register in advance by following the directions below.

The Annual Meeting live webcast will begin promptly at 8:45 a.m., EDT, on June 20, 2024. Online check-in will begin promptly at 8:30 a.m., EDT, and you should allow ample time for the online check-in procedures. Virtual attendance at our Annual Meeting constitutes presence in person for purposes of a quorum at the meeting.

Stockholders of Record: Holders of record can participate in the virtual meeting by registering at www.proxydocs.com/pvh. After registering, you will receive a confirmation email and a second email approximately one hour prior to the start of the meeting with a unique link to the virtual meeting.

Beneficial Owners: If you hold shares in a bank or brokerage account, you must obtain a legal proxy and a control number from your brokerage firm to attend the meeting. To access the site with a control number, visit www.proxydocs.com/brokers/pvh.

After you register using the control number, you will receive a confirmation email and a second email approximately one hour prior to the start of the meeting with a unique link to the virtual meeting.

Technical Assistance

If you want to confirm in advance that you are able to access the meeting, or if you experience technical difficulties during the check-in process or during the meeting, you can get technical support beginning at 9:00 a.m. CDT on May 13, 2024, through the conclusion of the meeting by contacting EQ Shareowner Services at 1-800-469-9716.

How to Vote

By Internet and telephone: If you are a record owner, you may vote your proxy on the Internet at www.proxydocs.com/pvh. To vote by telephone in the U.S. or Canada, dial toll-free 1-866-883-3382.

By written proxy: If you are a record owner, you can mark, sign and date your proxy card and return it in the postage-paid envelope provided. If you received a Notice or the proxy materials electronically, you may request a proxy card by following the instructions on the Notice.

At the virtual meeting: If you are a record owner, you may vote electronically during the meeting by following the instructions at www.proxydocs.com/pvh.

If you hold your shares in a bank or brokerage account, you will receive instructions on how you may vote from your bank or broker.

How We Will Treat Incomplete Proxies

The shares represented by any proxy solicited by the Board of Directors will be voted in accordance with the stockholder's directions unless the proxy is revoked. If we receive a valid submitted proxy card or an electronic ballot that doesn't include voting instructions for one or all of the proposals, we will vote the shares represented FOR each of the director nominees in Proposal 1 and FOR Proposals 2 and 3.

How to Change Your Vote or Revoke Your Proxy

If you are a stockholder of record, you may revoke your proxy or change your vote before the meeting by sending a written revocation to the Secretary of PVH, or by granting a new proxy bearing a later date (which automatically revokes the earlier proxy). You may change your vote by voting online during the meeting (until the polls close), but you may not revoke a previously submitted proxy once the meeting begins. If you intend to revoke your proxy by providing written notice to the Secretary, please email a copy of your notice to CorporateSecretary@pvh.com. If you are a beneficial owner and you wish to change your vote or revoke your proxy, please contact your bank, brokerage firm or other custodian, nominee, or fiduciary. Shares represented by proxies will be voted at the meeting unless revoked.

Stockholder List

Any stockholder as of the record date who has a purpose germane to the meeting may view a complete list of stockholders entitled to vote at the meeting during the ten-day period before the meeting. To request access to the stockholder list, send an email to CorporateSecretary@pvh.com, stating the purpose of the request and providing proof of ownership of our common stock.

How to Submit Questions

Prior to the meeting, stockholders as of the record date may submit written questions via www.proxydocs.com/pvh. During the meeting, stockholders may submit questions in real-time by accessing the virtual meeting site at www.proxydocs.com/pvh. We will try to answer as many questions as time permits. However, we reserve the right to edit profanity or other inappropriate language, or to exclude questions that are not pertinent to meeting matters, are otherwise inappropriate, or fail to comply with the meeting rules of conduct. If we receive substantially similar questions, we will group them together and provide a single response to avoid repetition.

Abstentions and Broker Non-Votes

A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. Banks, brokers and other nominees have discretionary voting power only with respect to the ratification of the appointment of our auditor.

Abstentions and broker non-votes will be included in the determination of the number of shares present at the meeting for quorum purposes.

Required Vote for Each Proposal

The table below shows the voting requirement for each proposal to be presented at the Annual Meeting.

Proposal	Board recommendation	Vote required to pass	Effect of abstentions	Effect of broker non-votes
Election of directors	FOR each nominee	Majority of votes cast	No effect	No effect
Advisory vote on executive compensation	FOR	Majority of shares present and entitled to vote on this matter	Same effect as a vote AGAINST	No effect
Ratification of Ernst & Young LLP as our independent auditor for fiscal year 2024	FOR	Majority of shares present and entitled to vote on this matter	Same effect as a vote AGAINST	No effect/not applicable

Other Matters Presented at the Annual Meeting

In accordance with the requirements of advance notice described in our By-Laws, no stockholder nominations or stockholder proposals other than those included in this Proxy Statement will be presented at the Annual Meeting. The Board of Directors does not intend to present any matter of business at the meeting other than those described in this Proxy Statement. However, if other matters properly come before the meeting, the individuals named in the enclosed form of proxy will vote any proxies in accordance with their judgment.

Stockholder Proposals for the 2025 Annual Meeting

If you wish to present a proposal at our 2025 Annual Meeting of Stockholders and want that proposal included in our Proxy Statement, we must receive the requisite information on or before January 10, 2025.

Director Nominations for Inclusion in 2025 Proxy Statement

If you wish to nominate a person for election as a director at our 2025 Annual Meeting of Stockholders and want the nominee included in our Proxy Statement pursuant to the proxy access provisions of our By-Laws, we must receive notice between December 11, 2024, and January 10, 2025. The notice must contain the information required by our By-Laws.

Other Stockholder Proposals

If you intend to present a proposal or nominate a person for election as a director at our 2025 Annual Meeting of Stockholders other than as described above, you must comply with the requirements set forth in our By-Laws. Our By-Laws require, among other things, that we receive written notice of the intent to present a proposal or nomination between the close of business on February 20, 2025, and the close of business on March 22, 2025. The notice must contain the information required by our By-Laws.

In addition to satisfying the foregoing requirements under our By-Laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must also comply with the additional requirements of Rule 14a-19 under the Exchange Act.

Costs of This Proxy Solicitation

We will bear the cost of preparing, assembling and mailing the enclosed form of proxy, this Proxy Statement and other material that may be sent to stockholders in connection herewith.

Solicitation may be made by mail, telephone, or in-person. We may reimburse persons holding shares in their names or in the names of nominees for their expense in sending proxies and proxy materials to their principals. In addition, D.F. King & Co., Inc. will aid in the solicitation of proxies for a fee of $9,500 plus expenses.

Interests of Certain Persons in Matters to Be Acted Upon

No director or executive officer of PVH who has served at any time since the beginning of the 2023 fiscal year, and no nominee for election as a director, or any of their respective associates, has any substantial interest, direct or indirect, in any matter to be acted upon at the Annual Meeting other than the interests held by such persons through their respective beneficial ownership of the shares of our capital stock set forth above in the section entitled "Security Ownership of Certain Beneficial Owners and Management."

Mark D. Fischer
Secretary
New York, New York
May 10, 2024

Exhibit A

GAAP to Non-GAAP Reconciliations

(Dollars and shares in millions, except per share data)

2023	GAAP	Adjustments[1]	Non-GAAP	Foreign Exchange Impact	Constant Currency
Revenue – Consolidated	$9,218			$(66)	$9,152
Tommy Hilfiger North America	1,372				
Tommy Hilfiger International	3,453			(56)	3,397
Tommy Hilfiger	4,825			(51)	4,774
Calvin Klein North America	1,325				
Calvin Klein International	2,590			(20)	2,570
Calvin Klein	3,915			(16)	3,899
Heritage Brands	479				
Earnings Before Interest and Taxes ("EBIT")	$929	$(2)	$931		
Net Income per Common Share Calculation					
Net Income	$664	$5	$659		
Total Shares for Diluted Net Income per Common Share	62		62		
Diluted Net Income per Common Share ("EPS")	$10.76		$10.68		

2022	GAAP	Adjustments[2]	Non-GAAP	Foreign Exchange Impact	Constant Currency
Revenue – Consolidated	$9,024				
Tommy Hilfiger North America	1,293				
Tommy Hilfiger International	3,365				
Tommy Hilfiger	4,657				
Calvin Klein North America	1,430				
Calvin Klein International	2,353				
Calvin Klein	3,783				
Heritage Brands	583				
Earnings Before Interest and Taxes	$471	$(386)	$857		
Net Income per Common Share Calculation					
Net Income	$200	$(393)	$594		
Total Shares for Diluted Net Income per Common Share	66		66		
Diluted Net Income per Common Share	$3.03		$8.97		

1 Adjustments for 2023 represent the elimination of (i) the gain recorded in connection with the sale of our Heritage Brands women's intimates business (the "Heritage Brands intimates transaction"), which includes a gain on the sale, less costs to sell; (ii) the costs related to the Heritage Brands intimates transaction, consisting of severance and other termination benefits; (iii) the costs related to actions taken under the plans announced in August 2022 to reduce people costs in our global offices by approximately 10% by the end of 2023, (the "2022 cost savings initiative"), consisting principally of severance; (iv) the recognized actuarial gain on retirement plans; and (v) the tax effects associated with the foregoing pre-tax items.

2 Adjustments for 2022 represent the elimination of (i) the net costs incurred in connection with our decision to exit from our retail business in Russia and the cessation of our wholesale operations in Russia and Belarus (the "Russia business exit"), consisting of noncash asset impairments, contract termination and other costs, and severance, partially offset by a gain on contract terminations; (ii) the gain recorded in connection with the sale of our equity investment in Karl Lagerfeld Holding B.V. (the "Karl Lagerfeld transaction"); (iii) the noncash goodwill impairment charge, which was non-operational and driven by a significant increase in discount rates; (iv) the restructuring costs related to the 2022 cost savings initiative, consisting of severance; (v) the recognized actuarial gain on retirement plans; and (vi) the tax effects associated with the foregoing pre-tax items.

Reconciliations of GAAP earnings before interest and taxes to earnings before interest and taxes on a non-GAAP basis

(Dollars in Millions)

	2023	2022
Earnings before interest and taxes	$929	$471
Items excluded:		
SG&A expenses associated with the Russia business exit		43
SG&A expenses associated with the 2022 cost savings initiative	61	20
SG&A expenses associated with the Heritage Brands intimates transaction	2	
Goodwill impairment		417
Actuarial gain on retirement plans (recorded in non-service related pension and postretirement income)	(46)	(78)
Gain in connection with the Heritage Brands intimates transaction (recorded in other gain)	(15)	
Gain in connection with the Karl Lagerfeld transaction (recorded in equity in net income of unconsolidated affiliates)		(16)
Earnings before interest and taxes on a non-GAAP basis	$931	$857

Reconciliations of non-GAAP earnings before interest and taxes to earnings before interest and taxes for bonus performance cycles

(Dollars in Millions)

	2023	2022
Earnings before interest and taxes on a non-GAAP basis	$931	$857
Adjustments:		
Debt fee expense from refinance of senior credit facilities		3
Foreign exchange adjustment	19	49
Dilutive effect of the Heritage Brands intimates transaction	2	
Performance cycle bonus earnings before interest and taxes	$952	$909

Reconciliations of GAAP revenue to revenue for bonus performance cycles

(Dollars in Millions)

	2023
Revenue on a GAAP basis	$9,218
Adjustments:	
Foreign exchange adjustment	51
Dilutive effect of the Heritage Brands intimates transaction	39
Performance cycle bonus revenue	$9,308

Exhibit B

NEO Employment Agreements

Name	Description	SEC Filing
Stefan Larsson	• Employment Agreement • Salary Reduction Consent and Waiver • First Amendment to Employment Agreement	• Current Report on Form 8-K filed on May 22, 2019, Exhibit 10.1 • Quarterly Report on Form 10-Q for the period ended May 3, 2020, Exhibit 10.3 • Current Report on Form 8-K filed on February 1, 2021, Exhibit 10.1
Zachary J. Coughlin	• Employment Agreement	• Current Report on Form 8-K filed on February 9, 2022, Exhibit 10.1
Julie A. Fuller	• Employment Agreement	• Annual Report on Form 10-K for the fiscal year ended January 30, 2022, Exhibit 10.29
Martijn Hagman	• Employment Agreement	• Annual Report on Form 10-K for the fiscal year ended January 31, 2021, Exhibit 10.25
Eva Serrano	• Employment Agreement	• Annual Report on Form 10-K for the fiscal year ended February 4, 2024, Exhibit 10.22

PVH Corp.
285 Madison Avenue, New York, NY 10017
PVH.com

 **PVH**

Shareowner Services
P.O. Box 64945
St. Paul, MN 55164-0945

Address Change? Mark box, sign, and indicate changes below: ☐



TO VOTE BY INTERNET OR
TELEPHONE, SEE REVERSE SIDE
OF THIS PROXY CARD.

**The Board recommends a vote FOR all of the nominees in Proposal 1, and
FOR Proposals 2 and 3.**

1. Election of the nominees for director listed below:

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1(a) AJAY BHALLA	☐	☐	☐	1(f) G. PENNY McINTYRE	☐	☐	☐
1(b) MICHAEL M. CALBERT	☐	☐	☐	1(g) AMY McPHERSON	☐	☐	☐

 ⬇ *Please fold here – Do not separate* ⬇

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1(c) BRENT CALLINICOS	☐	☐	☐	1(h) ALLISON PETERSON	☐	☐	☐
1(d) GEORGE CHEEKS	☐	☐	☐	1(i) JUDITH AMANDA SOURRY KNOX	☐	☐	☐
1(e) STEFAN LARSSON	☐	☐	☐				

2. Approval of the advisory resolution on executive compensation ☐ For ☐ Against ☐ Abstain

3. Ratification of auditors ☐ For ☐ Against ☐ Abstain

**THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED AS
THE BOARD RECOMMENDS.**

Date _____, 2024

[signature box]

Signature(s) in Box

Note: The signature should agree with the name on your stock certificate. If acting as executor, administrator, trustee, guardian, etc., you should so indicate when signing. If the signer is a corporation, please sign the full corporate name, by duly authorized officer. If shares are jointly held, each stockholder named should sign.



PVH CORP.

ANNUAL MEETING OF STOCKHOLDERS

June 20, 2024

8:45 a.m. ET

The annual meeting will be held virtually. It will be a live webcast and can only be attended online.

To register for the virtual meeting, please follow the instructions below:

- Visit **www.proxydocs.com/pvh** on your smartphone, tablet or computer.
- As a stockholder, you will then be required to enter your control number which is located in the upper right hand corner on the reverse side of this proxy card.
- After registering, you will receive a confirmation email and an email approximately 1 hour prior to the start of the meeting to the email address you provided during registration with a unique link to the virtual meeting.



PVH CORP.
285 Madison Avenue
New York, New York 10017

Proxy

This proxy is solicited by the Board of Directors for use at the Annual Meeting on June 20, 2024.

The shares of stock you hold in your account will be voted as you specify on the reverse side.

STEFAN LARSSON and MARK D. FISCHER, or either of them, with the power of substitution, are hereby authorized to represent the undersigned and to vote all shares of the COMMON STOCK of PVH CORP. held by the undersigned at the Annual Meeting of Stockholders to be held virtually, via live webcast, on June 20, 2024, and any adjournments thereof, on the matters printed on the reverse side.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If this Proxy is executed but no directions are given, this Proxy will be voted:

1. **FOR the election of all of the nominees for director.**
2. **FOR the approval of the advisory resolution on executive compensation.**
3. **FOR the ratification of auditors.**

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week

Your phone or Internet vote authorizes the named proxies to vote your shares
in the same manner as if you marked, signed and returned your proxy card.

		
INTERNET/MOBILE	**PHONE**	**MAIL**
www.proxypush.com/pvh	**1-866-883-3382**	Mark, sign and date your proxy card and return it in the postage-paid envelope provided in time to be received by June 18, 2024.
Use the Internet to vote your proxy.	Use a touch-tone telephone to vote your proxy.	

If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Proxy Card.